$245,000,000

CREDIT AGREEMENT

among

JUNO LIGHTING, INC.,
as Borrower,

ITS DOMESTIC SUBSIDIARIES
FROM TIME TO TIME PARTIES HERETO,
as Guarantors,

JUNO LIGHTING LTD.,
as Canadian Borrower,

ITS SUBSIDIARIES
FROM TIME TO TIME PARTIES HERETO,

THE LENDERS PARTIES HERETO,

and

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent

Dated as of May 21, 2004

WACHOVIA CAPITAL MARKETS, LLC,
as Sole Lead Arranger and Sole Book Runner

TABLE OF CONTENTS

**Schedules**

**CREDIT AGREEMENT**, dated as of May 21, 2004, among **JUNO LIGHTING, INC.**, a Delaware corporation (the "Borrower"), **JUNO LIGHTING LTD.**, an Ontario, Canada corporation (the "Canadian Borrower"), each of those Domestic Subsidiaries of the Borrower identified as a "Guarantor" on the signature pages hereto and such other Domestic Subsidiaries of the Borrower as may from time to time become a party hereto (collectively the "Guarantors" and individually a "Guarantor"), each of the Subsidiaries of the Canadian Borrower as may from time to time become a party hereto (collectively the "Canadian Subsidiaries" and individually a "Canadian Subsidiary"), the several banks and other financial institutions from time to time party to this Credit Agreement (collectively the "Lenders" and individually a "Lender"), and **WACHOVIA BANK, NATIONAL ASSOCIATION**, a national banking association, as administrative agent for the Lenders hereunder (in such capacity, the "Administrative Agent" or the "Agent").

## W I T N E S S E T H:

**WHEREAS**, the Borrower has requested that the Lenders make loans and other financial accommodations to the Borrower and the Canadian Borrower in an aggregate amount of up to $245,000,000, as more particularly described herein; and

**WHEREAS**, the Lenders have agreed to make such loans and other financial accommodations to the Borrower and the Canadian Borrower on the terms and conditions contained herein.

**NOW, THEREFORE**, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, such parties hereby agree as follows:

## ARTICLE I

## DEFINITIONS

**Section 1.1      Defined Terms.**

As used in this Credit Agreement, terms defined in the preamble to this Credit Agreement have the meanings therein indicated, and the following terms have the following meanings:

"ABR Default Rate" shall have the meaning set forth in Section 2.9.

"Account Designation Letter" shall mean the Notice of Account Designation Letter dated the Closing Date from the Borrower to the Administrative Agent in substantially the form attached hereto as Schedule 1.1(a).

"Additional Credit Party" shall mean each Person that becomes a Guarantor by execution of a Joinder Agreement in accordance with Section 5.10.

"Administrative Agent" or "Agent" shall have the meaning set forth in the first paragraph of this Credit Agreement and any successors in such capacity.

"Affiliate" shall mean as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, a Person shall be deemed to be "controlled by" a Person if such Person possesses, directly or indirectly, power either (a) to vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Agreement" or "Credit Agreement" shall mean this Credit Agreement, as amended, restated, amended and restated, modified or supplemented from time to time in accordance with its terms.

"Alternate Base Rate" shall mean, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. For purposes hereof: "Prime Rate" shall mean, at any time, the rate of interest per annum publicly announced or otherwise identified from time to time by Wachovia at its principal office in Charlotte, North Carolina as its prime rate. The parties hereto acknowledge that the rate announced publicly by Wachovia as its Prime Rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks; and "Federal Funds Effective Rate" shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published on the next succeeding Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive in the absence of manifest error) that it is unable to ascertain the Federal Funds Effective Rate, for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms thereof, the Alternate Base Rate shall be determined without regard to clause (b) of the first sentence of this definition, as appropriate, until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective on the opening of business on the date of such change.

"Alternate Base Rate Loans" shall mean Loans that bear interest at an interest rate based on the Alternate Base Rate.

"Applicable Percentage" shall mean, for any day, the rate per annum set forth below opposite the applicable Level then in effect, it being understood that the Applicable Percentage for (a) Revolving Loans that are Alternate Base Rate Loans shall be the percentage set forth under the column "Revolving Loans" and "Base Rate Margin", (b) Revolving Loans that are LIBOR Rate Loans shall be the percentage set forth under the column "Revolving Loans" and "LIBOR Margin", (c) the portion of the First Lien Term Loan consisting of Alternate Base Rate Loans shall be the percentage set forth under the column "First Lien Term Loan" and "Base Rate Margin", (d) the portion of the First Lien Term Loan consisting of LIBOR Rate Loans shall be the percentage set forth under the column "First Lien Term Loan" and "LIBOR Margin", (e) the portion of the Second Lien Term Loan consisting of Alternate Base Rate Loans shall be the percentage set forth under the column "Second Lien Term Loan" and "Base Rate Margin", (f) the portion of the Second Lien Term Loan consisting of LIBOR Rate Loans shall be the percentage set forth under the column "Second Lien Term Loan" and "LIBOR Margin" and (g) the Commitment Fee shall be the percentage set forth under the column "Revolving Loans" and "Commitment Fee:"

| **Applicable Percentage** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Revolving Loans | | | First Lien Term Loan | | Second Lien Term Loan | |
| Level | Leverage Ratio | LIBOR Margin | Base Rate Margin | Commitment Fee | LIBOR Margin | Base Rate Margin | LIBOR Margin | Base Rate Margin |
| I | ≥ 4.00 to 1.0 | 3.00% | 2.00% | 0.50% | 2.75% | 1.75% | 5.50% | 4.50% |
| II | < 4.00 to 1.0 but ≥ 3.25 to 1.0 | 2.75% | 1.75% | 0.50% | 2.50% | 1.50% | 5.50% | 4.50% |
| III | < 3.25 to 1.0 | 2.50% | 1.50% | 0.50% | 2.50% | 1.50% | 5.50% | 4.50% |

The Applicable Percentage shall, in each case, be determined and adjusted quarterly on the date five (5) Business Days after the date on which the Administrative Agent has received from the Borrower the financial information and certifications required to be delivered to the Administrative Agent and the Lenders in accordance with the provisions of Sections 5.1(a), 5.1(b) and 5.2(b) (each an "Interest Determination Date"). Such Applicable Percentage shall be effective from such Interest Determination Date until the next such Interest Determination Date. After the Closing Date, if the Borrower shall fail to provide the financial information and certifications in accordance with the provisions of Sections 5.1(a), 5.1(b) and 5.2(b), the Applicable Percentage shall, on the date five (5) Business Days after the date by which the Borrower was so required to provide such financial information and certifications to the Administrative Agent and the Lenders, be based on Level I until such time as such information and certifications are provided, whereupon the Level shall be determined by the then current Leverage Ratio. Notwithstanding the foregoing, the Applicable Margin shall be as set forth above opposite Level I from the Closing Date until the first Interest Determination Date occurring after the FLT Loan Funding Date.

"Approved Fund" shall mean, with respect to any Lender that is a fund that invests in bank loans, any other fund that invests in bank loans and is managed by the same investment advisor as such Lender or by an affiliate of such investment advisor.

"Arranger" shall mean Wachovia Capital Markets, LLC, together with its successors and assigns.

"Asset Disposition" shall mean the disposition of any or all of the assets (including, without limitation, the Capital Stock of a Subsidiary or any ownership interest in a joint venture) of the Borrower or any Subsidiary whether by sale, lease, transfer or otherwise. The term "Asset Disposition" shall not include (a) the sale, lease or transfer of assets permitted by Section 6.5(a)(i) - (xii) or (b) any Equity Issuance.

"Bankruptcy Code" shall mean the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded or replaced from time to time.

"Bankruptcy Event" shall mean any of the events described in Section 7.1(f).

"Bankruptcy Laws" shall mean, as applicable, the Bankruptcy Code and Canadian bankruptcy laws, including the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada).

"Borrower" shall have the meaning set forth in the first paragraph of this Credit Agreement.

"Borrower Dividend" shall mean a dividend payment to the shareholders of the Borrower in an amount not to exceed $60,000,000, such dividend to be paid on or before July 30, 2004.

"Borrowing Date" shall mean, in respect of any Loan, the date such Loan is made.

"Business" shall have the meaning set forth in Section 3.10(b).

"Business Day" shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Charlotte, North Carolina or New York, New York are authorized or required by law to close; provided, however, that (a) when used in connection with a rate determination, borrowing or payment in respect of a LIBOR Rate Loan, the term "Business Day" shall also exclude any day on which banks in London, England are not open for dealings in Dollar deposits in the London interbank market and (b) when used in connection with a borrowing or payment by the Canadian Borrower, the term "Business Day" shall also exclude any day on which commercial banks in the Province of Ontario, Canada are authorized or required by law to close.

"Call Protection" shall have the meaning set forth in Section 2.8(a).

"Canadian Borrower" shall have the meaning set forth in the first paragraph of this Credit Agreement.

"Canadian Collateral" shall mean a collective reference to the collateral owned by the Canadian Borrower and the Canadian Subsidiaries which is identified in, and at any time will be covered by, the Security Documents and any other collateral located in Canada that may from time to time secure the Canadian Obligations.

"Canadian Credit Party" shall mean any of the Canadian Borrower and the Canadian Subsidiaries.

"Canadian Dollars" shall mean dollars in lawful currency of Canada.

"Canadian Guarantors" shall mean each US Credit Party and the Canadian Subsidiaries.

"Canadian Obligations" shall mean, without duplication, (i) all of the obligations of the Canadian Borrower to the Lenders and the Administrative Agent, whenever arising, under this Credit Agreement, the Notes or any of the other Credit Documents (including, but not limited to, any interest accruing after the occurrence of a filing of a petition of bankruptcy under applicable Bankruptcy Laws with respect to the Canadian Borrower, regardless of whether such interest is an allowed claim under such Bankruptcy Laws) and (ii) solely for purposes of the Security Documents and the Guaranty, all liabilities and obligations, whenever arising, owing from the Canadian Borrower or its Subsidiaries to any Hedging Agreement Provider arising under any Secured Hedging Agreement permitted pursuant to Section 6.1(d).

"Canadian Pledge Agreement" shall mean any Canadian Pledge Agreement given by the Canadian Borrower and/or any Canadian Subsidiary to the Administrative Agent, as the same may from time to time be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms hereof and thereof.

"Canadian Revolving Note" or "Canadian Revolving Notes" shall mean the promissory notes of the Canadian Borrower provided pursuant to Section 2.1(f) in favor of any of the Revolving Lenders evidencing the Revolving Loans made to the Canadian Borrower by such Revolving Lender, individually or collectively, as appropriate, as such promissory notes may be amended, modified, restated, supplemented, extended, renewed or replaced from time to time.

"Canadian Security Agreement" shall mean the Canadian Security Agreement dated as of the Closing Date given by the Canadian Borrower and the Canadian Subsidiaries to the Administrative Agent, as the same may from time to time be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms hereof and thereof.

"Canadian Subsidiaries" shall have the meaning set forth in the first paragraph of this Credit Agreement.

"Capital Lease" shall mean any lease of property, real or personal, the obligations with respect to which are required to be capitalized on a balance sheet of the lessee in accordance with GAAP.

"Capital Lease Obligations" shall mean the capitalized lease obligations relating to a Capital Lease determined in accordance with GAAP.

"Capital Stock" shall mean (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company, membership interests and (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" shall mean (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition ("Government Obligations"), (ii) U.S. dollar denominated (or foreign currency fully hedged to U.S. dollar) time deposits, certificates of deposit, Eurodollar time deposits and Eurodollar certificates of deposit of (y) any domestic commercial bank of recognized standing having, at the time of acquisition thereof, capital and surplus in excess of $500,000,000 or (z) any bank whose short-term commercial paper rating, at the time of acquisition thereof, from S&P is at least A-2 or the equivalent thereof or from Moody's is at least P-2 or the equivalent thereof (any such bank being an "Approved Bank"), in each case with maturities of not more than 364 days from the date of acquisition, (iii) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by any corporation rated, at the time of acquisition thereof, A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody's and maturing within six months of the date of acquisition, (iv) repurchase agreements with a bank or trust company (including a Lender) or a recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States of America, (v) obligations of any State of the United States or any political subdivision thereof for the payment of the principal and redemption price of and interest on which there shall have been irrevocably deposited Government Obligations maturing as to principal and interest at times and in amounts sufficient to provide such payment, (vi) auction preferred stock rated in the highest short-term credit rating category by S&P or Moody's, (vii) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (i) through (vi) of this definition, (viii) deposit accounts maintained in the ordinary course of business and (ix) investments made by Foreign Subsidiaries in local currencies in instruments issued by or with entities of such jurisdiction having correlative attributes to the foregoing.

"Change of Control" shall mean the occurrence of any of the following events: (a) any Person or two or more Persons (other than the Sponsor) acting in concert shall have acquired Voting Stock of the Borrower that accounts for greater than or equal to 20% of the combined voting power of all outstanding Voting Stock of the Borrower and such amount of voting power is greater than or equal to the combined voting power of the outstanding Voting Stock of the Borrower held by the Sponsor, (b) Continuing Directors shall cease for any reason to constitute a majority of the members of the board of directors of the Borrower then in office, or (c) any Person (or any officer, director, partner or member of such Person) other than the Sponsor and the Borrower and its Affiliates shall occupy a majority of the seats on the board of directors of the Borrower.

"Closing Date" shall mean the date of this Credit Agreement.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" shall mean, collectively, the US Collateral and the Canadian Collateral.

"Commitment" shall mean the Revolving Commitment, the LOC Commitment, the FLT Loan Commitment, the SLT Loan Commitment and the Swingline Commitment, individually or collectively, as appropriate.

"Commitment Fee" shall have the meaning set forth in Section 2.6(a).

"Commitment Percentage" shall mean the Revolving Commitment Percentage, the FLT Loan Commitment Percentage and/or the SLT Loan Commitment Percentage, as appropriate.

"Commitment Period" shall mean (a) with respect to Revolving Loans, the period from and including the Closing Date to but excluding the Revolving Commitment Termination Date and (b) with respect to Letters of Credit, the period from and including the Closing Date to but excluding the date that is 30 days prior to the Revolving Commitment Termination Date.

"Commitment Transfer Supplement" shall mean a Commitment Transfer Supplement, in substantially the form of Schedule 9.6(c).

"Commonly Controlled Entity" shall mean an entity, whether or not incorporated, which is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a group which includes the Borrower and which is treated as a single employer under Section 414 of the Code.

"Consolidated" shall mean, when used with reference to financial statements or financial statement items of the Borrower and its Subsidiaries or any other Person, such statements or items on a consolidated basis in accordance with the consolidation principles of GAAP.

"Consolidated Capital Expenditures" shall mean, as of any date of determination for the four quarter period ending on such date, all expenditures of the Borrower and its Subsidiaries on a Consolidated basis for such period that in accordance with GAAP would be classified as capital expenditures (excluding (i) capital expenditures resulting from the reinvestment of proceeds from a Recovery Event and (ii) amounts expended as Permitted Acquisitions), including without limitation, Capital Lease Obligations.

"Consolidated Cash Taxes" shall mean, as of any date of determination for the four quarter period ending on such date, the aggregate of all taxes (including, without limitation, any federal, state, local and foreign income and similar taxes) actually paid by the Borrower and its Subsidiaries on a Consolidated basis during such period.

"Consolidated EBITDA" shall mean, as of any date of determination for the four quarter period ending on such date, (i) Consolidated Net Income for such period plus (ii) the sum of the following to the extent deducted in calculating Consolidated Net Income: (A) Consolidated Interest Expense for such period, (B) tax expense (including, without limitation, any federal, state, local and foreign income and similar taxes) of the Borrower and its Subsidiaries for such period, (C) depreciation and amortization for such period, (D) non-recurring cash charges approved by the Administrative Agent in an aggregate amount not to exceed $4,000,000 in any fiscal year, (E) management and advisory fees paid to the Sponsor to the extent permitted under Section 6.11(g), (F) charges, expenses or fees in an aggregate amount not to exceed $4,000,000 in any fiscal year incurred in connection with the Transactions (including in connection with the extinguishment of Indebtedness) and in connection with pursuing and/or completing Permitted Acquisitions and (G) non-cash charges (including impairment charges with respect to goodwill, unamortized original issue discount and unamortized fees relating to Indebtedness) and non-cash expenses (including compensation expenses required by GAAP in connection with equity and other option plans) of the Borrower and its Subsidiaries for such period minus (iii) the sum of the following to the extent included in calculating Consolidated Net Income: (A) interest income for such period and (B) tax benefits (including, without limitation, any federal, state, local and foreign income and similar tax benefits) of the Borrower and its Subsidiaries for such period minus (iv) any cash payments made during such period with respect to non-cash charges or expenses described in clause (ii)(G) above relating to a prior period.

"Consolidated Fixed Charges" shall mean, as of any date of determination for the four quarter period ending on such date, the sum of (i) Consolidated Interest Expense for such period plus (ii) Consolidated Scheduled Debt Payments for such period plus (iii) dividend payments (other than the Borrower Dividend) that are made during such period plus (iv) Consolidated Cash Taxes for such period, in each case for the Borrower and its Subsidiaries on a Consolidated basis. Notwithstanding the foregoing, for purposes of calculating Consolidated Fixed Charges for the fiscal quarters ending August 31, 2004, November 30, 2004 and February 28, 2005, Consolidated Interest Expense shall be annualized during such fiscal quarters such that (i) for the calculation of Consolidated Interest Expense as of August 31, 2004, Consolidated Interest Expense for the fiscal quarter then ending will be multiplied by four (4), (ii) for the calculation of Consolidated Interest Expense as of November 30, 2004, Consolidated Interest Expense for the two fiscal quarter period then ending will be multiplied by two (2) and (iii) for the calculation of Consolidated Interest Expense as of February 28, 2005, Consolidated Interest Expense for the three fiscal quarter period then ending will be multiplied by one and one-third (1 1/3).

"Consolidated Funded Debt" shall mean, on any date of calculation, Funded Debt of the Borrower and its Subsidiaries on a Consolidated basis.

"Consolidated Interest Expense" shall mean, as of any date of determination for the four quarter period ending on such date, all interest expense (excluding amortization of debt discount and premium, but including the interest component under Capital Leases and Hedging Agreements) for such period of the Borrower and its Subsidiaries on a Consolidated basis.

"Consolidated Net Income" shall mean, for any period, the net income (excluding extraordinary losses and gains, all non-cash income and all non-cash interest with respect to the preferred Capital Stock of the Borrower) of the Borrower and its Subsidiaries on a Consolidated basis for such period. Except as otherwise specified, the applicable period shall be for the four consecutive quarters ending as of the date of computation.

"Consolidated Scheduled Debt Payments" shall mean, as of any date of determination for the four quarter period ending on such date, the sum of all scheduled payments of principal on Consolidated Funded Debt for such period (including the principal component of payments due on Capital Leases during the applicable period ending on such date); it being understood that scheduled payments on Consolidated Funded Debt shall not include optional prepayments or the mandatory prepayments required pursuant to Section 2.8. Notwithstanding the foregoing, for purposes of calculating Consolidated Scheduled Debt Payments for the fiscal quarters ending August 31, 2004, November 30, 2004 and February 28, 2005, Consolidated Scheduled Debt Payments shall be annualized during such fiscal quarters such that (i) for the calculation of Consolidated Scheduled Debt Payments as of August 31, 2004, Consolidated Scheduled Debt Payments for the fiscal quarter then ending will be multiplied by four (4), (ii) for the calculation of Consolidated Scheduled Debt Payments as of November 30, 2004, Consolidated Scheduled Debt Payments for the two fiscal quarter period then ending will be multiplied by two (2) and (iii) for the calculation of

Consolidated Scheduled Debt Payments as of February 28, 2005, Consolidated Scheduled Debt Payments for the three fiscal quarter period then ending will be multiplied by one and one-third (1 1/3).

"Continuing Directors" shall mean the directors of the Borrower on the Closing Date and each other director, if in each case such other director's nomination for election to the Board of Directors of the Borrower is recommended by a majority of the then Continuing Directors.

"Contractual Obligation" shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

"Copyright Licenses" shall mean any agreement providing for the grant by or to a Person of any right under any Copyright, including, without limitation, any thereof referred to in Schedule 3.15 to this Credit Agreement.

"Copyrights" shall mean all copyrights of the Credit Parties and their Subsidiaries in all works, now existing or hereafter created or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Copyright Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof, or otherwise, including, without limitation, any thereof referred to in Schedule 3.15 and all renewals thereof.

"Credit Documents" shall mean this Credit Agreement, each of the Notes, any Joinder Agreement, the Letters of Credit, LOC Documents and the Security Documents.

"Credit Party" shall mean any of the Borrower, the Canadian Borrower, the Canadian Subsidiaries or the Guarantors.

"Credit Party Obligations" shall mean, without duplication, (i) all of the obligations, indebtedness and liabilities of the Credit Parties to the Lenders (including the Issuing Lender) and the Administrative Agent, whenever arising, under this Credit Agreement, the Notes or any of the other Credit Documents, including principal, interest, fees, reimbursements and indemnification obligations and other amounts (including, but not limited to, any interest accruing after the occurrence of a filing of a petition of bankruptcy under applicable Bankruptcy Laws with respect to any Credit Party, regardless of whether such interest is an allowed claim under such Bankruptcy Laws), (ii) the Canadian Obligations and (iii) solely for purposes of the Security Documents and the Guaranty, all liabilities and obligations, whenever arising, owing from any Credit Party or any of their Subsidiaries to any Hedging Agreement Provider arising under any Secured Hedging Agreement.

"Debt Issuance" shall mean the issuance of any Indebtedness for borrowed money by the Credit Parties or any of their Subsidiaries (excluding any Equity Issuance or any Indebtedness of the Credit Parties and their Subsidiaries permitted to be incurred pursuant to Section 6.1 hereof).

"Default" shall mean any of the events specified in Section 7.1, whether or not any requirement for the giving of notice or the lapse of time, or both, or any other condition, has been satisfied.

"Defaulting Lender" shall mean, at any time, any Lender that, at such time (a) has failed to make a Loan required pursuant to the term of this Credit Agreement, including the funding of a Participation Interest in accordance with the terms hereof and such default remains uncured, (b) has failed to pay to the Administrative Agent or any Lender an amount owed by such Lender pursuant to the terms of this Credit Agreement and such default remains uncured, or (c) has been deemed insolvent or has become subject to a bankruptcy or insolvency proceeding or to a receiver, trustee or similar official.

"Dollars" and "$" shall mean dollars in lawful currency of the United States of America.

"Domestic Lending Office" shall mean, initially, the office of each Lender designated as such Lender's Domestic Lending Office shown on Schedule 9.2; and thereafter, such other office (within the United States) of such Lender as such Lender may from time to time specify to the Administrative Agent and the Borrower as the office of such Lender at which Alternate Base Rate Loans of such Lender are to be made.

"Domestic Subsidiary" shall mean any Subsidiary that is organized and existing under the laws of the United States or any state or commonwealth thereof or under the laws of the District of Columbia.

"Earnout Obligation" shall mean the earnout obligation of the Borrower with respect to Alfa Lighting, Inc., such earnout obligation not to exceed $4,000,000.

"Environmental Laws" shall mean any and all applicable foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, final and enforceable requirements of any Governmental Authority or other Requirement of Law (including common law) regulating or imposing liability or standards of conduct for the protection of human health or the environment, as now or may at any time be in effect during the term of this Credit Agreement.

"Equity Issuance" shall mean any issuance by any Credit Party or any Subsidiary to any Person which is not a Credit Party of (a) shares of its Capital Stock, (b) any shares of its Capital Stock pursuant to the exercise of options or warrants, or (c) any shares of its Capital Stock pursuant to the conversion of any debt securities to equity. The term "Equity Issuance" shall not include (i) any Asset Disposition, (ii) any Debt Issuance, (iii) any issuance of shares of Capital Stock of the Borrower as consideration for a Permitted Acquisition or the proceeds of which are used as consideration for a Permitted Acquisition, (iv) any issuance of shares of Capital Stock  to, or capital contribution by, the Sponsor, (v) any issuance of shares of Capital Stock of the Borrower pursuant to the exercise of options or warrants by officers, directors and employees of the Credit Parties and their Subsidiaries under any employee equity subscription agreement, stock option agreement, stock ownership arrangement or similar agreement or plan and (vi) any issuance of shares of Capital Stock of a Foreign Subsidiary to a Foreign Subsidiary.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Eurodollar Reserve Percentage" shall mean for any day, the percentage (expressed as a decimal and rounded upwards, if necessary, to the next higher 1/100th of 1%) which is in effect for such day as prescribed by the Federal Reserve Board (or any successor) for determining the maximum reserve requirement (including without limitation any basic, supplemental or emergency reserves) in respect of Eurocurrency liabilities, as defined in Regulation D of such Board as in effect from time to time, or any similar category of liabilities for a member bank of the Federal Reserve System in New York City.

"Event of Default" shall mean any of the events specified in Section 7.1; provided, however, that any requirement for the giving of notice or the lapse of time, or both, or any other condition, has been satisfied.

"Excess Cash Flow" shall mean, with respect to any fiscal year period of the Borrower and its Subsidiaries on a Consolidated basis, an amount equal to (a) Consolidated EBITDA for such period plus (b) decreases in working capital for such period to the extent paid in cash and permitted under this Agreement minus (c) Consolidated Capital Expenditures for such period to the extent paid in cash and permitted under this Credit Agreement minus (d) Consolidated Interest Expense for such period to the extent paid or payable in cash minus (e) Consolidated Cash Taxes paid during such period minus (f) Consolidated Scheduled Debt Payments made during such period minus (g) increases in working capital for such period minus (h) payments made during such period on account of the Earnout Obligation minus (i) payments of principal in respect of the Revolving Loans to the extent there is an equivalent reduction in the Revolving Commitments hereunder during such period minus (j) non-recurring cash charges incurred during such period to the extent included in the calculation of Consolidated EBITDA minus (k) management and advisory fees paid to the Sponsor during such period to the extent included in the calculation of Consolidated EBITDA minus (l) charges, expenses or fees incurred during such period in connection with the Transactions (including in connection with the extinguishment of Indebtedness) and in connection with pursuing and/or completing Permitted Acquisitions to the extent included in the calculation of Consolidated EBITDA minus (m) cash paid as consideration for a Permitted Acquisition minus (n) the aggregate amount of cash paid during such period with respect to Investments made under clause (xii) in the definition of "Permitted Investments" contained herein.

"Excluded Tax" shall have the meaning set forth in Section 2.18(a).

"Extension of Credit" shall mean, as to any Lender, the making of a Loan by such Lender or the issuance of, or participation in, a Letter of Credit by such Lender.

"Federal Funds Effective Rate" shall have the meaning set forth in the definition of "Alternate Base Rate".

"Fee Letter" shall mean the letter agreement dated March 31, 2004, addressed to the Borrower from Wachovia and the Arranger, as amended, modified or otherwise supplemented.

"First Lien Lender" shall mean a Revolving Lender or a FLT Loan Lender.

"First Lien Obligations" shall mean all Credit Party Obligations other than the Second Lien Obligations.

"First Lien Term Loan" shall have the meaning set forth in Section 2.2(a).

"Fixed Charge Coverage Ratio" shall mean the ratio of (i) Consolidated EBITDA minus Consolidated Capital Expenditures to (ii) Consolidated Fixed Charges.

"Flood Hazard Property" shall have the meaning set forth in Section 4.1(e)(iv).

"FLT Loan Availability Period" shall mean the period beginning on the Closing Date and ending on July 15, 2004.

"FLT Loan Commitment" shall mean, with respect to each FLT Loan Lender, the commitment of such FLT Loan Lender to make its portion of the First Lien Term Loan in a principal amount equal to such FLT Loan Lender's FLT Loan Commitment Percentage of the FLT Loan Committed Amount.

"FLT Loan Commitment Percentage" shall mean, for any Lender, the percentage identified as its FLT Loan Commitment Percentage on Schedule 2.1(a) or in the Register, as such percentage may be modified in connection with any assignment made in accordance with the provisions of Section 9.6.

"FLT Loan Committed Amount" shall have the meaning set forth in Section 2.2(a).

"FLT Loan Funding Date" shall mean the date on which all conditions precedent to funding the First Lien Term Loan (including, without limitation, the requirements set forth in Section 2.2, 4.1 and 4.3) are met; provided, that the FLT Loan Funding Date must fall within the FLT Loan Availability Period.

"FLT Loan Lender" shall mean a Lender holding a FLT Loan Commitment and/or a portion of the outstanding First Lien Term Loan.

"FLT Loan Maturity Date" shall mean the date that is six and one-half (6 1/2) years after the Closing Date.

"FLT Note" or "FLT Notes" shall mean the promissory notes of the Borrower (if any) in favor of any of the FLT Loan Lenders evidencing the portion of the First Lien Term Loan provided by any such FLT Loan Lender pursuant to Section 2.2(d), individually or collectively, as appropriate, as such promissory notes may be amended, modified, restated, amended and restated, supplemented, extended, renewed or replaced from time to time.

"Foreign Subsidiary" shall mean any Subsidiary that is not a Domestic Subsidiary.

"Fronting Fee" shall have the meaning set forth in Section 2.6(b).

"Funded Debt" shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt incurred in the ordinary course of business) which would appear as liabilities on a balance sheet of such Person, (e) the principal portion of all obligations of such Person under Capital Leases, (f) the maximum amount of all letters of credit issued or bankers' acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (g) all preferred Capital Stock issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration, in each case prior to the date which is six months after SLT Loan Maturity Date, (h) the principal balance outstanding under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product, (i) all net obligations of such Person under Hedging Agreements, excluding any portion thereof which would be accounted for as interest expense under GAAP, (j) all Indebtedness of others of the type described in clauses (a) through (i) hereof secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (k) all Guaranty Obligations of such Person with respect to Indebtedness of another Person of the type described in clauses (a) through (i) hereof, and (l) all Indebtedness of the type described in clauses (a) through (j) hereof of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer; provided, however, that Funded Debt shall not include Indebtedness among the Credit Parties. For purposes of this Credit Agreement, the amount of any Indebtedness referred to in clause (i) of the preceding sentence shall be any net termination payments required to be paid to a counterparty rather than any notional amount with regard to which payments may be calculated.

"GAAP" shall mean generally accepted accounting principles in effect in the United States of America applied on a consistent basis, subject, however, in the case of determination of compliance with the financial covenants set out in Section 5.9 to the provisions of Section 1.3.

"Government Acts" shall have the meaning set forth in Section 2.19.

"Governmental Approvals" shall mean all authorizations, consents, approvals, permits, licenses and exemptions of, registrations and filings with, and reports to, all Governmental Authorities.

"Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guarantor" shall have the meaning set forth in the first paragraph of this Credit Agreement.

"Guaranty" shall mean the guaranty of the Guarantors set forth in Article X and the guaranty of the Canadian Guarantors in Article XII.

"Guaranty Obligations" shall mean, with respect to any Person, without duplication, any obligations of such Person (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing or intended to guarantee any Indebtedness of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent, (i) to purchase any such Indebtedness or any property constituting security therefor, (ii) to advance or provide funds or other support for the payment or purchase of any such Indebtedness or to maintain working capital, solvency or other balance sheet condition of such other Person (including without limitation keep well agreements, maintenance agreements, comfort letters or similar agreements or arrangements) for the benefit of any holder of Indebtedness of such other Person, (iii) to lease or purchase property, securities or services primarily for the purpose of assuring the holder of such Indebtedness, or (iv) to otherwise assure or hold harmless the holder of such Indebtedness against loss in respect thereof. The amount of any Guaranty Obligation hereunder shall (subject to any limitations set forth therein) be deemed to be an amount equal to the outstanding principal amount (or maximum principal amount, if larger) of the Indebtedness in respect of which such Guaranty Obligation is made.

"Hedging Agreement Provider" shall mean any Person that enters into a Secured Hedging Agreement with a Credit Party or any of its Subsidiaries that is permitted by Section 6.1(d) to the extent such Person is a Lender, an Affiliate of a Lender or any other Person that was a Lender (or an Affiliate of a Lender) at the time it entered into the Secured Hedging Agreement but has ceased to be a Lender (or whose Affiliate has ceased to be a Lender) under the Credit Agreement.

"Hedging Agreements" shall mean, with respect to any Person, any agreement entered into to protect such Person against fluctuations in interest rates, or currency or raw materials values, including, without limitation, any interest rate swap, cap or collar agreement or similar arrangement between such Person and one or more counterparties, any foreign currency exchange agreement, currency protection agreements, commodity purchase or option agreements or other interest or exchange rate hedging agreements.

"High Yield Note Indenture" shall mean the indenture dated as of June 30, 1999, by and among the Borrower, the guarantors thereunder and U.S. Bank National Association, as Trustee for the 11 7/8% Senior Subordinated Notes due 2009 (as amended, supplemented or otherwise modified through the Closing Date).

"High Yield Notes" shall mean the Borrower's 11 7/8% Senior Subordinated Notes due 2009 in the initial aggregate principal amount of $125,000,000.

"Indebtedness" shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt incurred in the ordinary course of business) which would appear as liabilities on a balance sheet of such Person, (e) all obligations of such Person under take-or-pay or similar arrangements or under commodities agreements, (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all Guaranty Obligations of such Person with respect to Indebtedness of another Person, (h) the principal portion of all Capital Lease Obligations of such Person, (i) all obligations of such Person under Hedging Agreements, excluding any portion thereof which would be accounted for as interest expense under GAAP, (j) the maximum amount of all letters of credit issued or bankers' acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (k) all preferred Capital Stock issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration, in each case prior to the date which is six months after the SLT Loan Maturity Date, (l) the principal balance outstanding under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product and (m) the Indebtedness of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer.

"Insolvency" shall mean, with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of such term as used in Section 4245 of ERISA.

"Intellectual Property" shall mean the Copyrights, Copyright Licenses, Patents, Patent Licenses, Trademarks and Trademark Licenses of the Credit Parties and their Subsidiaries, all goodwill associated therewith and all rights to sue for infringement thereof.

"Interest Payment Date" shall mean (a) as to any Alternate Base Rate Loan, the last day of each February, May, August and November and on the applicable Maturity Date, (b) as to any LIBOR Rate Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any LIBOR Rate Loan having an Interest Period longer than three months, (i) each three (3) month anniversary following the first day of such Interest Period and (ii) the last day of such Interest Period.

"Interest Period" shall mean, with respect to any LIBOR Rate Loan,

(i) initially, the period commencing on the Borrowing Date or conversion date, as the case may be, with respect to such LIBOR Rate Loan and ending one, two, three or six months thereafter, as selected by the Borrower in the Notice of Borrowing or Notice of Conversion given with respect thereto; and

(ii)    thereafter, each period commencing on the last day of the immediately preceding Interest Period applicable to such LIBOR Rate Loan and ending one, two, three or six months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not less than three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that the foregoing provisions are subject to the following:

(A)    if any Interest Period pertaining to a LIBOR Rate Loan would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(B)    any Interest Period pertaining to a LIBOR Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month;

(C)    if the Borrower shall fail to give notice as provided above, the Borrower shall be deemed to have selected an Alternate Base Rate Loan to replace the affected LIBOR Rate Loan;

(D)    no Interest Period in respect of any Loan shall extend beyond the applicable Maturity Date and, further with regard to any Term Loan, no Interest Period shall extend beyond any principal amortization payment date with respect to such Term Loan unless the portion of such Term Loan consisting of Alternate Base Rate Loans together with the portion of such Term Loan consisting of LIBOR Rate Loans with Interest Periods expiring prior to or concurrently with the date such principal amortization payment date is due, is at least equal to the amount of such principal amortization payment due on such date; and

(E)    no more than six (6) LIBOR Rate Loans may be in effect at any time. For purposes hereof, LIBOR Rate Loans with different Interest Periods shall be considered as separate LIBOR Rate Loans, even if they shall begin on the same date, although borrowings, extensions and conversions may, in accordance with the provisions hereof, be combined at the end of existing Interest Periods to constitute a new LIBOR Rate Loan with a single Interest Period.

"Investment" shall mean (a) the acquisition (whether for cash, property, services, assumption of Indebtedness, securities or otherwise) of shares of Capital Stock, other ownership interests or other securities of any Person or bonds, notes, debentures or all or substantially all of the assets of any Person or (b) any deposit with, or advance, loan or other extension of credit to, any Person (other than deposits made in the ordinary course of business) or (c) any other capital contribution to or investment in any Person, including, without limitation, any Guaranty Obligation (including any support for a letter of credit issued on behalf of such Person) incurred for the benefit of such Person.

"Issuing Lender" shall mean Wachovia.

"Issuing Lender Fees" shall have the meaning set forth in Section 2.6(c).

"Joinder Agreement" shall mean a Joinder Agreement in substantially the form of Schedule 5.10, executed and delivered by an Additional Credit Party in accordance with the provisions of Section 5.10.

"Lender" shall have the meaning set forth in the first paragraph of this Credit Agreement.

"Letters of Credit" shall mean any letter of credit issued by the Issuing Lender pursuant to the terms hereof, as such letter of credit may be amended, modified, extended, renewed or replaced from time to time.

"Letter of Credit Fee" shall have the meaning set forth in Section 2.6(b).

"Leverage Ratio" shall mean the ratio of (i) Consolidated Funded Debt to (ii) Consolidated EBITDA.

"LIBOR" shall mean, for any LIBOR Rate Loan for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period. If for any reason such rate is not available, the term "LIBOR" shall mean, for any LIBOR Rate Loan for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBO Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates (rounded upwards, if necessary, to the nearest 1/100 of 1%). If, for any reason, neither of such rates is available, then "LIBOR" shall mean the rate per annum at which, as determined by the Administrative Agent, Dollars in an amount comparable to the Loans then requested are being offered to leading banks at approximately 11:00 A.M. London time, two (2) Business Days prior to the commencement of the applicable Interest Period for settlement in immediately available funds by leading banks in the London interbank market for a period equal to the Interest Period selected.

"LIBOR Lending Office" shall mean, initially, the office of each Lender designated as such Lender's LIBOR Lending Office shown on Schedule 9.2; and thereafter, such other office of such Lender as such Lender may from time to time specify to the Administrative Agent and the Borrower as the office of such Lender at which the LIBOR Rate Loans of such Lender are to be made.

"LIBOR Rate" shall mean a rate per annum (rounded upwards, if necessary, to the next higher 1/100th of 1%) determined by the Administrative Agent pursuant to the following formula:

$$\text{LIBOR Rate} = \frac{\text{LIBOR}}{1.00 - \text{Eurodollar Reserve Percentage}}$$

"LIBOR Rate Loan" shall mean Loans the rate of interest applicable to which is based on the LIBOR Rate.

"Lien" shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Capital Lease having substantially the same economic effect as any of the foregoing).

"Loan" shall mean a Revolving Loan, the First Lien Term Loan, the Second Lien Term Loan and/or a Swingline Loan, as appropriate.

"Loan Parties" shall mean the Borrower and the Canadian Borrower.

"LOC Commitment" shall mean the commitment of the Issuing Lender to issue Letters of Credit and with respect to each Lender that has a Revolving Commitment, the commitment of such Lender to purchase Participation Interests in the Letters of Credit up to such Lender's LOC Committed Amount as specified in Schedule 2.1(a) or in the Register, as such amount may be reduced from time to time in accordance with the provisions hereof.

"LOC Committed Amount" shall have the meaning set forth in Section 2.4(a).

"LOC Documents" shall mean, with respect to any Letter of Credit, such Letter of Credit, any amendments thereto, any documents delivered in connection therewith, any application therefor, and any agreements, instruments, guarantees or other documents (whether general in application or applicable only to such Letter of Credit) governing or providing for (i) the rights and obligations of the parties concerned or (ii) any collateral security for such obligations.

"LOC Obligations" shall mean, at any time, the sum of (i) the maximum amount which is, or at any time thereafter may become, available to be drawn under Letters of Credit then outstanding, assuming compliance with all requirements for drawings referred to in such Letters of Credit plus (ii) the aggregate amount of all drawings under Letters of Credit honored by the Issuing Lender but not theretofore reimbursed.

"Mandatory LOC Borrowing" shall have the meaning set forth in Section 2.4(e).

"Mandatory Swingline Borrowing" shall have the meaning set forth in Section 2.5(b)(ii).

"Material Adverse Effect" shall mean a material adverse effect on (a) the business, operations, property, assets or condition (financial or otherwise) of the Borrower and its Subsidiaries taken as a whole, (b) the ability of the Borrower, the Canadian Borrower, any Guarantor or any Canadian Subsidiary to perform its obligations, when such obligations are required to be performed, under this Credit Agreement, any of the Notes or any other Credit Document or (c) the validity or enforceability of this Credit Agreement, any of the Notes or any of the other Credit Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.

"Material Contract" shall mean (a) any contract or other agreement, written or oral, of the Credit Parties or any of their Subsidiaries involving monetary liability of or to any such Person in an amount in excess of $5,000,000 per annum and (b) any other contract, agreement, permit or license of the Credit Parties or any of their Subsidiaries the failure to comply with which could reasonably be expected to have a Material Adverse Effect; provided that no Credit Document shall be considered a Material Contract.

"Materials of Environmental Concern" shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, regulated as such in or under any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

"Maturity Date" shall mean the FLT Loan Maturity Date, the SLT Loan Maturity Date or the Revolving Commitment Termination Date, as applicable.

"Moody's" shall mean Moody's Investors Service, Inc.

"Mortgage Instrument" shall mean any mortgage, deed of trust or deed to secure debt executed by a Credit Party in favor of the Administrative Agent pursuant to the terms of Section 4.1(e)(i), 5.10 or 5.12, as the same may be amended, modified, restated or supplemented from time to time.

"Mortgage Policy" shall mean, with respect to any Mortgage Instrument, an ALTA mortgagee title insurance policy issued by Fidelity National Title Insurance Company (or such other title company that is reasonably acceptable to the Administrative Agent) in such amount as reasonably approved by the Administrative Agent, assuring the Administrative Agent that such Mortgage Instrument creates a valid and enforceable first priority mortgage lien on the applicable Mortgaged Property, free and clear of all defects and encumbrances except Permitted Liens, which Mortgage Policy shall be in form and substance reasonably satisfactory to the Administrative Agent and shall provide for affirmative insurance and such reinsurance as the Administrative Agent may reasonably request.

"Mortgaged Property" shall mean any owned or leased real property of a Credit Party with respect to which such Credit Party executes a Mortgage Instrument in favor of the Administrative Agent.

"Multiemployer Plan" shall mean a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Cash Proceeds" shall mean the aggregate cash proceeds received by any Credit Party or any Subsidiary in respect of any Asset Disposition, Equity Issuance, Debt Issuance or Recovery Event, net of (a) costs (including, without limitation, legal, accounting and investment banking fees, and sales commissions, in each case payable to non-Affiliates) associated therewith, (b) amounts held in escrow to be applied as part of the purchase price of any Asset Disposition and (c) taxes paid or payable as a result thereof, (d) reserves for indemnification obligations and purchase price adjustments reasonably expected to be payable by such Credit Party or Subsidiary in connection with any Asset Disposition (it being understood that if such amount is not subsequently paid, such amount shall constitute "Net Cash Proceeds" at the time such payment is no longer required) and (e) in the case of any Asset Disposition of assets subject to a Lien securing any Indebtedness (which Lien and Indebtedness are permitted by this Agreement), any amounts required to be repaid by such Credit Party or Subsidiary in respect of such Indebtedness (other than Indebtedness under this Agreement) in connection with any such Asset Disposition; it being understood that "Net Cash Proceeds" shall include, without limitation, any cash received upon the sale or other disposition of any Cash Equivalents received by the Borrower or any Subsidiary in any Asset Disposition, Equity Issuance, Debt Issuance or Recovery Event and any cash released from escrow as part of the purchase price in connection with any Asset Disposition.

"Note" or "Notes" shall mean the Revolving Notes, the Canadian Revolving Notes, the FLT Notes, the SLT Notes and/or the Swingline Notes, collectively, separately or individually, as appropriate.

"Notice of Borrowing" shall mean a request for a Revolving Loan borrowing pursuant to Section 2.1(b)(i), a request for a Swingline Loan borrowing pursuant to Section 2.5(b)(i), or a request for funding of the First Lien Term Loan pursuant to Section 4.3(c), as appropriate. A Form of Notice of Borrowing is attached as Schedule 2.1(b)(i).

"Notice of Conversion" shall mean the written notice of extension or conversion as referenced and defined in Section 2.10.

"Obligations" shall mean, collectively, Loans and LOC Obligations.

"Participant" shall have the meaning set forth in Section 9.6(b).

"Participation Interest" shall mean a participation interest purchased by a Revolving Lender in LOC Obligations as provided in Section 2.4(c) and in Swingline Loans as provided in Section 2.5.

"Patent Licenses" shall mean all agreements providing for the grant by or to a Person of any right to manufacture, use or sell any invention covered by a Patent, including, without limitation, any thereof referred to in Schedule 3.15 to the Credit Agreement.

"Patents" shall mean all letters patent of the United States or any other country, now existing or hereafter arising, and all improvement patents, reissues, reexaminations, patents of additions, renewals and extensions thereof, including, without limitation, any thereof referred to in Schedule 3.15 to this Credit Agreement, and (ii) all applications for letters patent of the United States or any other country, now existing or hereafter arising, and all provisionals, divisions, continuations and continuations-in-part and substitutes thereof, including, without limitation, any thereof referred to in Schedule 3.15 to this Credit Agreement.

"PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

"Permitted Acquisition" shall mean an acquisition or any series of related acquisitions by a Credit Party of (a) all or substantially all of the assets or a majority of the outstanding Voting Stock or economic interests of a Person or (b) any division, line of business or other business unit of a Person that is incorporated, formed or organized in the United States (such Person or such division, line of business or other business unit of such Person shall be referred to herein as the "Target"), in each case that is a type of business (or assets used in a type of business) permitted to be engaged in by the Credit Parties and their Subsidiaries pursuant to Section 6.4 hereof, so long as (i) no Default or Event of Default shall then exist or would exist after giving effect thereto, (ii) the Credit Parties shall demonstrate to the reasonable satisfaction of the Administrative Agent that, after giving effect to the acquisition on a pro forma basis, (A) the Leverage Ratio shall be less than or equal to the ratio that is 0.15 lower than the Leverage Ratio required as of the most recent Test Date pursuant to Section 5.9(a); provided that the Credit Parties shall not be required to demonstrate compliance with the foregoing Leverage Ratio test to the extent the Leverage Ratio, as certified in the most recent officer's certificate delivered pursuant to Section 5.2(b), is less than 4.25 to 1.0, and (B) the Credit Parties are in compliance (as of the most recent Test Date) with each of the financial covenants set forth in Section 5.9, (iii) the Administrative Agent, on behalf of the Lenders, shall have received (or shall receive in connection with the closing of such acquisition) a first priority perfected security interest in all property (including, without limitation, Capital Stock) acquired with respect to the Target to the extent required by the terms of Sections 5.10 and 5.12 and the Target shall have executed a Joinder Agreement to the extent required by the terms of Section 5.10, (iv) such acquisition shall not be a "hostile" acquisition and shall have been approved by the Board of Directors and/or shareholders of the applicable Credit Party and the Target, (v) after giving effect to such acquisition, there shall be at least $5,000,000 of borrowing availability under the Revolving Committed Amount and (vi) the aggregate consideration (including, without limitation, earn out arrangements (provided that any earn out to be paid shall not be "consideration paid" until actually earned and paid) and the amount of Indebtedness and other liabilities assumed or acquired by the Credit Parties and their Subsidiaries, but excluding equity consideration and amounts financed with the net proceeds of a substantially concurrent issuance of Capital Stock) paid by the Credit Parties and their Subsidiaries (A) in connection with any such acquisition shall not exceed $30,000,000 and (B) for all acquisitions made during the term of this Agreement shall not exceed $60,000,000; provided that the aggregate consideration for all acquisitions of Persons that are not incorporated, formed or organized in the United States shall not exceed $5,000,000.

"Permitted Investments" shall mean:

(i)      cash and Cash Equivalents;

(ii)      Investments set forth on Schedule 1.1(b);

(iii)      receivables owing to the Credit Parties or any of their Subsidiaries or any receivables and advances to suppliers, in each case if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(iv)      Investments in and loans to any US Credit Party by any US Credit Party or any Canadian Credit Party;

(v)      Investments in and loans to any Canadian Credit Party by any Canadian Credit Party;

(vi)      Investments in and loans to any Foreign Subsidiary by any Credit Party; provided that such Investments and loans made pursuant to this clause (vi), together (without duplication) with the amount of Indebtedness incurred pursuant to Section 6.1(g), shall not exceed an aggregate principal amount of $5,000,000 at any time outstanding (initially valued at cost, but net of any cash return on such Investment, whether as interest, principal, dividends, distributions, proceeds or otherwise);

(vii)      Investments in and loans to any Foreign Subsidiary by any Foreign Subsidiary (other than a Credit Party);

(viii)      loans and advances to officers, directors and employees in an aggregate amount not to exceed $1,000,000 at any time outstanding; provided that such loans and advances shall comply with all applicable Requirements of Law;

(ix)      Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(x)      Investments, acquisitions or transactions permitted under Section 6.5(b) (including any Investments owned by a Person acquired in a Permitted Acquisition);

(xi)      Hedging Agreements permitted hereunder; and

(xii)      additional loan advances and/or Investments of a nature not contemplated by the foregoing clauses hereof; provided that such loans, advances and/or Investments made pursuant to this clause (xii) shall not exceed an aggregate amount of $3,000,000 at any time outstanding (initially valued at cost, but net of any cash return on such Investment, whether as interest, principal, dividends, distributions, proceeds or otherwise).

"Permitted Liens" shall mean:

(i)     Liens created by or otherwise existing under or in connection with this Credit Agreement or the other Credit Documents in favor of the Secured Parties;

(ii)     Liens in favor of a Hedging Agreement Provider in connection with a Secured Hedging Agreement, but only if such Hedging Agreement Provider and the Administrative Agent, on behalf of the Lenders, shall share pari passu in the collateral subject to such Liens;

(iii)     Liens securing purchase money indebtedness and Capital Lease Obligations (and refinancings thereof) to the extent permitted under Section 6.1(c); provided, that (A) any such Lien attaches to such property concurrently with or within 90 days after the acquisition thereof and (B) such Lien attaches solely to the property so acquired in such transaction and proceeds thereof;

(iv)     Liens for taxes, assessments, charges or other governmental levies not yet due or as to which the period of grace, if any, related thereto has not expired or which are being contested in good faith by appropriate proceedings; provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP (or, in the case of Foreign Subsidiaries with significant operations outside the United States of America, generally accepted accounting principles in effect from time to time in their respective jurisdictions of incorporation);

(v)     Liens such as carriers', warehousemen's, mechanics' (or construction Liens in Canada), materialmen's, landlords', repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings;

(vi)     pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(vii)     deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(viii)     easements, encroachments, rights of way, covenants, restrictions (including reservations, limitations, provisos and conditions expressed in original grants from the Crown or other grants of real or immovable property, or interests therein) and other similar encumbrances (including, without limitation, any exceptions or items listed or identified on any Mortgage Policy or survey delivered to the Administrative Agent) affecting real property which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(ix)     any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in this definition (other than Liens set forth on Schedule 1.1(c)); provided that such extension, renewal or replacement Lien shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property);

(x)     Liens existing on the Closing Date and set forth on Schedule 1.1(c); provided that (a) no such Lien shall at any time be extended to cover property or assets other than the property or assets subject thereto on the Closing Date and improvements thereon and (b) the principal amount of the Indebtedness secured by such Lien shall not be extended, renewed, refunded or refinanced;

(xi)     Liens arising in the ordinary course of business by virtue of any contractual, statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies covering deposit or securities accounts (including funds or other assets credited thereto) or other funds maintained with a depository institution or securities intermediary;

(xii)     any zoning, building or similar laws or rights reserved to or vested in any Governmental Authority;

(xiii)     restrictions on transfers of securities imposed by applicable securities laws;

(xiv)     Liens arising out of judgments or awards not resulting in a Default; <u>provided</u> that the Borrower or any applicable Subsidiary shall in good faith be prosecuting an appeal or proceedings for review;

(xv)     Liens on the property of a Person existing at the time such Person becomes a Subsidiary of the Borrower in a transaction permitted hereunder securing Indebtedness in an aggregate principal amount not to exceed $1,000,000; <u>provided</u>, <u>however</u>, that any such Lien may not extend to any other property of the Borrower or any other Subsidiary that is not a Subsidiary of such Person; <u>provided</u>, <u>further</u>, that any such Lien was not created in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Subsidiary of the Borrower;

(xvi)     any interest or title of a lessor, licensor or sublessor under any lease, license or sublease entered into by the Borrower or any other Subsidiary in the ordinary course of its business and covering only the assets so leased, licensed or subleased;

(xvii)     assignments of insurance or condemnation proceeds provided to landlords (or their mortgagees) pursuant to the terms of any lease and Liens or rights reserved in any lease for rent or for compliance with the terms of such lease; and

(xviii)     additional Liens so long as the principal amount of Indebtedness and other obligations secured thereby does not exceed $1,000,000 in the aggregate.

"<u>Person</u>" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"<u>Plan</u>" shall mean, at any particular time, any employee benefit plan which is covered by Title IV of ERISA and in respect of which the Borrower or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"<u>Pledge Agreement</u>" shall mean the Pledge Agreement dated as of the Closing Date given by the Borrower and the Guarantors to the Administrative Agent, for the benefit of the Secured Parties, as the same may from time to time be amended, restated, amended and restated, supplemented or otherwise modified in accordance with the terms hereof and thereof.

"<u>PPSA</u>" shall mean the Personal Property Security Act in effect from time to time in Ontario, Canada (or such other analogous statute in effect from time to time in any other province or territory of Canada, as applicable).

"<u>Prime Rate</u>" shall have the meaning set forth in the definition of Alternate Base Rate.

"<u>Properties</u>" shall have the meaning set forth in Section 3.10(a).

"<u>Purchasing Lenders</u>" shall have the meaning set forth in Section 9.6(c).

"Recovery Event" shall mean the receipt by the Credit Parties or any of their Subsidiaries of any cash insurance proceeds or condemnation or expropriation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective property or assets other than obsolete property or assets no longer used or useful in the business of the Credit Parties or any of their Subsidiaries.

"Register" shall have the meaning set forth in Section 9.6(d).

"Reimbursement Obligation" shall mean the obligation of the Borrower to reimburse the Issuing Lender pursuant to Section 2.4(d) for amounts drawn under Letters of Credit.

"Reorganization" shall mean, with respect to any Multiemployer Plan, the condition that such Plan is in reorganization within the meaning of such term as used in Section 4241 of ERISA.

"Reportable Event" shall mean any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty-day notice period is waived under PBGC Reg. §4043.

"Required First Lien Lenders" shall mean, at any time, Lenders holding in the aggregate, without duplication, in excess of 50% of (1) if the Revolving Commitments have not been terminated, the Revolving Commitments and the outstanding First Lien Term Loans, and (2) if the Revolving Commitments have been terminated, the outstanding Revolving Loans, LOC Obligations (and, without duplication, Participation Interests therein), Swingline Loans (and, without duplication, Participation Interests therein) and First Lien Term Loans.

"Required Lenders" shall mean Lenders holding in the aggregate more than 50% of the sum of (i) all Revolving Loans, LOC Obligations (and, without duplication, Participation Interests therein) and Swingline Loans (and, without duplication, Participation Interests therein) then outstanding at such time plus the aggregate unused Revolving Commitments at such time, (ii) (A) prior to the earlier of (x) the FLT Loan Funding Date and (y) July 15, 2004, the aggregate FLT Loan Commitments and (B) after the FLT Loan Funding Date, the principal amount of the First Lien Term Loan then outstanding at such time, and (iii) the principal amount of the Second Lien Term Loan then outstanding at such time; provided, however, that if any Lender shall be a Defaulting Lender at such time, then there shall be excluded from the determination of Required Lenders, Obligations (including Participation Interests) owing to such Defaulting Lender and such Defaulting Lender's Commitments, or after termination of the Commitments, the principal balance of the Obligations owing to such Defaulting Lender.

"Required Secured Parties" shall mean Lenders and Hedging Agreement Providers holding in the aggregate more than 50% of the sum of (i) all Revolving Loans, LOC Obligations (and, without duplication, Participation Interests therein) and Swingline Loans (and, without duplication, Participation Interests therein) then outstanding at such time plus the aggregate unused Revolving Commitments at such time, (ii) (A) prior to the earlier of (x) the FLT Loan Funding Date and (y) July 15, 2004, the aggregate FLT Loan Commitments and (B) after the FLT Loan Funding Date, the principal amount of the First Lien Term Loan then outstanding at such time, (iii) the principal amount of the Second Lien Term Loan then outstanding at such time, and (iv) the termination value of all Secured Hedging Agreements; provided, however, that if any Lender shall be a Defaulting Lender at such time, then there shall be excluded from the determination of Required Secured Parties, Obligations (including Participation Interests) owing to such Defaulting Lender and such Defaulting Lender's Commitments, or after termination of the Commitments, the principal balance of the Obligations owing to such Defaulting Lender.

"Requirement of Law" shall mean, as to any Person, the Certificate of Incorporation and By-laws or other organizational or governing documents of such Person, and each law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Responsible Officer" shall mean, as to (a) the Borrower, the Chief Executive Officer, the Chief Financial Officer or the Chief Operating Officer or (b) any other Credit Party, any duly authorized officer thereof.

"Restricted Payment" shall mean (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of Capital Stock of any Credit Party or any of its Subsidiaries, now or hereafter outstanding, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of any Credit Party or any of its Subsidiaries, now or hereafter outstanding, (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of any Credit Party or any of its Subsidiaries, now or hereafter outstanding, (d) any payment, prepayment, redemption or similar payment with respect to the Subordinated Debt of any Credit Party or any of its Subsidiaries and (e) the payment by any Credit Party or any of its Subsidiaries of any management, advisory or consulting fee to any Person or of any extraordinary salary, bonus or other form of compensation to any Person who is directly or indirectly a significant partner, shareholder, owner or executive officer of any such Person, to the extent such extraordinary salary, bonus or other form of compensation is not included in the corporate overhead of such Credit Party or such Subsidiary.

"Revolving Commitment" shall mean, with respect to each Revolving Lender, the commitment of such Revolving Lender to make Revolving Loans in an aggregate principal amount at any time outstanding up to an amount equal to such Revolving Lender's Revolving Commitment Percentage of the Revolving Committed Amount.

"Revolving Commitment Percentage" shall mean, for each Revolving Lender, the percentage identified as its Revolving Commitment Percentage on Schedule 2.1(a) or in the Register, as such percentage may be modified in connection with any assignment made in accordance with the provisions of Section 9.6(c).

"Revolving Commitment Termination Date" shall mean the date which is five (5) years after the Closing Date.

"Revolving Committed Amount" shall have the meaning set forth in Section 2.1(a).

"Revolving Lender" shall mean, as of any date of determination, a Lender holding a Revolving Commitment on such date.

"Revolving Loan" shall have the meaning set forth in Section 2.1.

"Revolving Note" or "Revolving Notes" shall mean the promissory notes of the Borrower (if any) provided pursuant to Section 2.1(e) in favor of any of the Revolving Lenders evidencing the Revolving Loans made to the Borrower by such Revolving Lender, individually or collectively, as appropriate, as such promissory notes may be amended, modified, restated, supplemented, extended, renewed or replaced from time to time.

"S&P" shall mean Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc.

"Second Lien Obligations" shall mean all Credit Party Obligations due and payable to the SLT Loan Lenders.

"Second Lien Term Loan" shall have the meaning set forth in Section 2.3(a).

"Secured Hedging Agreement" shall mean any Hedging Agreement between a Credit Party and a Hedging Agreement Provider, as amended, restated, amended and restated, modified, supplemented or extended from time to time.

"Secured Parties" shall mean the Lenders and the Hedging Agreement Providers.

"Security Agreement" shall mean the Security Agreement dated as of the Closing Date given by the Borrower and the Guarantors to the Administrative Agent, for the benefit of the Secured Parties, as amended, restated, amended and restated, modified or supplemented from time to time in accordance with its terms.

"Security Documents" shall mean the Security Agreement, the Pledge Agreement, the Canadian Security Agreement, the Canadian Pledge Agreement (if any), the Mortgage Instruments and such other documents executed and delivered and/or filed in connection with the attachment and perfection of the Administrative Agent's security interests and liens arising thereunder, including, without limitation, UCC financing statements and patent, trademark and copyright filings.

"Single Employer Plan" shall mean any Plan that is not a Multiemployer Plan.

"SLT Loan Commitment" shall mean, with respect to each Lender, the commitment of such Lender to make its portion of the Second Lien Term Loan in a principal amount equal to such Lender's SLT Loan Commitment Percentage of the SLT Loan Committed Amount.

"SLT Loan Commitment Percentage" shall mean, for any Lender, the percentage identified as its SLT Loan Commitment Percentage on Schedule 2.1(a) or in the Register, as such percentage may be modified in connection with any assignment made in accordance with the provisions of Section 9.6.

"SLT Loan Committed Amount" shall have the meaning set forth in Section 2.3(a).

"SLT Loan Lender" shall mean a Lender holding a SLT Loan Commitment and/or a portion of the outstanding Second Lien Term Loan.

"SLT Loan Maturity Date" shall mean the date that is seven (7) years after the Closing Date.

"SLT Note" or "SLT Notes" shall mean the promissory notes of the Borrower (if any) in favor of any of the SLT Loan Lenders evidencing the portion of the Second Lien Term Loan provided by such SLT Loan Lender pursuant to Section 2.3(d), individually or collectively, as appropriate, as such promissory notes may be amended, modified, restated, supplemented, extended, renewed or replaced from time to time.

"Specified Sales" shall mean (a) the sale, transfer, lease or other disposition of inventory and materials in the ordinary course of business and (b) the sale, transfer or other disposition of cash into Cash Equivalents or Cash Equivalents into cash.

"Sponsor" shall mean Fremont Investors I, LLC and its Affiliates.

"Subordinated Debt" shall mean any Indebtedness incurred by any Credit Party which by its terms is specifically subordinated in right of payment to the prior payment of the Credit Party Obligations and contains subordination and other terms reasonably acceptable to the Administrative Agent, including, without limitation, the debt evidenced by the High Yield Notes.

"Subsidiary" shall mean, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.  Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Credit Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

"Swingline Commitment" shall mean the commitment of the Swingline Lender to make Swingline Loans in an aggregate principal amount at any time outstanding up to the Swingline Committed Amount, and the commitment of the Revolving Lenders to purchase participation interests in the Swingline Loans as provided in Section 2.5(b)(ii), as such amounts may be reduced from time to time in accordance with the provisions hereof.

"Swingline Committed Amount" shall mean the amount of the Swingline Lender's Swingline Commitment as specified in Section 2.5(a).

"Swingline Lender" shall mean Wachovia and any successor swingline lender.

"Swingline Loan" shall have the meaning set forth in Section 2.5(a).

"Swingline Note" shall mean the promissory note of the Borrower in favor of the Swingline Lender evidencing the Swingline Loans provided pursuant to Section 2.5(d), as such promissory note may be amended, modified, supplemented, extended, renewed or replaced from time to time.

"Tax Exempt Certificate" shall have the meaning set forth in Section 2.18.

"Taxes" shall have the meaning set forth in Section 2.18.

"Term Loan" shall mean the First Lien Term Loan and the Second Lien Term Loan, individually or collectively, as appropriate.

"Test Date" shall mean the last day of any fiscal quarter of the Borrower on which the financial covenants set forth in Section 5.9 are tested.

"Ticking Fee Payment Date" shall have the meaning set forth in Section 2.6(e).

"Trademark License" shall mean any agreement providing for the grant by or to a Person of any right to use any Trademark, including, without limitation, any thereof referred to in Schedule 3.15 to this Credit Agreement.

"Trademarks" shall mean all trademarks, trade names, corporate names, company names, business names, fictitious business names, service marks, elements of package or trade dress of goods or services, logos and other source or business identifiers, together with the goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, including, without limitation, any thereof referred to in Schedule 3.15 to this Credit Agreement, and (ii) all renewals thereof including, without limitation, any thereof referred to in Schedule 3.15.

"Tranche" shall mean the collective reference to (a) LIBOR Rate Loans whose Interest Periods begin and end on the same day and (b) Alternate Base Rate Loans made on the same day. A Tranche with respect to LIBOR Rate Loans may sometimes be referred to as a "Eurodollar Tranche".

"Transactions" shall mean the closing of this Agreement and the other Credit Documents and the consummation of the transactions contemplated hereby to occur in connection with such closing (including, without limitation, the borrowing of the First Lien Term Loan, the redemption of the High Yield Notes, the Borrower Dividend and the payment of fees and expenses in connection with all of the foregoing).

"Transfer Effective Date" shall have the meaning set forth in each Commitment Transfer Supplement.

"Type" shall mean, as to any Loan, its nature as an Alternate Base Rate Loan or LIBOR Rate Loan, as the case may be.

"UCC" shall mean the Uniform Commercial Code from time to time in effect in any applicable jurisdiction.

"US Collateral" shall mean a collective reference to the collateral which is identified in, and at any time will be covered by, the Security Documents and any other collateral that may from time to time secure the Credit Party Obligations; provided, that "US Collateral" shall not include the Canadian Collateral.

"US Credit Party" shall mean any of the Borrower or the Guarantors.

"Voting Stock" shall mean, with respect to any Person, Capital Stock issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote may be or have been suspended by the happening of such a contingency; provided that "Voting Stock" shall include any securities convertible into Voting Stock so long as the conversion of such securities is not subject to any contingency other than the election of the holder of such securities to so convert.

"Wachovia" shall mean Wachovia Bank, National Association, a national banking association.

**Section 1.2    Other Definitional Provisions.**

(a)    Unless otherwise specified therein, all terms defined in this Credit Agreement shall have the defined meanings when used in the Notes or other Credit Documents or any certificate or other document made or delivered pursuant hereto.

(b)    The words "hereof", "herein" and "hereunder" and words of similar import when used in this Credit Agreement shall refer to this Credit Agreement as a whole and not to any particular provision of this Credit Agreement, and Section, subsection, Schedule and Exhibit references are to this Credit Agreement unless otherwise specified.

(c)    The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(d)    All references to FLT Loan Lenders, First Lien Lenders and SLT Loan Lenders in this Credit Agreement and the other Credit Documents shall refer to each FLT Loan Lender, First Lien Lender and SLT Loan Lender, respectively, in its capacity as a FLT Loan Lender, First Lien Lender or SLT Loan Lender, respectively, and not in any other capacity hereunder.

**Section 1.3    Accounting Terms.**

Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP applied on a basis consistent with the most recent audited Consolidated financial statements of the Borrower delivered to the Lenders; provided that, if the Borrower notifies the Administrative Agent that it wishes to amend any covenant in Section 5.9 to eliminate the effect of any change in GAAP on the operation of such covenant (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend Section 5.9 for such purpose), then the Borrower's compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrower and the Required Lenders.

For purposes of computing the financial covenants set forth in Section 5.9 for any applicable test period, any Permitted Acquisition or permitted sale of assets (including a stock sale) shall have been deemed to have taken place as of the first day of such applicable test period.

**Section 1.4    Time References.**

Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).


**ARTICLE II**

**THE LOANS; AMOUNT AND TERMS**


**Section 2.1    Revolving Loans.**

(a)    Revolving Commitment.  During the Commitment Period, subject to the terms and conditions hereof, each Revolving Lender severally agrees to make revolving credit loans in Dollars ("Revolving Loans") to the Borrower and to the Canadian Borrower from time to time for the purposes hereinafter set forth; provided, however, that (i) with regard to each Revolving Lender individually, the sum of such Revolving Lender's Revolving Commitment Percentage of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not exceed such Revolving Lender's Revolving Commitment Percentage of the Revolving Committed Amount, (ii) with regard to the Revolving Lenders collectively, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not exceed the Revolving Committed Amount then in effect and (iii) the aggregate principal amount of outstanding Revolving Loans made to the Canadian Borrower shall not exceed $8,000,000 at any time. For purposes hereof, the aggregate principal amount available hereunder shall be **THIRTY MILLION DOLLARS ($30,000,000)** (as such aggregate maximum amount may be reduced from time to time as provided in Section 2.7, the "Revolving Committed Amount"). Revolving Loans may consist of Alternate Base Rate Loans or LIBOR Rate Loans, or a combination thereof, as the Borrower may request, and may be repaid and reborrowed in accordance with the provisions hereof; provided, however, (i) the Revolving Loans made on the Closing Date or on either of the two Business Days immediately following the Closing Date may only consist of Alternate Base Rate Loans and (ii) Revolving Loans made on the Closing Date shall not exceed $10,000,000. LIBOR Rate Loans shall be made by each Revolving Lender at its LIBOR Lending Office and Alternate Base Rate Loans at its Domestic Lending Office.

(b) Revolving Loan Borrowings.

(i) Notice of Borrowing. The Borrower may request a Revolving Loan borrowing by delivering a written Notice of Borrowing (or telephone notice promptly confirmed in writing by delivery of a written Notice of Borrowing, which delivery may be by fax) to the Administrative Agent not later than 11:00 A.M. on the Business Day prior to the date of the requested borrowing in the case of Alternate Base Rate Loans, and on the third Business Day prior to the date of the requested borrowing in the case of LIBOR Rate Loans. Each such Notice of Borrowing shall be irrevocable and shall specify (A) that a Revolving Loan is requested, (B) the date of the requested borrowing (which shall be a Business Day), (C) the aggregate principal amount to be borrowed, (D) whether the borrowing shall be comprised of Alternate Base Rate Loans, LIBOR Rate Loans or a combination thereof, and if LIBOR Rate Loans are requested, the Interest Period(s) therefor and (E) whether the borrowing is to be credited to the account of the Borrower or the Canadian Borrower. If the Borrower shall fail to specify in any such Notice of Borrowing (1) an applicable Interest Period in the case of a LIBOR Rate Loan, then such notice shall be deemed to be a request for an Interest Period of one month, or (2) the type of Revolving Loan requested, then such notice shall be deemed to be a request for an Alternate Base Rate Loan hereunder. The Administrative Agent shall give notice to each Revolving Lender promptly upon receipt of each Notice of Borrowing, the contents thereof and each such Revolving Lender's share thereof.

(ii) Minimum Amounts. Each Revolving Loan that is made as an Alternate Base Rate Loan shall be in a minimum aggregate amount of $1,000,000 and integral multiples of $500,000 in excess thereof (or the remaining amount of the Revolving Committed Amount, if less). Each Revolving Loan that is made as a LIBOR Rate Loan shall be in a minimum aggregate amount of $1,000,000 and integral multiples of $500,000 in excess thereof (or the remaining amount of the Revolving Committed Amount, if less).

(iii) Advances. Each Revolving Lender will make its Revolving Commitment Percentage of each Revolving Loan borrowing available to the Administrative Agent for the account of the Borrower or the Canadian Borrower, as applicable, at the office of the Administrative Agent specified in Section 9.2, or at such other office as the Administrative Agent may designate in writing, upon reasonable advance notice by 1:00 P.M. on the date specified in the applicable Notice of Borrowing, in Dollars and in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower or the Canadian Borrower, as applicable, by the Administrative Agent by crediting the account of the Borrower or the Canadian Borrower, as applicable, on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent (or by crediting such other account(s) as directed by the Borrower).

(c)    Repayment.  Subject to the terms of this Credit Agreement, Revolving Loans may be borrowed, repaid and reborrowed during the Commitment Period.  The principal amount of all Revolving Loans shall be due and payable in full on the Revolving Commitment Termination Date, unless accelerated sooner pursuant to Section 7.2.

(d)    Interest.  Subject to the provisions of Section 2.9(b), Revolving Loans shall bear interest as follows:

(i)    Alternate Base Rate Loans.  During such periods as Revolving Loans shall be comprised of Alternate Base Rate Loans, each such Alternate Base Rate Loan shall bear interest at a per annum rate equal to the sum of the Alternate Base Rate plus the Applicable Percentage; and

(ii)    LIBOR Rate Loans.  During such periods as Revolving Loans shall be comprised of LIBOR Rate Loans, each such LIBOR Rate Loan shall bear interest at a per annum rate equal to the sum of the LIBOR Rate plus the Applicable Percentage.

Interest on Revolving Loans shall be payable in arrears on each Interest Payment Date.

(e)    Revolving Notes.  The Borrower's obligation to pay each Lender's Revolving Loans made to the Borrower shall be evidenced, upon such Lender's request, by a Revolving Note made payable to such Lender in substantially the form of Schedule 2.1(e).

(f)    Canadian Revolving Notes.  The Canadian Borrower's obligation to pay each Lender's Revolving Loans made to the Canadian Borrower shall be evidenced, upon such Lender's request, by a Canadian Revolving Note made payable to such Lender in substantially the form of Schedule 2.1(f).

**Section 2.2    First Lien Term Loan.**

(a)    First Lien Term Loan.  Subject to the terms and conditions hereof and in reliance upon the representations and warranties set forth herein, each FLT Loan Lender severally agrees to make available to the Administrative Agent on the FLT Loan Funding Date such FLT Loan Lender's FLT Loan Commitment Percentage of a term loan in Dollars (the "First Lien Term Loan") in the aggregate principal amount of **ONE HUNDRED SIXTY-FIVE MILLION DOLLARS ($165,000,000)** (the "FLT Loan Committed Amount") for the purposes hereinafter set forth.  Upon receipt by the Administrative Agent of the proceeds of the First Lien Term Loan, such proceeds will then be made available to the Borrower by the Administrative Agent by crediting the account of the Borrower on the books of the office of the Administrative Agent specified in Section 9.2, or at such other office as the Administrative Agent may designate in writing, with the aggregate of such proceeds made available to the Administrative Agent by the FLT Loan Lenders and in like funds as received by the Administrative Agent (or by crediting such other account(s) as directed by the Borrower).  The First Lien Term Loan may consist of Alternate Base Rate Loans or LIBOR Rate Loans, or a combination thereof, as the Borrower may request; provided, however, if the First Lien Term Loan is made on the Closing Date or on either of the two Business Days immediately following the Closing Date, the First Lien Term Loan made on any such date may only consist of Alternate Base Rate Loans.  Amounts repaid or prepaid on the First Lien Term Loan may not be reborrowed.  LIBOR Rate Loans shall be made by each FLT Loan Lender at its LIBOR Lending Office and Alternate Base Rate Loans at its Domestic Lending Office.

(b)    Repayment of First Lien Term Loan.  The principal amount of the First Lien Term Loan shall be repaid in twenty-six (26) consecutive calendar quarterly installments as follows, unless accelerated sooner pursuant to Section 7.2:

| Principal Amortization Payment Dates | Term Loan Principal Amortization Payment |
| --- | --- |
| August 31, 2004 | $412,500 |
| November 30, 2004 | $412,500 |
| February 28, 2005 | $412,500 |
| May 31, 2005 | $412,500 |

| | |
|---|---|
| August 31, 2005 | $412,500 |
| November 30, 2005 | $412,500 |
| February 28, 2006 | $412,500 |
| May 31, 2006 | $412,500 |
| August 31, 2006 | $412,500 |
| November 30, 2006 | $412,500 |
| February 28, 2007 | $412,500 |
| May 31, 2007 | $412,500 |
| August 31, 2007 | $412,500 |
| November 30, 2007 | $412,500 |
| February 29, 2008 | $412,500 |
| May 31, 2008 | $412,500 |
| August 31, 2008 | $412,500 |
| November 30, 2008 | $412,500 |
| February 28, 2009 | $412,500 |
| May 31, 2009 | $412,500 |
| August 31, 2009 | $412,500 |
| November 30, 2009 | $412,500 |
| February 28, 2010 | $412,500 |
| May 31, 2010 | $412,500 |
| August 31, 2010 | $412,500 |
| FLT Loan Maturity Date | $154,687,500 or the remaining outstanding principal amount of the First Lien Term Loan |

(c)　　　Interest on the First Lien Term Loan. Subject to the provisions of Section 2.9, the First Lien Term Loan shall bear interest as follows:

(i)　　　Alternate Base Rate Loans. During such periods as the First Lien Term Loan shall be comprised of Alternate Base Rate Loans, each such Alternate Base Rate Loan shall bear interest at a per annum rate equal to the sum of the Alternate Base Rate plus the Applicable Percentage; and

(ii)　　　LIBOR Rate Loans. During such periods as the First Lien Term Loan shall be comprised of LIBOR Rate Loans, each such LIBOR Rate Loan shall bear interest at a per annum rate equal to the sum of the LIBOR Rate plus the Applicable Percentage.

Interest on the First Lien Term Loan shall be payable in arrears on each Interest Payment Date.

(d)　　　FLT Notes. Upon the request of any FLT Loan Lender, the Borrower's obligation to pay such FLT Loan Lender's portion of the First Lien Term Loan shall be evidenced, upon such FLT Loan Lender's request, by a FLT Note made payable to such FLT Loan Lender in substantially the form of Schedule 2.2(d).

**Section 2.3　　　Second Lien Term Loan.**

(a)　　　Second Lien Term Loan. Subject to the terms and conditions hereof and in reliance upon the representations and warranties set forth herein, each SLT Loan Lender severally agrees to make available to the Administrative Agent on the Closing Date such Lender's SLT Loan Commitment Percentage of a term loan in Dollars (the "Second Lien Term Loan") in the aggregate principal amount of **FIFTY MILLION DOLLARS ($50,000,000)** (the "SLT Loan Committed Amount") for the purposes hereinafter set forth. Upon receipt by the Administrative Agent of the proceeds of the Second Lien Term Loan, such proceeds will then be made available to the Borrower by the Administrative Agent by crediting the account of the Borrower on the books of the office of the Administrative Agent specified in Section 9.2, or at such other office as the Administrative Agent may designate in writing, with the aggregate of such proceeds made available to the Administrative Agent by the SLT Loan Lenders and in like funds as received by the Administrative Agent (or by crediting such other account(s) as directed by the Borrower). The Second Lien Term Loan may consist of Alternate Base Rate Loans or LIBOR Rate Loans, or a combination thereof, as the Borrower may request; provided, however, the Second Lien Term Loan made on the Closing Date may only consist of Alternate Base Rate Loans. Amounts repaid or prepaid on the Second Lien Term Loan may not be reborrowed. LIBOR Rate Loans shall be made by each Lender at its LIBOR Lending Office and Alternate Base Rate Loans at its Domestic Lending Office.

(b)    Repayment of Second Lien Term Loan. The principal amount of the Second Lien Term Loan shall be repaid on or before the SLT Loan Maturity Date, unless accelerated sooner pursuant to Section 7.2.

(c)    Interest on the Second Lien Term Loan. Subject to the provisions of Section 2.9, the Second Lien Term Loan shall bear interest as follows:

(i)    Alternate Base Rate Loans. During such periods as the Second Lien Term Loan shall be comprised of Alternate Base Rate Loans, each such Alternate Base Rate Loan shall bear interest at a per annum rate equal to the sum of the Alternate Base Rate plus the Applicable Percentage; and

(ii)    LIBOR Rate Loans. During such periods as the Second Lien Term Loan shall be comprised of LIBOR Rate Loans, each such LIBOR Rate Loan shall bear interest at a per annum rate equal to the sum of the LIBOR Rate plus the Applicable Percentage.

Interest on the Second Lien Term Loan shall be payable in arrears on each Interest Payment Date.

(d)    SLT Notes. Upon the request of any SLT Loan Lender, the Borrower's obligation to pay such SLT Loan Lender's portion of the Second Lien Term Loan shall be evidenced, upon such SLT Loan Lender's request, by a SLT Note made payable to such SLT Loan Lender in substantially the form of Schedule 2.3(d).

**Section 2.4    Letter of Credit Subfacility.**

(a)    Issuance. Subject to the terms and conditions hereof and of the LOC Documents, if any, and any other terms and conditions which the Issuing Lender may reasonably require, during the Commitment Period the Issuing Lender shall issue, and the Revolving Lenders shall participate in, standby Letters of Credit for the account of the Borrower from time to time upon request in a form acceptable to the Issuing Lender; provided, however, that (i) the aggregate amount of LOC Obligations shall not at any time exceed **FIVE MILLION DOLLARS ($5,000,000)** (the "LOC Committed Amount"), (ii) the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not at any time exceed the Revolving Committed Amount then in effect, (iii) all Letters of Credit shall be denominated in Dollars and (iv) Letters of Credit shall be issued for any lawful corporate purposes, including in connection with workers' compensation and other insurance programs. Except as otherwise expressly agreed upon by all the Revolving Lenders, no Letter of Credit shall have an original expiry date more than twelve (12) months from the date of issuance; provided, however, so long as no Default or Event of Default has occurred and is continuing and subject to the other terms and conditions to the issuance of Letters of Credit hereunder, the expiry dates of Letters of Credit may be extended annually or periodically from time to time on the request of the Borrower or by operation of the terms of the applicable Letter of Credit to a date not more than twelve (12) months from the date of extension; provided, further, that no Letter of Credit, as originally issued or as extended, shall have an expiry date extending beyond the date that is thirty (30) days prior to the Revolving Commitment Termination Date. Each Letter of Credit shall comply with the related LOC Documents. The issuance and expiry date of each Letter of Credit shall be a Business Day. Any Letters of Credit issued hereunder shall be in a minimum original face amount of $25,000.

(b)     Notice and Reports.  The request for the issuance of a Letter of Credit shall be submitted to the Issuing Lender at least five (5) Business Days prior to the requested date of issuance.  The Issuing Lender will promptly upon request provide to the Administrative Agent for dissemination to the Revolving Lenders a detailed report specifying the Letters of Credit which are then issued and outstanding and any activity with respect thereto which may have occurred since the date of any prior report, and including therein, among other things, the account party, the beneficiary, the face amount, expiry date as well as any payments or expirations which may have occurred.  The Issuing Lender will further provide to the Administrative Agent promptly upon request copies of the Letters of Credit.  The Issuing Lender will provide to the Administrative Agent promptly upon request a summary report of the nature and extent of LOC Obligations then outstanding.

(c)     Participations.  Each Revolving Lender, upon issuance of any Letter of Credit (or upon a Person becoming a Revolving Lender hereunder), shall be deemed to have purchased without recourse a risk participation from the Issuing Lender in such Letter of Credit and the obligations arising thereunder and any collateral relating thereto, in each case in an amount equal to its Revolving Commitment Percentage of the obligations under such Letter of Credit and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay to the Issuing Lender therefor and discharge when due, its Revolving Commitment Percentage of the obligations arising under such Letter of Credit.  Without limiting the scope and nature of each Revolving Lender's participation in any Letter of Credit, to the extent that the Issuing Lender has not been reimbursed as required hereunder or under any LOC Document, each such Revolving Lender shall pay to the Issuing Lender its Revolving Commitment Percentage of such unreimbursed drawing in same day funds on the day of notification by the Issuing Lender of an unreimbursed drawing pursuant to and in accordance with the provisions of subsection (d) hereof.  The obligation of each Revolving Lender to so reimburse the Issuing Lender shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event.  Any such reimbursement shall not relieve or otherwise impair the obligation of the Borrower to reimburse the Issuing Lender under any Letter of Credit, together with interest as hereinafter provided.

(d)     Reimbursement.  In the event of any drawing under any Letter of Credit, the Issuing Lender will promptly notify the Borrower and the Administrative Agent.  The Borrower shall reimburse the Issuing Lender on the day of drawing under any Letter of Credit (either with the proceeds of a Revolving Loan obtained hereunder or otherwise) in same day funds as provided herein or in the LOC Documents.  If the Borrower shall fail to reimburse the Issuing Lender as provided herein, the unreimbursed amount of such drawing shall bear interest at a per annum rate equal to the ABR Default Rate.  Unless the Borrower shall immediately notify the Issuing Lender and the Administrative Agent of its intent to otherwise reimburse the Issuing Lender, the Borrower shall be deemed to have requested a Mandatory LOC Borrowing in the amount of the drawing as provided in subsection (e) hereof, the proceeds of which will be used to satisfy the reimbursement obligations.  The Borrower's reimbursement obligations hereunder shall be absolute and unconditional under all circumstances irrespective of any rights of set-off, counterclaim or defense to payment the Borrower may claim or have against the Issuing Lender, the Administrative Agent, the Lenders, the beneficiary of the Letter of Credit drawn upon or any other Person, including without limitation any defense based on any failure of the Borrower to receive consideration or the legality, validity, regularity or unenforceability of the Letter of Credit.  The Issuing Lender will promptly notify the other Revolving Lenders of the amount of any unreimbursed drawing and each Revolving Lender shall promptly pay to the Administrative Agent for the account of the Issuing Lender, in Dollars and in immediately available funds, the amount of such Revolving Lender's Revolving Commitment Percentage of such unreimbursed drawing.  Such payment shall be made on the day such notice is received by such Revolving Lender from the Issuing Lender if such notice is received at or before 2:00 P.M., otherwise such payment shall be made at or before 12:00 Noon on the Business Day next succeeding the day such notice is received.  If such Revolving Lender does not pay such amount to the Issuing Lender in full upon such request, such Revolving Lender shall, on demand, pay to the Administrative Agent for the account of the Issuing Lender interest on the unpaid amount during the period from the date of such drawing until such

Revolving Lender pays such amount to the Issuing Lender in full at a rate per annum equal to, if paid within two (2) Business Days of the date of drawing, the Federal Funds Effective Rate and thereafter at a rate equal to the Alternate Base Rate. Each Revolving Lender's obligation to make such payment to the Issuing Lender, and the right of the Issuing Lender to receive the same, shall be absolute and unconditional, shall not be affected by any circumstance whatsoever and without regard to the termination of this Credit Agreement or the Commitments hereunder, the existence of a Default or Event of Default or the acceleration of the Credit Party Obligations hereunder and shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)    Repayment with Revolving Loans.    On any day on which the Borrower shall have requested, or been deemed to have requested, a Revolving Loan to reimburse a drawing under a Letter of Credit, the Administrative Agent shall give notice to the Revolving Lenders that a Revolving Loan has been requested or deemed requested in connection with a drawing under a Letter of Credit, in which case a Revolving Loan borrowing comprised entirely of Alternate Base Rate Loans (each such borrowing, a "Mandatory LOC Borrowing") shall be made (without giving effect to any termination of the Commitments pursuant to Section 7.2) pro rata based on each Revolving Lender's respective Revolving Commitment Percentage (determined before giving effect to any termination of the Commitments pursuant to Section 7.2) and the proceeds thereof shall be paid directly to the Issuing Lender for application to the respective LOC Obligations. Each Revolving Lender hereby irrevocably agrees to make such Revolving Loans on the day such notice is received by the Revolving Lenders from the Administrative Agent if such notice is received at or before 2:00 P.M., otherwise such payment shall be made at or before 12:00 Noon on the Business Day next succeeding the day such notice is received, in each case notwithstanding (i) the amount of Mandatory LOC Borrowing may not comply with the minimum amount for borrowings of Revolving Loans otherwise required hereunder, (ii) whether any conditions specified in Section 4.2 are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) failure for any such request or deemed request for Revolving Loan to be made by the time otherwise required in Section 2.1(b), (v) the date of such Mandatory LOC Borrowing, or (vi) any reduction in the Revolving Committed Amount after any such Letter of Credit may have been drawn upon. In the event that any Mandatory LOC Borrowing cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the occurrence of a Bankruptcy Event), then each such Revolving Lender hereby agrees that it shall forthwith fund (as of the date the Mandatory LOC Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) its Participation Interests in the outstanding LOC Obligations; provided, further, that in the event any Revolving Lender shall fail to fund its Participation Interest on the day the Mandatory LOC Borrowing would otherwise have occurred, then the amount of such Revolving Lender's unfunded Participation Interest therein shall bear interest payable by such Revolving Lender to the Issuing Lender upon demand, at the rate equal to, if paid within two (2) Business Days of such date, the Federal Funds Effective Rate, and thereafter at a rate equal to the Alternate Base Rate.

(f)    Modification, Extension.    The issuance of any supplement, modification, amendment, renewal, or extension to any Letter of Credit shall, for purposes hereof, be treated in all respects the same as the issuance of a new Letter of Credit hereunder.

(g)    Uniform Customs and Practices.    The Issuing Lender shall have the Letters of Credit be subject to The Uniform Customs and Practice for Documentary Credits, as published as of the date of issue by the International Chamber of Commerce (the "UCP"), in which case the UCP may be incorporated therein and deemed in all respects to be a part thereof.

(h)    Designation of Subsidiaries as Account Parties.    Notwithstanding anything to the contrary set forth in this Agreement, including without limitation Section 2.4(a), a Letter of Credit issued hereunder may contain a statement to the effect that such Letter of Credit is issued for the account of a Subsidiary of the Borrower; provided that, notwithstanding such statement, the Borrower shall be the actual account party for all purposes of this Agreement for such Letter of Credit and such statement shall not affect the Borrower's reimbursement obligations hereunder with respect to such Letter of Credit.

**Section 2.5      Swingline Loan Subfacility**.

(a)      <u>Swingline Commitment</u>.  During the Commitment Period, subject to the terms and conditions hereof, the Swingline Lender, in its individual capacity, agrees to make certain revolving credit loans to the Borrower (each a "<u>Swingline Loan</u>" and, collectively, the "<u>Swingline Loans</u>") for the purposes hereinafter set forth; provided, however, (i) the aggregate principal amount of Swingline Loans outstanding at any time shall not exceed **FIVE MILLION DOLLARS ($5,000,000)** (the "<u>Swingline Committed Amount</u>"), and (ii) the sum of the aggregate principal amount of outstanding Revolving Loans <u>plus</u> outstanding Swingline Loans <u>plus</u> outstanding LOC Obligations shall not exceed the Revolving Committed Amount.  Swingline Loans hereunder may be repaid and reborrowed in accordance with the provisions hereof.

(b)      <u>Swingline Loan Borrowings</u>.

(i)      <u>Notice of Borrowing and Disbursement</u>.  The Swingline Lender will make Swingline Loans available to the Borrower on any Business Day upon delivery of a Notice of Borrowing by the Borrower to the Administrative Agent not later than 2:00 P.M. on such Business Day.  Swingline Loan borrowings hereunder shall be made in minimum amounts of $100,000 and in integral amounts of $100,000 in excess thereof.

(ii)      <u>Repayment of Swingline Loans</u>.  Subject to the terms of this Credit Agreement, Swingline Loans may be borrowed, repaid and reborrowed during the Commitment Period.  Each Swingline Loan borrowing shall be due and payable on the Revolving Commitment Termination Date.  The Swingline Lender may, at any time, in its sole discretion, by written notice to the Borrower and the Administrative Agent, demand repayment of its Swingline Loans by way of a Revolving Loan borrowing, in which case the Borrower shall be deemed to have requested a Revolving Loan borrowing comprised entirely of Alternate Base Rate Loans in the amount of such Swingline Loans; provided, however, that, in the following circumstances, any such demand shall also be deemed to have been given one Business Day prior to each of (A) the Revolving Commitment Termination Date, (B) the occurrence of any Bankruptcy Event, (C) upon acceleration of the Credit Party Obligations hereunder, whether on account of a Bankruptcy Event or any other Event of Default, and (D) the exercise of remedies in accordance with the provisions of Section 7.2 hereof (each such Revolving Loan borrowing made on account of any such deemed request therefor as provided herein being hereinafter referred to as "<u>Mandatory Swingline Borrowing</u>").  Each Revolving Lender hereby irrevocably agrees to make such Revolving Loans promptly upon any such request or deemed request on account of each Mandatory Swingline Borrowing in the amount and in the manner specified in the preceding sentence and on the same such date <u>notwithstanding</u> (1) the amount of Mandatory Swingline Borrowing may not comply with the minimum amount for borrowings of Revolving Loans otherwise required hereunder, (2) whether any conditions specified in Section 4.2 are then satisfied, (3) whether a Default or an Event of Default then exists, (4) failure of any such request or deemed request for Revolving Loans to be made by the time otherwise required in Section 2.1(b)(i), (5) the date of such Mandatory Swingline Borrowing, or (6) any reduction in the Revolving Committed Amount or termination of the Revolving Commitments immediately prior to such Mandatory Swingline Borrowing or contemporaneously therewith.  In the event that any Mandatory Swingline Borrowing cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of a proceeding under Bankruptcy Laws), then each Revolving Lender hereby agrees that it shall forthwith purchase (as of the date the Mandatory Swingline Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Swingline Lender such participations in the outstanding Swingline Loans as shall be necessary to cause each such Revolving Lender to share in such Swingline Loans ratably based upon its respective Revolving Commitment Percentage (determined before giving effect to any termination of the Commitments pursuant to Section 7.2); provided that (x) all interest payable on the Swingline Loans shall be for the account of the Swingline Lender until the date as of which the respective participation is purchased, and (y) at the time any purchase of participations pursuant to this sentence is actually made, the purchasing Revolving Lender shall be required to pay to the Swingline Lender interest on the principal amount of such participation purchased for each day from and including the day upon which the Mandatory Swingline Borrowing would otherwise have occurred to but excluding the date of payment for such participation, at the rate equal to, if paid within two (2) Business Days of the date of the Mandatory Swingline Borrowing, the Federal Funds Effective Rate, and thereafter at a rate equal to the Alternate Base Rate.

(c)      Interest on Swingline Loans.  Subject to the provisions of Section 2.9(b), Swingline Loans shall bear interest at a per annum rate equal to the Alternate Base Rate plus the Applicable Percentage for Revolving Loans that are Alternate Base Rate Loans.  Interest on Swingline Loans shall be payable in arrears on each Interest Payment Date.

(d)      Swingline Note.  The Swingline Loans shall be evidenced by a duly executed promissory note of the Borrower to the Swingline Lender in the original amount of the Swingline Committed Amount and substantially in the form of Schedule 2.5(d).

**Section 2.6      Fees.**

(a)      Commitment Fee.  In consideration of the Revolving Commitment, the Borrower agrees to pay to the Administrative Agent, for the ratable benefit of the Revolving Lenders, a commitment fee (the "Commitment Fee") in an amount equal to the Applicable Percentage per annum on the average daily unused amount of the Revolving Committed Amount.  For purposes of computation of the Commitment Fee, LOC Obligations shall be considered usage but Swingline Loans shall not be considered usage of the Revolving Committed Amount.  The Commitment Fee shall be payable quarterly in arrears on the last Business Day of each calendar quarter.

(b)      Letter of Credit Fees.  In consideration of the LOC Commitments, the Borrower agrees to pay to the Administrative Agent, for the ratable benefit of the Revolving Lenders, a fee (the "Letter of Credit Fee") equal to the Applicable Percentage for Revolving Loans that are LIBOR Rate Loans per annum on the average daily maximum amount available to be drawn under each Letter of Credit from the date of issuance to the date of expiration.  In addition to such Letter of Credit Fee, the Borrower agrees to pay to the Issuing Lender, for its own account without sharing by the other Lenders, an additional fronting fee (the "Fronting Fee") of one-fourth of one percent (1/4%) per annum on the average daily maximum amount available to be drawn under each such Letter of Credit issued by it.  The Letter of Credit Fee and the Fronting Fee shall each be payable quarterly in arrears on the last Business Day of each calendar quarter.

(c)      Issuing Lender Fees.  In addition to the Letter of Credit Fees and Fronting Fees payable pursuant to subsection (b) hereof, the Borrower shall pay to the Issuing Lender for its own account without sharing by the other Lenders the reasonable and customary charges from time to time of the Issuing Lender with respect to the amendment, transfer, administration, cancellation and conversion of, and drawings under, such Letters of Credit (collectively, the "Issuing Lender Fees").

(d)      Administrative Fee.  The Borrower agrees to pay to the Administrative Agent the annual administrative fee as described in the Fee Letter.

(e)      Ticking Fee.  The Borrower agrees to pay to the Administrative Agent, for the pro rata benefit of the FLT Loan Lenders, a ticking fee (the "Ticking Fee") in an amount equal to 0.50% per annum on the aggregate amount of the First Lien Term Loan Committed Amount (computed on the basis of the actual number of days elapsed over a 360-day year), which Ticking Fee shall accrue from the Closing Date to, and shall be payable in full to the Administrative Agent on, the earlier to occur of (i) the FLT Loan Funding Date and (ii) July 15, 2004, regardless of whether the FLT Loan Funding Date actually occurs (the "Ticking Fee Payment Date").  With respect to any Person that becomes a FLT Loan Lender in connection with the primary syndication of the First Lien Term Loan, such FLT Loan Lender shall be entitled to receive its pro rata share of the Ticking Fee for the period (A) from the Closing Date to the Ticking Fee Payment Date if such Person executes and delivers to the Administrative Agent a forward purchase confirmation, in form and substance satisfactory to the Administrative Agent, within seven (7) Business Days following the Closing Date, or (B) from the date such Person executes and delivers to the Administrative Agent a forward purchase confirmation (to the extent delivered on or after the eighth (8th) Business Day following the Closing Date), in form and substance satisfactory to the Administrative Agent, to the Ticking Fee Payment Date.

**Section 2.7    Commitment Reductions.**

(a)    Voluntary Reductions.  The Borrower shall have the right to terminate or permanently reduce the unused portion of the Revolving Committed Amount at any time or from time to time upon not less than five (5) Business Days' prior written notice to the Administrative Agent (which shall notify the Lenders thereof as soon as practicable) of each such termination or reduction, which notice shall specify the effective date thereof and the amount of any such reduction which shall be in a minimum amount of $1,000,000 or a whole multiple of $500,000 in excess thereof and shall be irrevocable and effective upon receipt by the Administrative Agent; provided that no such reduction or termination shall be permitted if after giving effect thereto, and to any prepayments of the Revolving Loans made on the effective date thereof, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations would exceed the Revolving Committed Amount then in effect.

(b)    Maturity Date.  The Revolving Commitment, the LOC Commitment and the Swingline Commitment shall automatically terminate on the Revolving Commitment Termination Date, unless terminated sooner pursuant to Section 7.2.  The FLT Loan Commitment shall automatically terminate on the FLT Loan Funding Date after the First Lien Term Loan is funded.  The SLT Loan Commitment shall automatically terminate on the Closing Date after the Second Lien Term Loan is funded.

**Section 2.8    Prepayments.**

(a)    Optional Prepayments.  The Borrower shall have the right to prepay Term Loans in whole or in part from time to time as the Borrower may elect; provided, however, that (i) each partial prepayment of First Lien Term Loans and Second Lien Term Loans shall be in a minimum principal amount of $1,000,000 and integral multiples of $500,000 in excess thereof, (ii) the Borrower may not make any prepayment of the Second Lien Term Loan until all Revolving Loans, Swingline Loans and the First Lien Term Loan have been repaid in full, all Revolving Commitments and Swingline Commitments have been terminated and all outstanding Letters of Credit have been cash collateralized and (iii) each voluntary prepayment of the First Lien Term Loan shall be applied to the remaining amortization payments thereof on a pro rata basis.  The Borrower shall give at least three (3) Business Days' (but not more than five (5) Business Days') irrevocable notice in the case of LIBOR Rate Loans and at least one (1) Business Day's (but not more than five (5) Business Days') irrevocable notice in the case of Alternate Base Rate Loans, to the Administrative Agent (which shall notify the Lenders thereof as soon as practicable).  Subject to the foregoing terms, amounts prepaid under this Section 2.8(a) shall be applied first to Alternate Base Rate Loans and then to LIBOR Rate Loans in direct order of Interest Period maturities.  All prepayments under this Section 2.8(a) shall be subject to Section 2.17, but otherwise without premium or penalty; provided that any prepayment of the outstanding Second Lien Term Loan under this Section 2.8(a) (other than any optional prepayment or refinancing resulting from a Change of Control) (A) during the first year following the Closing Date shall be made at 102% of par, (B) during the second year following the Closing Date shall be made at 101% of par and (C) thereafter shall be made at par (the "Call Protection").  Interest on the principal amount prepaid shall be due and payable on any date that a prepayment is made hereunder through the date of prepayment.

(b)    Mandatory Prepayments.

(i)    Revolving Committed Amount.  If at any time after the Closing Date, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall exceed the Revolving Committed Amount then in effect, the Borrower and the Canadian Borrower (as applicable) immediately shall prepay the Revolving

Loans and Swingline Loans and (after all Revolving Loans and Swingline Loans have been repaid) cash collateralize the LOC Obligations in an amount sufficient to eliminate such excess.

(ii)     Excess Cash Flow.  Within ninety-five (95) days after the end of each fiscal year (commencing with the fiscal year ending November 30, 2004), the Borrower shall prepay the Loans and/or cash collateralize the LOC Obligations in an amount equal to the sum of (A) 75% of the Excess Cash Flow earned during such prior fiscal year minus (B) the aggregate amount of voluntary prepayments of the Term Loans made during such prior fiscal year pursuant to Section 2.8(a); provided, that if the Leverage Ratio is less than or equal to 3.50 to 1.0 but greater than 2.50 to 1.0 as of the end of any fiscal year, the Borrower shall prepay the Loans and/or cash collateralize the LOC Obligations in an amount equal to the sum of (A) 50% of the Excess Cash Flow earned during such prior fiscal year minus (B) the aggregate amount of voluntary prepayments of the Term Loans made during such prior fiscal year pursuant to Section 2.8(a); provided, further, that if the Leverage Ratio is less than or equal to 2.50 to 1.0 as of the end of any fiscal year, the Borrower shall not be required to prepay the Loans and/or cash collateralize the LOC Obligations on account of the Excess Cash Flow earned during such prior fiscal year.  Any payments of Excess Cash Flow shall be applied as set forth in clause (vii) below.  For the fiscal year ending November 30, 2004, Excess Cash Flow shall be payable on the basis of a pro rated year measured from the Closing Date to November 30, 2004.

(iii)     Asset Dispositions. Promptly following any Asset Disposition (or related series of Asset Dispositions), the Borrower and the Canadian Borrower (as applicable) shall prepay the Loans and/or cash collateralize the LOC Obligations in an aggregate amount equal to the Net Cash Proceeds derived from such Asset Disposition (or related series of Asset Dispositions) (such prepayment to be applied as set forth in clause (vii) below); provided, however, that, so long as no Default or Event of Default has occurred and is continuing, such Net Cash Proceeds shall not be required to be so applied (A) until the aggregate amount of Asset Dispositions in any fiscal year is equal to or greater than $500,000 and (B) to the extent the Borrower delivers to the Administrative Agent a certificate stating that it intends to use such Net Cash Proceeds to acquire assets useful in the business of the Borrower and its Subsidiaries which will become US Collateral or Canadian Collateral in replacement of the disposed assets within 180 days of the receipt of such Net Cash Proceeds, it being expressly agreed that any Net Cash Proceeds not reinvested within such 180 day period shall be applied to prepay the Loans and/or cash collateralize the LOC Obligations promptly thereafter.

(iv)     Debt Issuances.  Promptly upon receipt by any Credit Party or any of its Subsidiaries of proceeds from any Debt Issuance, the Borrower and the Canadian Borrower (as applicable) shall prepay the Loans and/or cash collateralize the LOC Obligations in an aggregate amount equal to 100% of the Net Cash Proceeds of such Debt Issuance (such prepayment to be applied as set forth in clause (vii) below).

(v)     Issuances of Equity.  Promptly upon receipt by any Credit Party or any of its Subsidiaries of proceeds from any Equity Issuance, the Borrower and the Canadian Borrower (as applicable) shall prepay the Loans and/or cash collateralize the LOC Obligations in an aggregate amount equal to 75% of the Net Cash Proceeds of such Equity Issuance; provided, that if the Leverage Ratio is less than or equal to 3.50 to 1.0 but greater than 2.50 to 1.0 as of the end of the most recently ended fiscal quarter, the Borrower and the Canadian Borrower (as applicable) shall prepay the Loans and/or cash collateralize the LOC Obligations in an aggregate amount equal to 50% of the Net Cash Proceeds of such Equity Issuance; provided, further, that if the Leverage Ratio is less than or equal to 2.50 to 1.0 as of the end of the most recently ended fiscal quarter, then Borrower and the Canadian Borrower shall not be required to prepay the Loans and/or cash collateralize the LOC Obligations on account of such Equity Issuance (such prepayment to be applied as set forth in clause (vii) below).

(vi)     Recovery Event.  To the extent Net Cash Proceeds received in connection with any Recovery Event are not used to acquire assets useful in the business of the Borrower and its

Subsidiaries in replacement of the assets subject to such Recovery Event within 180 days of the receipt of such Net Cash Proceeds, promptly following the 180th day occurring after the receipt of such Net Cash Proceeds, the Borrower and the Canadian Borrower (as applicable) shall prepay the Loans and/or cash collateralize the LOC Obligations in an aggregate amount equal to 100% of such Net Cash Proceeds (such prepayment to be applied as set forth in clause (vii) below); provided that (A) the Net Cash Proceeds from Recovery Events in any fiscal year shall not be required to be so applied until the aggregate amount of such Net Cash Proceeds is equal to or greater than $500,000 and (B) after the occurrence and during the continuance of a Default or an Event of Default, any Net Cash Proceeds received in connection with any Recovery Event shall be promptly used to prepay the Loans and/or cash collateralize the LOC Obligations (such prepayment to be applied as set forth in clause (vii) below) and the Borrower and its Subsidiaries shall not have the right to reinvest such Net Cash Proceeds.

(vii)  Application of Mandatory Prepayments.  All amounts required to be paid pursuant to this Section 2.8(b) shall be applied as follows:

(A)  with respect to all amounts prepaid pursuant to Section 2.8(b)(i), (1) first to the outstanding Swingline Loans, (2) second to the outstanding Revolving Loans and (3) third to a cash collateral account in respect of LOC Obligations; and

(B)  with respect to all amounts prepaid pursuant to Sections 2.8(b)(ii) through (vi), (1) first to the First Lien Term Loan (pro rata to the remaining amortization payments set forth in Section 2.2(b)); provided that, (x) any FLT Loan Lender may decline to accept any such prepayment (collectively, the "Declined Amount"), in which case the Declined Amount shall be distributed to the FLT Loan Lenders accepting prepayments made pursuant to this clause (B)(1) (ratably to the remaining amortization payments relating thereto) and (y) any Net Cash Proceeds from an Asset Disposition of Canadian Collateral shall be applied first to outstanding Revolving Loans made to the Canadian Borrower (without a corresponding permanent reduction in the Revolving Committed Amount) and then to the First Lien Term Loan, (2) second to outstanding Swingline Loans (without a corresponding permanent reduction in the Revolving Committed Amount), (3) third to the outstanding Revolving Loans (without a corresponding permanent reduction in the Revolving Committed Amount), (4) fourth to a cash collateral account in respect of LOC Obligations and (5) fifth to the Second Lien Term Loan.

Within the parameters of the applications set forth above, prepayments shall be applied first to Alternate Base Rate Loans and then to LIBOR Rate Loans in direct order of Interest Period maturities.  All prepayments under this Section 2.8(b) shall be subject to Section 2.17 and be accompanied by interest on the principal amount prepaid through the date of prepayment, and any mandatory prepayment made, in whole or in part, with respect to the Second Lien Term Loan shall also be subject to Call Protection.

(c)  Hedging Obligations Unaffected.  Any repayment or prepayment made pursuant to this Section 2.8 shall not affect the Borrower's or the Canadian Borrower's obligation to continue to make payments under any Secured Hedging Agreement, which shall remain in full force and effect notwithstanding such repayment or prepayment, subject to the terms of such Secured Hedging Agreement.

**Section 2.9  Default Rate and Payment Dates.**

(a)  If all or a portion of the principal amount of any Loan which is a LIBOR Rate Loan shall not be paid when due or continued as a LIBOR Rate Loan in accordance with the provisions of Section 2.10 (whether at the stated maturity, by acceleration or otherwise), such overdue principal amount of such Loan shall be converted to an Alternate Base Rate Loan at the end of the Interest Period applicable thereto.

(b)      (i) If all or a portion of the principal amount of any LIBOR Rate Loan shall not be paid when due, such overdue amount shall bear interest at a rate per annum which is equal to the rate that would otherwise be applicable thereto plus 2%, until the end of the Interest Period applicable thereto, and thereafter at a rate per annum which is equal to the Alternate Base Rate plus the sum of the Applicable Percentage then in effect for Alternate Base Rate Loans and 2% (the "ABR Default Rate") or (ii) if any interest payable on the principal amount of any Loan or any fee or other amount, including the principal amount of any Alternate Base Rate Loan, payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum which is equal to the ABR Default Rate, in each case from the date of such non-payment until such amount is paid in full (after as well as before judgment).  Upon the occurrence, and during the continuance, of any other Event of Default hereunder, at the option of the Required Lenders, the principal of and, to the extent permitted by law, interest on the Loans and any other amounts owing hereunder or under the other Credit Documents shall bear interest, payable on demand, at a per annum rate which is (A) in the case of principal, the rate that would otherwise be applicable thereto plus 2% or (B) in the case of interest, fees or other amounts, the ABR Default Rate (after as well as before judgment).

(c)      Interest on each Loan shall be payable in arrears on each Interest Payment Date; provided that interest accruing pursuant to paragraph (b) of this Section 2.9 shall be payable from time to time on demand.

## Section 2.10      Conversion Options.

(a)      The Borrower may, on behalf of itself and the Canadian Borrower, in the case of Revolving Loans, and on its own behalf in the case of the Term Loans, elect from time to time to convert Alternate Base Rate Loans to LIBOR Rate Loans by giving the Administrative Agent at least three (3) Business Days' prior irrevocable written notice of such election.  In addition, the Borrower may elect, on behalf of itself and the Canadian Borrower, from time to time to convert LIBOR Rate Loans to Alternate Base Rate Loans by giving the Administrative Agent irrevocable written notice by 11:00 A.M. one (1) Business Day prior to the proposed date of conversion.  A form of Notice of Conversion is attached as Schedule 2.10.  If the date upon which an Alternate Base Rate Loan is to be converted to a LIBOR Rate Loan is not a Business Day, then such conversion shall be made on the next succeeding Business Day.  All or any part of outstanding Alternate Base Rate Loans may be converted as provided herein; provided that (i) no Loan may be converted into a LIBOR Rate Loan when any Default or Event of Default has occurred and is continuing and (ii) partial conversions shall be in an aggregate principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof.  LIBOR Rate Loans may only be converted to Alternate Base Rate Loans on the last day of the applicable Interest Period.  If the date upon which a LIBOR Rate Loan is to be converted to an Alternate Base Rate Loan is not a Business Day, then such conversion shall be made on the next succeeding Business Day and during the period from such last day of an Interest Period to such succeeding Business Day such Loan shall bear interest as if it were an Alternate Base Rate Loan.

(b)      Any LIBOR Rate Loans may be continued as such upon the expiration of an Interest Period with respect thereto by compliance by the Borrower, on behalf of itself and the Canadian Borrower, with the notice provisions contained in Section 2.10(a); provided, that no LIBOR Rate Loan may be continued as such when any Default or Event of Default has occurred and is continuing, in which case such Loan shall be automatically converted to an Alternate Base Rate Loan at the end of the applicable Interest Period with respect thereto.  If the Borrower, on behalf of itself and the Canadian Borrower, shall fail to give timely notice of an election to continue a LIBOR Rate Loan, or the continuation of LIBOR Rate Loans is not permitted hereunder, such LIBOR Rate Loans shall be automatically converted to Alternate Base Rate Loans at the end of the applicable Interest Period with respect thereto.

## Section 2.11      Computation of Interest and Fees.

(a)      Interest payable hereunder with respect to any Alternate Base Rate Loan based on the Prime Rate shall be calculated on the basis of a year of 365 days (or 366 days, as applicable) for the actual days elapsed.  All fees, interest and all other amounts payable hereunder shall be calculated on the basis of a 360 day year for the actual days elapsed; for purposes of the Interest Act (Canada) (Revised Statutes of

Canada 1985, Chap-I-15, as amended), the yearly rate of interest to which any interest so calculated is equivalent may be determined by multiplying the applicable rate of interest by the number of days (365 or 366) in the calendar year(s) in which such elapsed days fall and dividing such product by 360. The Administrative Agent shall as soon as practicable notify the Borrower and the Lenders of each determination of a LIBOR Rate on the Business Day of the determination thereof. Any change in the interest rate on a Loan resulting from a change in the Alternate Base Rate shall become effective as of the opening of business on the day on which such change in the Alternate Base Rate shall become effective. The Administrative Agent shall as soon as practicable notify the Borrower and the Lenders of the effective date and the amount of each such change.

(b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Credit Agreement shall be conclusive and binding on the Borrower, the Canadian Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the computations used by the Administrative Agent in determining any interest rate.

(c) It is the intent of the Lenders and the Credit Parties to conform to and contract in strict compliance with applicable usury law from time to time in effect. All agreements between the Lenders and the Credit Parties are hereby limited by the provisions of this paragraph which shall override and control all such agreements, whether now existing or hereafter arising and whether written or oral. In no way, nor in any event or contingency (including but not limited to prepayment or acceleration of the maturity of any Obligation), shall the interest taken, reserved, contracted for, charged, or received under this Credit Agreement, under the Notes or otherwise, exceed the maximum nonusurious amount permissible under applicable law. If, from any possible construction of any of the Credit Documents or any other document, interest would otherwise be payable in excess of the maximum nonusurious amount, any such construction shall be subject to the provisions of this paragraph and such interest shall be automatically reduced to the maximum nonusurious amount permitted under applicable law, without the necessity of execution of any amendment or new document. If any Lender shall ever receive anything of value which is characterized as interest on the Loans under applicable law and which would, apart from this provision, be in excess of the maximum nonusurious amount, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Loans and not to the payment of interest, or refunded to the Borrower or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal amount of the Loans. The right to demand payment of the Loans or any other Indebtedness evidenced by any of the Credit Documents does not include the right to receive any interest which has not otherwise accrued on the date of such demand, and the Lenders do not intend to charge or receive any unearned interest in the event of such demand. All interest paid or agreed to be paid to the Lenders with respect to the Loans shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term (including any renewal or extension) of the Loans so that the amount of interest on account of such indebtedness does not exceed the maximum nonusurious amount permitted by applicable law.

**Section 2.12    Pro Rata Treatment and Payments.**

(a)    Allocation of Payments Before Exercise of Remedies. Each borrowing of Revolving Loans and any reduction of the Revolving Commitments shall be made pro rata according to the respective Revolving Commitment Percentages of the Lenders. Unless otherwise specified by the Borrower or required by the terms of this Agreement, each payment under this Credit Agreement or any Note shall be applied, first, to any fees then due and owing by the Borrower pursuant to Section 2.6, second, to interest then due and owing hereunder and under the Notes and, third, to principal then due and owing hereunder and under the Notes (it being understood that amounts collected or received with respect to Canadian Obligations shall be applied in the foregoing manner only to satisfy Canadian Obligations unless otherwise required by the terms of this Agreement). Each payment on account of any fees pursuant to Section 2.6 shall be made pro rata in accordance with the respective amounts due and owing (except as to the Fronting Fees and the Issuing Lender Fees). Subject to Section 2.8(a) and Section 2.12(b), each payment (other than prepayments) by the Borrower or the Canadian Borrower on account of principal of and interest on the Revolving Loans and on the Term Loan, as applicable, shall be applied to such Loans, as applicable, on a pro rata basis in accordance with the Commitment Percentages. Each optional prepayment on account of principal of the Loans shall be applied in accordance with Section 2.8(a). Each mandatory prepayment on account of principal of the Loans shall be applied in accordance with Section 2.8(b). All payments (including prepayments) to be made by the Borrower or the Canadian Borrower on account of principal, interest and fees shall be made without defense, set-off or counterclaim (except as provided in Section 2.18(b)) and shall be made to the Administrative Agent for the account of the Lenders at the Administrative Agent's office specified on Section 9.2 in Dollars and in immediately available funds not later than 1:00 P.M. on the date when due. The Administrative Agent shall distribute such payments to the Lenders entitled thereto promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the LIBOR Rate Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension. If any payment on a LIBOR Rate Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day.

(b)    Allocation of Payments After Exercise of Remedies.    Notwithstanding any other provisions of this Agreement to the contrary, after the exercise of remedies (other than the invocation of default interest pursuant to Section 2.9(b)) by the Administrative Agent or the Lenders pursuant to Section 7.2 (or after the Commitments shall automatically terminate and the Loans (with accrued interest thereon) and all other amounts under the Credit Documents (including without limitation the maximum amount of all contingent liabilities under Letters of Credit) shall automatically become due and payable in accordance with the terms of such Section), all amounts collected or received by the Administrative Agent or any Lender on account of the Credit Party Obligations or in respect of the Collateral shall be paid over or delivered as follows (irrespective of whether the following costs, expenses, fees, interest, premiums, scheduled periodic payments, First Lien Obligations or Second Lien Obligations are allowed, permitted or recognized as a claim in any proceeding resulting from the occurrence of a Bankruptcy Event) (it being understood that amounts collected or received with respect to Canadian Obligations and Canadian Collateral shall be applied in the following manner only to satisfy Canadian Obligations):

FIRST, to the payment of all reasonable out-of-pocket costs and expenses (including without limitation reasonable attorneys' fees) of the Administrative Agent in connection with enforcing the rights of the Lenders under the Credit Documents and any protective advances made by the Administrative Agent with respect to the Collateral under or pursuant to the terms of the Security Documents;

SECOND, to the payment of any fees owed to the Administrative Agent in its capacity as such;

THIRD, to the payment of all reasonable out-of-pocket costs and expenses (including without limitation, reasonable attorneys' fees) of each of the Lenders in connection with enforcing its rights under the Credit Documents or otherwise enforcing its rights with respect to the Credit Party Obligations owing to such Lender;

FOURTH, to the payment of all of the First Lien Obligations consisting of accrued fees and interest, including, with respect to any Secured Hedging Agreement, any fees, premiums and scheduled periodic payments due under such Secured Hedging Agreement and any interest accrued thereon;

FIFTH, to the payment of the outstanding principal amount of the First Lien Obligations, including the payment or cash collateralization of the outstanding LOC Obligations and, with respect to any Secured Hedging Agreement, any breakage, termination or other payments due under such Secured Hedging Agreement and any interest accrued thereon;

SIXTH, to all other First Lien Obligations and other obligations (other than Second Lien Obligations) which shall have become due and payable under the Credit Documents or otherwise and not repaid pursuant to clauses "FIRST" through "FIFTH" above;

SEVENTH, to the payment of all of the Second Lien Obligations consisting of accrued fees and interest;

EIGHTH, to the payment of the outstanding principal amount of the Second Lien Obligations;

NINTH, to all other Second Lien Obligations and other obligations which shall have become due and payable under the Credit Documents or otherwise and not repaid pursuant to clauses "FIRST" through "EIGHTH" above; and

TENTH, to the payment of the surplus, if any, to whoever may be lawfully entitled to receive such surplus.

In carrying out the foregoing, (i) amounts received shall be applied in the numerical order provided until exhausted prior to application to the next succeeding category; (ii) each of the Secured Parties shall receive an amount equal to its pro rata share (based on the proportion that the then outstanding Loans and LOC Obligations held by such Lender or the outstanding obligations payable to such Hedging Agreement Provider bears to the aggregate then outstanding Loans, LOC Obligations and obligations payable under all Secured Hedging Agreements) of amounts available to be applied pursuant to clauses "THIRD", "FOURTH", "FIFTH," "SIXTH," "SEVENTH," "EIGHTH" AND "NINTH" above; and (iii) to the extent that any amounts available for distribution pursuant to clause "FIFTH" above are attributable to the issued but undrawn amount of outstanding Letters of Credit, such amounts shall be held by the Administrative Agent in a cash collateral account and applied (A) first, to reimburse the Issuing Lender from time to time for any drawings under such Letters of Credit and (B) then, following the expiration of all Letters of Credit, to all other obligations of the types described in clauses "FIFTH," "SIXTH," "SEVENTH," "EIGHTH" AND "NINTH" above in the manner provided in this Section 2.12(b). Notwithstanding the foregoing terms of this Section 2.12(b), only US Collateral proceeds and payments under the Guaranty with respect to Secured Hedging Agreements shall be applied to obligations under any Secured Hedging Agreement.

### Section 2.13   <u>Non-Receipt of Funds by the Administrative Agent.</u>

(a)      Unless the Administrative Agent shall have been notified in writing by a Lender prior to the date a Loan is to be made by such Lender (which notice shall be effective upon receipt) that such Lender does not intend to make the proceeds of such Loan available to the Administrative Agent, the Administrative Agent may assume that such Lender has made such proceeds available to the Administrative Agent on such date, and the Administrative Agent may in reliance upon such assumption (but shall not be required to) make available to the Borrower or the Canadian Borrower, as applicable, a corresponding amount.  If such corresponding amount is not in fact made available to the Administrative Agent, the Administrative Agent shall be able to recover such corresponding amount from such Lender.  If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent's demand therefor, the Administrative Agent will promptly notify the Borrower, and the Borrower or the Canadian Borrower, as applicable, shall immediately pay such corresponding amount to the Administrative Agent.  The Administrative Agent shall also be entitled to recover from the Lender, the Borrower or the Canadian Borrower, as the case may be, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower or the Canadian Borrower to the date such corresponding amount is recovered by the Administrative Agent at a per annum rate equal to (i) from the Borrower or the Canadian Borrower at the applicable rate for the applicable borrowing pursuant to the Notice of Borrowing and (ii) from a Lender at the Federal Effective Funds Rate.

(b)      Unless the Administrative Agent shall have been notified in writing by the Borrower, prior to the date on which any payment is due from it or the Canadian Borrower hereunder (which notice shall be effective upon receipt) that the Borrower or the Canadian Borrower, as applicable, does not intend to make such payment, the Administrative Agent may assume that the Borrower or the Canadian Borrower, as applicable, has made such payment when due, and the Administrative Agent may in reliance upon such assumption (but shall not be required to) make available to each Lender on such payment date an amount equal to the portion of such assumed payment to which such Lender is entitled hereunder, and if the Borrower or the Canadian Borrower, as applicable, has not in fact made such payment to the Administrative Agent, such Lender shall, on demand, repay to the Administrative Agent the amount made available to such Lender. If such amount is repaid to the Administrative Agent on a date after the date such amount was made available to such Lender, such Lender shall pay to the Administrative Agent on demand interest on such amount in respect of each day from the date such amount was made available by the Administrative Agent to such Lender to the date such amount is recovered by the Administrative Agent at a per annum rate equal to the Federal Funds Effective Rate.

(c)    A certificate of the Administrative Agent submitted to the Borrower or any Lender with respect to any amount owing under this Section 2.13 shall be conclusive in the absence of manifest error.

**Section 2.14    <u>Inability to Determine Interest Rate.</u>**

Notwithstanding any other provision of this Credit Agreement, if (i) the Administrative Agent shall reasonably determine (which determination shall be conclusive and binding absent manifest error) that, by reason of circumstances affecting the relevant market, reasonable and adequate means do not exist for ascertaining LIBOR for such Interest Period, or (ii) the Required Lenders shall reasonably determine (which determination shall be conclusive and binding absent manifest error) that the LIBOR Rate does not adequately and fairly reflect the cost to such Lenders of funding LIBOR Rate Loans that the Borrower has requested be outstanding as a LIBOR Tranche during such Interest Period, the Administrative Agent shall forthwith give telephone notice of such determination, confirmed in writing, to the Borrower, and the Lenders at least two Business Days prior to the first day of such Interest Period. Unless the Borrower shall have notified the Administrative Agent upon receipt of such telephone notice that it wishes to rescind or modify its request regarding such LIBOR Rate Loans, any Loans that were requested to be made as LIBOR Rate Loans shall be made as Alternate Base Rate Loans and any Loans that were requested to be converted into or continued as LIBOR Rate Loans shall remain as or be converted into Alternate Base Rate Loans. Until any such notice has been withdrawn by the Administrative Agent, no further Loans shall be made as, continued as, or converted into, LIBOR Rate Loans for the Interest Periods so affected.

**Section 2.15    <u>Illegality.</u>**

Notwithstanding any other provision of this Credit Agreement, if the adoption of or any change in any Requirement of Law or in the interpretation or application thereof by the relevant Governmental Authority to any Lender shall make it unlawful for such Lender or its LIBOR Lending Office to make or maintain LIBOR Rate Loans as contemplated by this Credit Agreement or to obtain in the interbank eurodollar market through its LIBOR Lending Office the funds with which to make such Loans, (a) such Lender shall promptly notify the Administrative Agent and the Borrower thereof, (b) the commitment of such Lender hereunder to make LIBOR Rate Loans or continue LIBOR Rate Loans as such shall forthwith be suspended until the Administrative Agent shall give notice that the condition or situation which gave rise to the suspension shall no longer exist, and (c) such Lender's Loans then outstanding as LIBOR Rate Loans, if any, shall be converted on the last day of the Interest Period for such Loans or within such earlier period as required by law as Alternate Base Rate Loans. The Borrower and the Canadian Borrower hereby agree promptly to pay any Lender, upon its demand, any additional amounts necessary to compensate such Lender for actual and direct costs (but not including anticipated profits) reasonably incurred by such Lender in making any repayment in accordance with this Section including, but not limited to, any interest or fees payable by such Lender to lenders of funds obtained by it in order to make or maintain its LIBOR Rate Loans hereunder. A certificate as to any additional amounts payable pursuant to this Section submitted by such Lender, through the Administrative Agent, to the Borrower shall be conclusive in the absence of manifest error; <u>provided</u> that neither the Borrower nor the Canadian Borrower shall be required to compensate a Lender pursuant to this Section for any additional amounts due and owing to the extent such Lender shall have failed to give notice to the Borrower or the Canadian Borrower, as applicable, within 90 days after such Lender became aware of the event or occurrence giving rise to such additional amounts. Each Lender agrees to use reasonable efforts (including reasonable efforts to change its LIBOR Lending Office) to avoid or to minimize any amounts which may otherwise be payable pursuant to this Section; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens deemed by such Lender in its reasonable discretion to be material.

**Section 2.16**     **Requirements of Law.**

(a)     If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i)     shall subject such Lender to any tax of any kind whatsoever (other than any Excluded Tax or any Tax) with respect to any Letter of Credit, any participation therein or any application relating thereto, any LIBOR Rate Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for changes in the rate of tax on the overall net income of such Lender);

(ii)     shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender which is not otherwise included in the determination of the LIBOR Rate hereunder; or

(iii)     shall impose on such Lender any other condition;

and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining LIBOR Rate Loans or the Letters of Credit or the participations therein or to reduce any amount receivable hereunder or under any Note, then, in any such case, the Borrower and the Canadian Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such additional cost or reduced amount receivable which such Lender reasonably deems to be material as determined by such Lender with respect to its LIBOR Rate Loans or Letters of Credit.  A certificate as to any additional amounts payable pursuant to this Section submitted by such Lender, through the Administrative Agent, to the Borrower shall be conclusive in the absence of manifest error; provided that neither the Borrower nor the Canadian Borrower shall be required to compensate a Lender pursuant to this Section for any additional amounts due and owing to the extent such Lender shall have failed to give notice to the Borrower or the Canadian Borrower, as applicable, within 90 days after such Lender became aware of the event or occurrence giving rise to such additional amounts.  Each Lender agrees to use reasonable efforts (including reasonable efforts to change its Domestic Lending Office or LIBOR Lending Office, as the case may be) to avoid or to minimize any amounts which might otherwise be payable pursuant to this paragraph of this Section; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens reasonably deemed by such Lender to be material.

(b)     If any Lender shall have reasonably determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any central bank or Governmental Authority made subsequent to the date hereof does or shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount reasonably deemed by such Lender to be material, then from time to time, within fifteen (15) days after demand (together with back-up documentation relating thereto) by such Lender, the Borrower and the Canadian Borrower shall pay to such Lender such additional amount as shall be certified by such Lender as being required to compensate it for such reduction; provided that neither the Borrower nor the Canadian Borrower shall be required to compensate a Lender pursuant to this Section for any additional amounts due and owing to the extent such Lender shall have failed to give notice to the

Borrower or the Canadian Borrower, as applicable, within 90 days after such Lender became aware of the event or occurrence giving rise to such additional amounts. Such a certificate as to any additional amounts payable under this Section submitted by a Lender (which certificate shall include a description of the basis for the computation), through the Administrative Agent, to the Borrower shall be conclusive absent manifest error.

(c)    The agreements in this Section 2.16 shall survive the termination of this Credit Agreement and payment of the Notes and all other amounts payable hereunder.

**Section 2.17    Indemnity.**

(a)    The Borrower hereby agrees to indemnify each Lender and to hold such Lender harmless from any funding loss or expense which such Lender may sustain or incur as a consequence of (i) the failure by the Borrower to pay the principal amount of or interest on any Loan by such Lender in accordance with the terms hereof, (ii) the failure of the Borrower to accept a borrowing after the Borrower has given a notice in accordance with the terms hereof, (iii) the failure of the Borrower to make any prepayment after the Borrower has given a notice in accordance with the terms hereof, and/or (iv) the making by the Borrower of a prepayment of a Loan, or the conversion thereof, on a day which is not the last day of the Interest Period with respect thereto, in each case including, but not limited to, any such loss or expense arising from interest or fees payable by such Lender to lenders of funds obtained by it in order to maintain its Loans hereunder.

(b)    The Canadian Borrower hereby agrees to indemnify each Revolving Lender and to hold such Revolving Lender harmless from any funding loss or expense which such Revolving Lender may sustain or incur as a consequence of (i) the failure by the Canadian Borrower to pay the principal amount of or interest on any Revolving Loan by such Revolving Lender in accordance with the terms hereof, (ii) the failure of the Canadian Borrower to accept a borrowing after the Borrower has given a notice in accordance with the terms hereof, (iii) the failure of the Canadian Borrower to make any prepayment after the Borrower has given a notice in accordance with the terms hereof, and/or (iv) the making by the Canadian Borrower of a prepayment of a Revolving Loan, or the conversion thereof, on a day which is not the last day of the Interest Period with respect thereto, in each case including, but not limited to, any such loss or expense arising from interest or fees payable by such Revolving Lender to lenders of funds obtained by it in order to maintain its Revolving Loans hereunder.

(c)    A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender, through the Administrative Agent, to the Borrower (which certificate must be delivered to the Administrative Agent within thirty days following any default, prepayment or conversion contemplated in subsections (a) and (b) of this Section 2.17) shall be conclusive in the absence of manifest error. The agreements in this Section shall survive termination of this Credit Agreement and payment in full of the Credit Party Obligations.

**Section 2.18    Taxes.**

(a)    All payments made by the Borrower or the Canadian Borrower hereunder or under any Note will be, except as provided in Section 2.18(b), made free and clear of, and without deduction or withholding for, any present or future taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any Governmental Authority or by any political subdivision or taxing authority thereof or therein with respect to such payments (but excluding any tax (an "Excluded Tax") imposed on or measured by the net income or profits of a Lender pursuant to the laws of the jurisdiction in which it is organized or the jurisdiction in which the principal office or applicable lending office of such Lender is located, any subdivision thereof or therein or any jurisdiction in which it is treated as a resident for purposes of any tax imposed on or measured by net income (or is otherwise subject to such taxes) by reason of its activities and operations that are unrelated to this Agreement and the Loans made hereunder) and all interest, penalties or similar liabilities with respect thereto (all such non-excluded taxes, levies, imposts, duties, fees, assessments or other charges being referred to collectively as "Taxes"). If any Taxes are so levied or imposed, the Borrower and the Canadian Borrower agree to pay the full amount of such Taxes, and such additional amounts as may be necessary so that every payment of all amounts due under this Credit Agreement or under any Note, after withholding or deduction for or on account of any Taxes, will not be less than the amount provided for herein or in such Note.  The Borrower or the Canadian Borrower, as applicable, will furnish to the Administrative Agent as soon as practicable after the date the payment of any Taxes is due pursuant to applicable law certified copies (to the extent reasonably available and required by law) of tax receipts evidencing such payment by the Borrower or the Canadian Borrower, as applicable.  The Borrower and the Canadian Borrower agree to indemnify and hold harmless each Lender, and reimburse such Lender upon its written request, for the amount of any Taxes so levied or imposed and paid by such Lender.

(b)        Each Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) agrees to deliver to the Borrower and the Administrative Agent on or prior to the Closing Date, or in the case of a Lender that is an assignee or transferee of an interest under this Credit Agreement pursuant to Section 9.6(d) (unless the respective Lender was already a Lender hereunder immediately prior to such assignment or transfer), on the date of such assignment or transfer to such Lender, (i) if the Lender is a "bank" within the meaning of Section 881(c)(3)(A) of the Code, two accurate and complete original signed copies of Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY (or successor forms) certifying such Lender's entitlement to a complete exemption from United States withholding tax with respect to payments to be made under this Credit Agreement and under any Note, or (ii) if the Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY as set forth in clause (i) above, or (x) a certificate in substantially the form of Schedule 2.18 (any such certificate, a "Tax Exempt Certificate") and (y) two accurate and complete original signed copies of Internal Revenue Service Form W-8BEN (or successor form) certifying such Lender's entitlement to a complete exemption from United States withholding tax with respect to payments of interest to be made under this Credit Agreement and under any Note.  In addition, each Lender agrees that it will deliver upon the Borrower's request updated versions of the foregoing, as applicable, whenever the previous certification has become obsolete or inaccurate in any material respect, together with such other forms as may be required in order to confirm or establish the entitlement of such Lender to a continued exemption from or reduction in United States withholding tax with respect to payments under this Credit Agreement and any Note.  Notwithstanding anything to the contrary contained in Section 2.18(a), but subject to the immediately succeeding sentence, (x) the Borrower shall be entitled, to the extent it is required to do so by law, to deduct or withhold Taxes imposed by the United States (or any political subdivision or taxing authority thereof or therein) from interest, fees or other amounts payable hereunder for the account of any Lender which is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) for U.S. federal income tax purposes to the extent that such Lender has not provided to the Borrower U.S. Internal Revenue Service Forms that establish a complete exemption from such deduction or withholding and (y) the Borrower shall not be obligated pursuant to Section 2.18(a) hereof to gross-up payments to be made to a Lender in respect of Taxes imposed by the United States if (I) such Lender has not provided to the Borrower the Internal Revenue Service Forms required to be provided to the Borrower pursuant to this Section 2.18(b) or (II) in the case of a payment, other than interest, to a Lender described in clause (ii) above, to the extent that such Forms do not establish a complete exemption from withholding of such Taxes.  Notwithstanding anything to the contrary contained in the preceding sentence or elsewhere in this Section 2.18, the Borrower and the Canadian Borrower agree to pay additional amounts and to indemnify each Lender in the manner set forth in Section 2.18(a) (without regard to the identity of the jurisdiction requiring the deduction or withholding) in respect of any amounts deducted or withheld by it as described in the immediately preceding sentence as a result of any changes after the Closing Date in any applicable law, treaty, governmental rule, regulation, guideline or order, or in the interpretation thereof, relating to the deducting or withholding of Taxes.

(c)        Each Lender agrees to use reasonable efforts (including reasonable efforts to change its Domestic Lending Office or LIBOR Lending Office, as the case may be) to avoid or to minimize any amounts which might otherwise be payable pursuant to this Section; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens deemed by such Lender in its sole discretion to be material.

(d) If the Borrower or the Canadian Borrower pays any additional amount pursuant to this Section 2.18 with respect to a Lender, such Lender shall use reasonable efforts to obtain a refund of tax or credit against its tax liabilities on account of such payment; provided that such Lender shall have no obligation to use such reasonable efforts if either (i) it is in an excess foreign tax credit position or (ii) it believes in good faith, in its sole discretion, that claiming a refund or credit would cause adverse tax consequences to it. In the event that such Lender receives such a refund or credit, such Lender shall pay to the Borrower or the Canadian Borrower an amount that such Lender reasonably determines is equal to the net tax benefit obtained by such Lender as a result of such payment by the Borrower or the Canadian Borrower, as applicable. In the event that no refund or credit is obtained with respect to the Borrower's or the Canadian Borrower's payments to such Lender pursuant to this Section 2.18, then such Lender shall upon request provide a certification that such Lender has not received a refund or credit for such payments. Nothing contained in this Section 2.18 shall require a Lender to disclose or detail the basis of its calculation of the amount of any tax benefit or any other amount or the basis of its determination referred to in the proviso to the first sentence of this Section 2.18 to the Borrower, the Canadian Borrower or any other party.

(e) The agreements in this Section 2.18 shall survive the termination of this Credit Agreement and the payment of the Notes and all other amounts payable hereunder.

**Section 2.19 Indemnification; Nature of Issuing Lender's Duties.**

(a) In addition to its other obligations under Section 2.4, the Borrower hereby agrees to protect, indemnify, pay and save the Issuing Lender and each Revolving Lender harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys' fees) that the Issuing Lender or such Revolving Lender may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit or (ii) the failure of the Issuing Lender to honor a drawing under a Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority (all such acts or omissions, herein called "Government Acts").

(b) As between the Borrower and the Issuing Lender and each Revolving Lender, the Borrower shall assume all risks of the acts, omissions or misuse of any Letter of Credit by the beneficiary thereof. Neither the Issuing Lender nor any Revolving Lender shall be responsible: (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, that may prove to be invalid or ineffective for any reason; (iii) for failure of the beneficiary of a Letter of Credit to comply fully with conditions required in order to draw upon a Letter of Credit; (iv) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) for errors in interpretation of technical terms; (vi) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under a Letter of Credit or of the proceeds thereof; and (vii) for any consequences arising from causes beyond the control of the Issuing Lender or any Revolving Lender, including, without limitation, any Government Acts. None of the above shall affect, impair, or prevent the vesting of the Issuing Lender's rights or powers hereunder.

(c) In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuing Lender or any Revolving Lender, under or in connection with any Letter of Credit or the related certificates, if taken or omitted in the absence of gross negligence or willful misconduct, shall not put such Issuing Lender or such Revolving Lender under any resulting liability to the Borrower. It is the intention of the parties that this Credit Agreement shall be construed and applied to protect and indemnify the Issuing Lender and each Revolving Lender against any and all risks involved in the issuance of the Letters of Credit, all of which risks are hereby assumed by the Borrower, including, without limitation, any and all risks of the acts or omissions, whether rightful or wrongful, of any Government Authority. The Issuing Lender and the Revolving Lenders shall not, in any way, be liable for any failure by the Issuing Lender or anyone else to pay any drawing under any Letter of

Credit as a result of any Government Acts or any other cause beyond the control of the Issuing Lender and the Revolving Lenders.

(d)     Nothing in this Section 2.19 is intended to limit the reimbursement obligation of the Borrower contained in Section 2.4(d) hereof.  The obligations of the Borrower under this Section 2.19 shall survive the termination of this Credit Agreement.  No act or omissions of any current or prior beneficiary of a Letter of Credit shall in any way affect or impair the rights of the Issuing Lender and the Revolving Lenders to enforce any right, power or benefit under this Credit Agreement.

(e)     Notwithstanding anything to the contrary contained in this Section 2.19, the Borrower shall have no obligation to indemnify the Issuing Lender or any Revolving Lender in respect of any liability incurred by the Issuing Lender or such Revolving Lender arising out of the gross negligence or willful misconduct of the Issuing Lender (including action not taken by the Issuing Lender or such Revolving Lender), as determined by a court of competent jurisdiction or pursuant to arbitration.

**Section 2.20     Replacement of Lenders.**

The Borrower shall be permitted to replace with a replacement financial institution (a) any Lender that requests reimbursement for amounts owing or payments of additional amounts pursuant to Section 2.16 or 2.18; (b) any Lender that defaults in its obligation to make Loans hereunder; or (c) any Lender (other than Wachovia Bank, National Association) that fails to consent to any proposed amendment, modification, termination, waiver or consent with respect to any provision hereof or of any other Credit Document that requires the unanimous approval of all of the Lenders, the approval of all of the Lenders affected thereby or the approval of a class of Lenders, in each case in accordance with the terms of Section 9.1, so long as the consent of the Required Lenders shall have been obtained with respect to such amendment, modification, termination, waiver or consent; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) except with respect to clause (c) above, no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) the replacement financial institution shall purchase, at par, all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (iv) with respect to clause (c) above, the replacement financial institution shall approve the proposed amendment, modification, termination, waiver or consent, (v) the Borrower shall be liable to such replaced Lender under Section 2.17 if any LIBOR Rate Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (vi) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 9.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (vii) until such time as such replacement shall be consummated, the Borrower shall pay to the replaced Lender all additional amounts (if any) required pursuant to Section 2.16 or 2.18, as the case may be, (viii) in the case of clause (c) above, the Borrower provides at least three (3) Business Days' prior notice to such replaced Lender, and (ix) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.  In the event any replaced Lender fails to execute the agreements required under Section 9.6 in connection with an assignment pursuant to this Section 2.20, the Borrower may, upon two (2) Business Days' prior notice to such replaced Lender, execute such agreements on behalf of such replaced Lender.

## ARTICLE III

## REPRESENTATIONS AND WARRANTIES

To induce the Lenders to enter into this Credit Agreement and to make the Extensions of Credit herein provided for, each of the Credit Parties hereby represents and warrants to the Administrative Agent and to each Lender that:

**Section 3.1     Financial Condition.**

(a) (i) The audited Consolidated and consolidating financial statements of the Borrower and its Subsidiaries for the fiscal years ended November 30, 2001, 2002 and 2003, together with the related Consolidated and consolidating statements of income or operations, equity and cash flows for the fiscal years ended on such dates, (ii) the unaudited Consolidated and consolidating financial statements of the Borrower and its Subsidiaries for the twelve-month period ending on the last day of the month that ended at least 20 days prior to the Closing Date, together with the related Consolidated and consolidating statements of income or operations, equity and cash flows for the twelve-month period ending on such date and (iii) a pro forma balance sheet of the Borrower and its Subsidiaries as of the last day of the month that ended at least 20 days prior to the Closing Date:

    (A)    were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and

    (B)    fairly present the financial condition of the Borrower and its Subsidiaries as of the date thereof (subject, in the case of the unaudited financial statements, to normal year-end adjustments) and results of operations for the period covered thereby.

    (b)    The projections of the Borrower and its Subsidiaries through 2009 delivered to the Lenders on or prior to the Closing Date have been prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and its Subsidiaries and that no assurance is given by the Borrower and its Subsidiaries that such projections will be realized).

**Section 3.2**    **No Change.**

Since November 30, 2003, there has been no development or event which has had or could reasonably be expected to have a Material Adverse Effect.

**Section 3.3**    **Corporate Existence.**

Each of the Credit Parties (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the requisite power and authority and the legal right to own and operate all its material property, to lease the material property it operates as lessee and to conduct the business in which it is currently engaged, and (c) is duly qualified to conduct business and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, except to the extent its failure to be so qualified and/or in good standing could not reasonably be expected to have a Material Adverse Effect.  The jurisdictions in which the Credit Parties as of the Closing Date are organized and qualified to do business are described on Schedule 3.3.

**Section 3.4**    **Corporate Power; Authorization; Enforceable Obligations.**

Each of the Credit Parties has full power and authority and the legal right to make, deliver and perform the Credit Documents to which it is party and has taken all necessary action to authorize the execution, delivery and performance by it of the Credit Documents to which it is party.  No material consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the borrowings hereunder or with the execution, delivery or performance of any Credit Document by any of the Credit Parties (other than those which have been obtained) or with the validity or enforceability of any Credit Document against any of the Credit Parties (except such filings as are necessary in connection with the perfection of the Liens created by such Credit Documents).  Each Credit Document to which it is a party has been duly executed and delivered on behalf of the applicable Credit Party.  Each Credit Document to which it is a party constitutes a legal, valid and binding obligation of each such Credit Party, enforceable against such Credit Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

**Section 3.5**    **Compliance with Laws; No Conflict; No Default.**

    (a)    The execution, delivery and performance by each Credit Party of the Credit Documents to which such Credit Party is a party, in accordance with their respective terms, the borrowings hereunder and the transactions contemplated hereby do not and will not, by the passage of time, the giving of notice or otherwise, (i) require any Governmental Approval (other than such Governmental Approvals that have been obtained or made and not subject to suspension, revocation or termination) or violate in any material respect any Requirement of Law relating to such Credit Party, (ii) conflict with, result in a breach of or constitute a default under the articles of incorporation, bylaws, articles of organization, operating agreement or other organizational documents of such Credit Party or any material indenture, agreement or other instrument to which such Person is a party or by which any of its properties may be bound or any Governmental Approval relating to such Person in any material respect, or (iii) result in or require the creation or imposition of any Lien upon or with respect to any property now owned or hereafter acquired by such Person other than Liens arising under the Credit Documents.

(b)        Each Credit Party (i) (x) has all Governmental Approvals required by law for it to conduct its business, each of which is in full force and effect, (y) each such Governmental Approval is final and not subject to review on appeal and (z) each such Governmental Approval is not the subject of any pending or, to the best of its knowledge, threatened attack by direct or collateral proceeding, and (ii) is in compliance with each Governmental Approval applicable to it and in compliance with all other Requirements of Law relating to it or any of its respective properties, in each case except to the extent the failure to obtain such Governmental Approval or failure to comply with such Governmental Approval or Requirement of Law could not reasonably be expected to have a Material Adverse Effect.  Each Credit Party possesses or has the right to use, all leaseholds, licenses, easements and franchises and all authorizations and other rights that are material to and necessary for the conduct of its business.  Except to the extent noncompliance with the foregoing leaseholds, easements and franchises could not reasonably be expected to have a Material Adverse Effect, all of the foregoing are in full force and effect, and the Credit Parties are in substantial compliance with the foregoing without any known conflict with the valid rights of others.  To the knowledge of the Credit Parties, no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any such Governmental Approval, leasehold, license, easement, franchise or other right, which termination or revocation could, individually or in the aggregate, reasonably be expected to have Material Adverse Effect, except that certain of the leasehold interests of the Credit Parties which, taken in the aggregate, may be material to the Credit Parties, are tenancies at will which may be terminated by the lessor thereunder at any time upon delivery of the requisite notice required by local law.

(c)        None of the Credit Parties is in default under or with respect to any of its Material Contracts or under or with respect to any of its other Contractual Obligations, or any judgment, order or decree to which it is a party, in any respect which could reasonably be expected to have a Material Adverse Effect.  No Default or Event of Default has occurred and is continuing.

### Section 3.6        No Material Litigation.

No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Credit Parties, threatened by or against any of them or against any of their respective properties or revenues (a) with respect to the Credit Documents or any Loan or any of the transactions contemplated hereby, or (b) which could reasonably be expected to have a Material Adverse Effect.

### Section 3.7        Investment Company Act; PUHCA.

None of the Credit Parties (a) is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended or (b) is a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," within the meaning of the Public Utility Holding Company Act of 1935.

### Section 3.8        Margin Regulations.

No part of the proceeds of any Loan hereunder will be used directly or indirectly for any purpose which violates, or which would be inconsistent with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect.  The Credit Parties (a) are not engaged, principally or as one of its important activities, in the business of extending credit for the purpose of "purchasing" or "carrying" "margin stock" within the respective meanings of each of such terms under Regulation U and (b) taken as a group do not own "margin stock" except as identified in the financial statements referred to in Section 3.1 and the aggregate value of all "margin stock" owned by the Credit Parties taken as a group does not exceed 25% of the value of their assets.

**Section 3.9      ERISA.**

(a)      Neither a Reportable Event nor an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred during the five-year period prior to the date on which this representation is made or deemed made with respect to any Plan, and each Plan has complied in all material respects with the applicable provisions of ERISA and the Code, except to the extent that any such occurrence or failure to comply would not reasonably be expected to have a Material Adverse Effect.  No termination of a Single Employer Plan has occurred resulting in any liability that has remained underfunded, and no Lien in favor of the PBGC or a Plan has arisen, during such five-year period which could reasonably be expected to have a Material Adverse Effect.  The present value of all accrued benefits under each Single Employer Plan (based on those assumptions used to fund such Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Plan allocable to such accrued benefits by an amount which, as determined in accordance with GAAP, could reasonably be expected to have a Material Adverse Effect. Neither the Borrower, nor any Subsidiary of the Borrower nor any Commonly Controlled Entity is currently subject to any liability for a complete or partial withdrawal from a Multiemployer Plan that could reasonably be expected to have a Material Adverse Effect.

(b)      Each of the Canadian benefit plans and Canadian pension plans and any similar plans of the Canadian Borrower and the Canadian Subsidiaries that are maintained, contributed to or required to be contributed to, by any of the Canadian Borrower and the Canadian Subsidiaries, or to which any of the Canadian Borrower and the Canadian Subsidiaries is a party, or by which any of them is bound, or under which any of the Canadian Borrower and the Canadian Subsidiaries has any liability or contingent liability (collectively the "Canadian Employee Plans") is, and has been, duly established and registered under all applicable federal and provincial laws including, without limitation, the provisions of the applicable pension legislation and the Income Tax Act (Canada) (R.S.C. 1985, Chap. 1 (5th Supp.), as amended), to the extent required under such applicable pension legislation and to the extent required to qualify the applicable Canadian Employee Plan for tax-favored treatment under the Income Tax Act (Canada) (R.S.C. 1985, Chap. 1 (5th Supp.), as amended) respectively, and no event has occurred which would cause a loss of such registration or adversely affect such qualification.  Except as could not reasonably be expected to have a Material Adverse Effect, each of the Canadian Employee Plans has been administered in accordance with such laws and the terms of the applicable Canadian Employee Plan.  All material obligations (including fiduciary and funding obligations) of the Canadian Borrower and the Canadian Subsidiaries and their respective agents under each of the Canadian Employee Plans have been performed except where the failure to perform such obligations could not reasonably be expected to have a Material Adverse Effect. There are no material disputes, proceedings or investigations by any applicable Governmental Authority (including, without limitation, any applicable pension regulator or tax authority) pending or, to the knowledge of the Canadian Borrower and the Canadian Subsidiaries, threatened in respect of any of the Canadian Employee Plans or their assets.  All employer and employee contributions or premiums required to be paid or remitted to or in respect of each of the Canadian Employee Plans have been paid or remitted in a timely fashion in accordance with the terms of such Canadian Employee Plans and applicable laws. Each of the Canadian Employee Plans is fully funded, on an ongoing basis, in accordance with the terms of the applicable Canadian Employee Plan, the applicable law, the administrative requirements of the applicable pension regulator and tax authority and commonly accepted actuarial principles, and there are no solvency deficiencies respecting any of the Canadian Employee Plans.

**Section 3.10     Environmental Matters.**

Except as could not reasonably be expected to have a Material Adverse Effect:

(a)     no Credit Party has and, to the knowledge of the Credit Parties, no other Person has caused any facilities or properties owned, leased or operated by any of the Credit Parties (the "Properties") to contain any Materials of Environmental Concern in amounts or concentrations which (i) constitute a violation of, or (ii) could give rise to liability under, any Environmental Law;

(b)     the Properties and all operations of the Credit Parties at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws, and there is no contamination at, under or about the Properties or violation of any Environmental Law with respect to the Properties or the business operated by the any of the Credit Parties (the "Business");

(c)     none of the Credit Parties has received any written or actual notice of violation, alleged violation, non-compliance, liability or potential liability regarding violation of or noncompliance with Environmental Laws at any of the Properties or by the Business, nor does any of the Credit Parties have knowledge of any such threatened written or actual notice;

(d)     to the knowledge of the Credit Parties, Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location which could give rise to liability under any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that could give rise to liability under, any applicable Environmental Law; and

(e)     no judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Credit Parties, threatened, under any Environmental Law to which any of the Credit Parties is or, to the knowledge of the Credit Parties, will be named as a party for violations of or noncompliance with any Environmental Law at the Properties or by the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law against any of the Credit Parties for violations of or noncompliance with any Environmental Law at the Properties or by the Business.

**Section 3.11     Use of Proceeds.**

(a)     The proceeds of the Loans made on the Closing Date will be used (i) to refinance certain existing Indebtedness of the Borrower on the Closing Date, (ii) to pay transaction costs and expenses associated with the foregoing and this Credit Agreement on the Closing Date and (iii) for working capital and other general corporate purposes.

(b)     The proceeds of the First Lien Term Loan will be used on the FLT Loan Funding Date (i) to prepay the High Yield Notes and pay prepayment premiums associated therewith and accrued and unpaid interest thereon, (ii) to pay the Borrower Dividend, (iii) to pay transaction costs and expenses in connection with each of the foregoing, and (iv) for working capital and other general corporate purposes.

**Section 3.12     Subsidiaries.**

Set forth on Schedule 3.12 is a complete and accurate list of all Subsidiaries of the Borrower as of the Closing Date.  Information on such Schedule includes, in each case as of the Closing Date: the number of shares of each class of Capital Stock or other equity interests outstanding; the number and percentage of outstanding shares of each class of stock owned by the Credit Parties or any of their Subsidiaries; and the number of all outstanding options, warrants, rights of conversion or purchase and similar rights.  The outstanding Capital Stock and other equity interests of all such Subsidiaries is validly issued, fully paid and non-assessable and is owned, free and clear of all Liens (other than those arising under or contemplated in connection with the Credit Documents).

**Section 3.13    Ownership.**

Each of the Credit Parties is the owner of, and has good title to (or other rights to use), all of its respective assets material to its business, which, together with assets leased or licensed by the Credit Parties, represents all assets individually or in the aggregate material to the conduct of the businesses of the Credit Parties, taken as a whole on the date hereof, and none of such assets is subject to any Lien other than Permitted Liens. Each of the Credit Parties enjoys peaceful and undisturbed possession under all of its leases except for minor irregularities or deficiencies that do not materially adversely affect the value of such leases, and all such leases are valid and subsisting and in full force and effect. The Credit Parties have delivered complete and accurate copies of all material leases in existence as of the Closing Date to the Administrative Agent.

**Section 3.14    Taxes.**

Each of the Credit Parties has filed, or caused to be filed, all tax returns (federal, state, local and foreign) required to be filed and paid (a) all amounts of taxes shown thereon to be due (including interest and penalties) and (b) all other material taxes, fees, assessments and other governmental charges (including mortgage recording taxes, documentary stamp taxes and intangibles taxes) owing by it, except for such taxes (i) which are not yet delinquent or (ii) that are being contested in good faith and by proper proceedings, and against which adequate reserves are being maintained in accordance with GAAP (or, in the case of Foreign Subsidiaries with significant operations outside the United States of America, generally accepted accounting principles in effect from time to time in their respective jurisdictions of incorporation). None of the Credit Parties is aware as of the Closing Date of any proposed tax assessments against it or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

**Section 3.15    Intellectual Property Rights.**

Each of the Credit Parties and their Subsidiaries owns, or has the legal right to use, all Intellectual Property necessary for each of them to conduct its business as currently conducted. Set forth on Schedule 3.15 is a list of all Intellectual Property owned or licensed by each of the Credit Parties and their Subsidiaries, in each case as of the Closing Date. Except as disclosed in Schedule 3.15 hereto, (a) one or more of the Credit Parties has the right to use the owned Intellectual Property disclosed in Schedule 3.15 hereto in perpetuity and without payment of royalties and (b) all registrations with and applications to Governmental Authorities in respect of such Intellectual Property are valid and in full force and effect. Except in each case as could not reasonably be expected to have a Material Adverse Effect: none of the Credit Parties is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property; no claim has been asserted and is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does the Credit Parties or any of their Subsidiaries know of any such claim; and, to the knowledge of the Credit Parties or any of their Subsidiaries, the use of such Intellectual Property by the Credit Parties or any of their Subsidiaries does not infringe on the rights of any Person. The Credit Parties have recorded or deposited with and paid to the United States Copyright Office, the Register of Copyrights, the Copyrights Royalty Tribunal or other Governmental Authority, all notices, statements of account, royalty fees and other documents and instruments required under the terms and conditions of any Contractual Obligation of the Credit Parties and/or under Title 17 of the United States Code and the rules and regulations issued thereunder (collectively, the "Copyright Act"), and are not liable to any Person for copyright infringement under the Copyright Act or any other law, rule, regulation, contract or license as a result of their business operations, except, in each case, as could not reasonably be expected to have a Material Adverse Effect. Schedule 3.15 may be updated from time to time by the Borrower to include new Intellectual Property by giving written notice thereof to the Administrative Agent.

**Section 3.16    Solvency.**

After giving effect to the Transactions, the fair saleable value of the assets of the Borrower and of the Credit Parties taken as a whole, measured on a going concern basis, exceeds all probable liabilities of the Borrower and the Credit Parties taken as a whole, respectively, including those to be incurred pursuant to this Credit Agreement. After giving effect to the Transactions, the Borrower (a) does not have unreasonably small capital in relation to the business in which it is or proposes to be engaged or (b) has not incurred, or believes that it will incur after giving effect to the transactions contemplated by this Credit Agreement, debts beyond its ability to pay such debts as they become due. After giving effect to the Transactions, the Credit Parties taken as a whole (i) do not have unreasonably small capital in relation to the business in which they are or propose to be engaged or (ii) have not incurred, or believe that they will incur after giving effect to the transactions contemplated by this Credit Agreement, debts beyond their ability to pay such debts as they become due. In executing the Credit Documents and consummating the Transactions contemplated thereby, none of the Credit Parties intends to hinder, delay or defraud either present or future creditors or other Persons to which one or more of the Credit Parties is or will become indebted.

### Section 3.17     Location of Collateral.

Set forth on Schedule 3.17(a) is a list of the Properties of the Credit Parties and their Subsidiaries as of the Closing Date with street address, county and state or province where located. Set forth on Schedule 3.17(b) is a list of all locations where any tangible personal property of the Credit Parties and their Subsidiaries is located as of the Closing Date (other than de minimis personal property that is delivered to or located at facilities of vendors for use in manufacturing products for the Credit Parties and their Subsidiaries), including county and state or province where located. Set forth on Schedule 3.17(c) is the chief executive office and principal place of business of each of the Credit Parties and their Subsidiaries as of the Closing Date.

### Section 3.18     No Burdensome Restrictions.

None of the Credit Parties is a party to any agreement or instrument or subject to any other obligation or any charter or corporate restriction or any provision of any applicable law, rule or regulation which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

### Section 3.19     Brokers' Fees.

None of the Credit Parties and their Subsidiaries has any obligation to any Person in respect of any finder's, broker's, investment banking or other similar fee in connection with any of the transactions contemplated under the Credit Documents other than the closing and other fees payable pursuant to this Credit Agreement and as set forth in the Fee Letter.

### Section 3.20     Labor Matters.

There are no collective bargaining agreements or Multiemployer Plans covering the employees of the Credit Parties as of the Closing Date, other than as set forth in Schedule 3.20 hereto, and none of the Credit Parties is suffering or has suffered any strikes, walkouts, work stoppages or other material labor difficulty within the last three years, other than as set forth in Schedule 3.20 hereto.

### Section 3.21     Accuracy and Completeness of Information.

All factual information heretofore, contemporaneously or hereafter furnished by or on behalf of the Credit Parties in writing to the Administrative Agent or any Lender for purposes of or in connection with this Credit Agreement or any other Credit Document, or any transaction contemplated hereby or thereby, is or will be, when taken as a whole, true and accurate in all material respects and not incomplete by omitting to state any fact necessary to make such information, in the light of the circumstances under which they were provided, not materially misleading. There is no fact now known to any of the Credit Parties which has, or could reasonably be expected to have, a Material Adverse Effect which fact has not been set forth herein, in the financial statements of the Credit Parties furnished to the Administrative Agent and/or the Lenders, or in any certificate, opinion or other written statement made or furnished by or on behalf of the Credit Parties to the Administrative Agent and/or the Lenders.

### Section 3.22     Material Contracts.

Schedule 3.22 sets forth a complete and accurate list of all Material Contracts of the Credit Parties and their Subsidiaries in effect as of the Closing Date. Other than as set forth in Schedule 3.22, each such Material Contract (other than, to the extent permitted by the terms of Section 6.9, any Material Contract that has been cancelled or terminated or that the applicable Credit Party or Subsidiary has failed to renew or extend) is, and after giving effect to the transactions contemplated by the Credit Documents will be, in full force and effect in accordance with the terms thereof. The Credit Parties and their Subsidiaries have delivered to the Administrative Agent a true and complete copy of each Material Contract. Schedule 3.22 may be updated from time to time by the Borrower to include new Material Contracts by giving written notice thereof to the Administrative Agent.

Section 3.23     **Insurance**.

The present insurance coverage of the Credit Parties and their Subsidiaries as of the Closing Date is outlined as to carrier, policy number, expiration date, type and amount on Schedule 3.23 and such insurance coverage complies with the requirements set forth in Section 5.5(b).

Section 3.24     **Security Documents**.

The Security Documents (other than the Mortgage Instrument with respect to the owned Property located in New Jersey as of the Closing Date) create valid security interests in, and Liens on, the Collateral purported to be covered thereby, which security interests and Liens are currently (or will be, upon the execution of control agreements with respect to deposit and securities accounts and the filing or recording of appropriate financing statements, Mortgage Instruments and notices of grants of security interests in Intellectual Property, in each case in favor of the Administrative Agent on behalf of the Secured Parties) perfected security interests and Liens, prior to all other Liens other than Permitted Liens.

Section 3.25     **Regulation H**.

To the knowledge of the Credit Parties, no Mortgaged Property is a Flood Hazard Property other than the Mortgaged Property located in Bridgeport, New Jersey (for which the Credit Parties maintain flood hazard insurance in accordance with the terms of the Credit Documents).

Section 3.26     **Classification of Senior Indebtedness.**

The Credit Party Obligations constitute "Senior Indebtedness" under and as defined in any agreement governing any Subordinated Debt, including, without limitation, the High Yield Notes, and the subordination provisions set forth in each such agreement are legally valid and enforceable against the parties thereto.

Section 3.27     **Foreign Assets Control Regulations, Etc.**

Neither any Credit Party nor any of its Subsidiaries is an "enemy" or an "ally of the enemy" within the meaning of Section 2 of the Trading with the Enemy Act of the United States of America (50 U.S.C. App. §§ 1 *et seq*.), as amended. Neither any Credit Party nor any or its Subsidiaries is in violation of (a) the Trading with the Enemy Act, as amended, (b) any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto or (c) the Patriot Act (as defined in Section 9.17). None of the Credit Parties (i) is a blocked person described in section 1 of the Anti-Terrorism Order or (ii) to the best of its knowledge, engages in any dealings or transactions, or is otherwise associated, with any such blocked person.

**ARTICLE IV**

**CONDITIONS PRECEDENT**

Section 4.1     **Conditions to Closing Date.**

This Credit Agreement shall become effective upon, and the obligation of each Lender to make the initial Revolving Loans, the Second Lien Term Loan and any Swingline Loan on the Closing Date is subject to, the satisfaction of the following conditions precedent:

(a)     Execution of Credit Agreement and Credit Documents.  The Administrative Agent shall have received (i) counterparts of this Credit Agreement, executed by a duly authorized officer of each party hereto, (ii) for the account of each Lender with a Revolving Commitment that has requested a promissory note at least two (2) Business Days prior to the Closing Date, a Revolving Note and a Canadian Revolving Note, (iii) for the account of each Lender with a SLT Loan Commitment that has requested a promissory note at least two (2) Business Days prior to the Closing Date, a SLT Note, (iv) for the account of the Swingline Lender, the Swingline Note, (v) counterparts of the Security Agreement, the Canadian Security Agreement and the Pledge Agreement, in each case conforming to the requirements of this Credit Agreement and executed by duly authorized officers of the applicable Credit Parties or other Person, as applicable, and (vi) counterparts of any other Credit Document to be delivered on the Closing Date, executed by the duly authorized officers of the parties thereto.

(b)     Authority Documents.  The Administrative Agent shall have received the following:

(i)     Articles of Incorporation.  Copies of the articles of incorporation or other charter documents of each Credit Party certified to be true and complete as of a recent date by the appropriate governmental authority of the state or province of its organization or formation.

(ii)     Resolutions.  Copies of resolutions of the board of directors or other comparable governing body of each Credit Party approving and adopting the Credit Documents, the transactions contemplated therein and authorizing execution and delivery thereof, certified by an officer of such Credit Party as of the Closing Date to be true and correct and in force and effect as of such date.

(iii)     Bylaws.  A copy of the bylaws  or other operating agreement of each Credit Party certified by an officer of such Credit Party as of the Closing Date to be true and correct and in force and effect as of such date.

(iv)     Good Standing.  Copies of (i) certificates of good standing, existence or its equivalent with respect to the each Credit Party certified as of a recent date by the appropriate governmental authorities of the state or province of incorporation and each other state or province in which the failure of such Credit Party to be qualified to do business could reasonably be expected to have a Material Adverse Effect and (ii) to the extent readily available, a certificate indicating payment of all corporate and other franchise taxes certified as of a recent date by the appropriate governmental taxing authorities.

(v)     Incumbency.  An incumbency certificate of each Credit Party certified by a secretary or assistant secretary to be true and correct as of the Closing Date.

Each officer's certificate delivered pursuant to this Section 4.1(b) shall be substantially in the form of Schedule 4.1(b) hereto.

(c)     Legal Opinions of Counsel. The Administrative Agent shall have received opinions from U.S. and Canadian counsel to the Credit Parties, dated the Closing Date and addressed to the Administrative Agent and the Lenders, in form and substance reasonably acceptable to the Administrative Agent.

(d)     Personal Property Collateral.  The Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent:

(i)     searches of filings under the UCC and PPSA in the jurisdiction of the chief executive office and the jurisdiction of formation of each Credit Party and each jurisdiction where any Collateral is located or where a filing would need to be made in order to perfect the Administrative Agent's security interest in the Collateral, copies of the financing statements on

file in such jurisdictions and evidence that no Liens exist other than Permitted Liens (and Liens that are to be terminated on the Closing Date);

(ii) UCC and PPSA financing statements for each appropriate jurisdiction as is necessary, in the Administrative Agent's reasonable discretion, to perfect the Administrative Agent's security interest in the Collateral;

(iii) searches of ownership of Intellectual Property in the appropriate governmental offices;

(iv) such patent/trademark/copyright filings as reasonably requested by the Administrative Agent in order to perfect the Administrative Agent's security interest in the Intellectual Property;

(v) all stock certificates, if any, evidencing the Capital Stock pledged to the Administrative Agent pursuant to the Pledge Agreement, together with duly executed in blank undated stock powers attached thereto;

(vi) all instruments and chattel paper in the possession of any of the Credit Parties (to the extent required by the Security Documents), together with allonges or assignments as may be necessary or appropriate to perfect the Administrative Agent's security interest in the Collateral;

(vii) duly executed consents as are necessary, in the Administrative Agent's reasonable discretion, to perfect the Lenders' security interest in the Collateral;

(viii) subject to Section 5.15(b), in the case of any personal property Collateral located at premises leased by a Credit Party, such estoppel letters, consents and waivers from the landlords on such real property as may be reasonably required by the Administrative Agent and as may be obtained by the Credit Parties after using commercially reasonable efforts; and

(ix) subject to Section 5.15(c), duly executed account control agreements with respect to Collateral for which a control agreement is required for perfection of the Administrative Agent's security interest under the UCC.

(e) Real Property Collateral. The Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent and the Lenders:

(i) fully executed and notarized (or, in the case of any such Mortgaged Property in Ontario, proof of electronic registration of) Mortgage Instruments encumbering the Mortgaged Properties listed in Schedule 4.1(e);

(ii) a title report obtained by the Credit Parties in respect of the Mortgaged Properties listed in Schedule 4.1(e) located in Indianapolis, Indiana and Des Plaines, Illinois;

(iii) a Mortgage Policy with respect to the Mortgaged Properties listed in Schedule 4.1(e) located in Indianapolis, Indiana and Des Plaines, Illinois;

(iv) evidence as to (A) whether any Mortgaged Property listed in Schedule 4.1(e) (other than any Mortgaged Property located in Canada) is in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards (a "Flood Hazard Property"), (B) if any such Mortgaged Property is a Flood Hazard Property, (1) whether the community in which such Mortgaged Property is located is participating in the National Flood Insurance Program, (2) the applicable Credit Party's written acknowledgment of receipt of written notification from the Administrative Agent (x) as to the fact that such Mortgaged Property is a Flood Hazard Property and (y) as to whether the community in which each such Flood Hazard

Property is located is participating in the National Flood Insurance Program and (z) copies of insurance policies or certificates of insurance of the Credit Parties evidencing flood insurance reasonably satisfactory to the Administrative Agent and naming the Administrative Agent as sole loss payee on behalf of the Lenders, and (C) whether any Mortgaged Property listed in <u>Schedule 4.1(e)</u> located in Canada is on a flood plain designated by a conservation authority in Canada;

        (v)      surveys of the Mortgaged Properties listed in <u>Schedule 4.1(e)</u> located in Indianapolis, Indiana and Des Plaines, Illinois;

        (vi)      reasonably satisfactory phase I environmental reports with respect to the Mortgaged Properties listed in <u>Schedule 4.1(e)</u> located in Indianapolis, Indiana and Des Plaines, Illinois, together with reliance letters with respect to such reports in favor of the Lenders;

        (vii)      an opinion of counsel to the Credit Parties with respect to the Mortgage Instruments to be recorded in Indianapolis, Indiana and Des Plaines, Illinois; and

        (viii)      zoning letters from the applicable Governmental Authorities located in Indianapolis, Indiana and Des Plaines, Illinois with respect to the Mortgaged Properties in such jurisdictions.

        (f)      <u>Liability and Casualty Insurance</u>.  The Administrative Agent shall have received copies of insurance policies or certificates of insurance evidencing liability and casualty insurance (including, but not limited to, business interruption insurance) meeting the requirements set forth herein or in the Security Documents.  The Administrative Agent shall be named as loss payee on all casualty insurance policies and as additional insured on all liability insurance policies, in each case for the benefit of the Lenders.

        (g)      <u>Fees</u>.  The Administrative Agent and the Lenders shall have received all fees, if any, owing pursuant to the Fee Letter and Section 2.6.

        (h)      <u>Litigation</u>.  There shall not exist any material pending or (to the knowledge of the Credit Parties) threatened litigation, investigation, bankruptcy, insolvency, injunction, order or claim against any Credit Party or any of its Subsidiaries, or affecting or relating to this Credit Agreement and the other Credit Documents, that has not been settled, dismissed, vacated, discharged or terminated prior to the Closing Date.

        (i)      <u>Solvency Certificate</u>.  The Administrative Agent shall have received an officer's certificate prepared by the chief financial officer of the Borrower as to the financial condition, solvency and related matters of the Credit Parties and their Subsidiaries, after giving effect to the initial borrowings under the Credit Documents, in substantially the form of <u>Schedule 4.1(i)</u> hereto.

        (j)      <u>Account Designation Letter</u>.  The Administrative Agent shall have received the executed Account Designation Letter in the form of <u>Schedule 1.1(a)</u> hereto.

        (k)      <u>Organizational Structure</u>.  The corporate and capital and ownership structure of the Credit Parties shall be as described in <u>Schedule 3.12</u>.

        (l)      <u>Government Consent</u>.  The Administrative Agent shall have received evidence that all governmental, shareholder and material third party consents and approvals necessary in connection with the financings and other transactions contemplated hereby have been obtained and all applicable waiting periods have expired without any action being taken by any authority that could restrain, prevent or impose any material adverse conditions on such transactions or that could seek or threaten any of the foregoing.

        (m)      <u>Compliance with Laws</u>.  The financings and other transactions contemplated hereby shall be in compliance with all applicable laws and regulations (including all applicable securities and banking laws, rules and regulations).

(n)     Bankruptcy.  There shall be no bankruptcy or insolvency proceedings with respect to Credit Parties or any of their Subsidiaries.

(o)     Existing Indebtedness of the Credit Parties.  All of the existing Indebtedness for borrowed money of the Credit Parties (other than Indebtedness permitted to exist pursuant to Section 6.1) shall be repaid in full and all security interests related thereto shall be terminated on the Closing Date.

(p)     Financial Statements.  The Administrative Agent and the Lenders shall have received copies of the financial statements referred to in Section 3.1 hereof, each in form and substance satisfactory to it.

(q)     No Material Adverse Change.  Since November 30, 2003, there has been no material adverse change in the business, properties, prospects, operations or condition (financial or otherwise) of the Borrower or any of its Subsidiaries.

(r)     Financial Condition Certificate.  The Administrative Agent shall have received a certificate or certificates executed by a Responsible Officer of the Borrower as of the Closing Date stating that (i) no action, suit, investigation or proceeding is pending, ongoing or, to the knowledge of any Credit Party, threatened in any court or before any other Governmental Authority that purports to affect any Credit Party or any other transaction contemplated by the Credit Documents, which action, suit, investigation or proceeding could be reasonably expected to have a Material Adverse Effect and (ii) immediately after giving effect to this Credit Agreement, the other Credit Documents,  and all the transactions contemplated therein to occur on such date, (A) no Default or Event of Default exists, (B) all representations and warranties contained herein and in the other Credit Documents (1) that contain a materiality qualification are true and correct and (2) that do not contain a materiality qualification are true and correct in all material respects, and (C) the Credit Parties are in pro forma compliance with each of the initial financial covenant requirements set forth in Section 5.9 (as demonstrated through detailed calculations of such financial covenants on an exhibit to such certificate) as of the last day of the month immediately preceding the Closing Date.

(s)     Leverage Ratio. The Administrative Agent shall have received evidence that the Leverage Ratio of the Credit Parties and their Subsidiaries is not greater than 4.50 to 1.0, calculated on a pro forma basis giving effect to the initial Extensions of Credit and the transactions to occur on the Closing Date, as of the most recently ended twelve month period as of the last day of the month immediately preceding the Closing Date.

(t)     Consolidated EBITDA.   The Administrative Agent shall have received evidence reasonably satisfactory thereto provided by the Borrower that Consolidated EBITDA is not less than $46,000,000, calculated on a pro forma basis giving effect to the initial Extensions of Credit and the transactions to occur on the Closing Date, for the twelve month period ending as of the last day of the month immediately preceding the Closing Date.

(u)     Patriot Act Certificate.  The Administrative Agent shall have received, at least five (5) Business Days prior to the Closing Date, a certificate reasonably satisfactory thereto, for benefit of itself and the Lenders, provided by the Borrower that sets forth information required by the Patriot Act (as defined in Section 9.17) including, without limitation, the identity of the Credit Parties, the name and address of the Credit Parties and other information that will allow the Administrative Agent or any Lender, as applicable, to identify the Credit Parties in accordance with the Patriot Act.

(v)     Credit Rating.  The Borrower shall have obtained a senior secured credit rating from each of Moody's and S&P.

(w)     Solvency Letter.  The Administrative Agent shall have received a solvency letter, in form and substance and from an independent valuation firm reasonably satisfactory to the Administrative Agent, together with such other evidence, confirming the solvency of the Borrower and its Subsidiaries on a Consolidated basis after giving effect to the initial borrowings under the Credit Documents, the funding of the First Lien Term Loan, the payment of the Borrower Dividend and the other transactions contemplated hereby.

(x)  Additional Matters.  All other documents and legal matters in connection with the transactions contemplated by this Credit Agreement shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel.

**Section 4.2  Conditions to All Extensions of Credit.**

The obligation of each Lender to make any Extension of Credit hereunder is subject to the satisfaction of the following conditions precedent on the date of making such Extension of Credit:

(a)  Representations and Warranties.  The representations and warranties made by the Credit Parties herein, in the Security Documents or which are contained in any certificate furnished at any time under or in connection herewith (i) that contain a materiality qualification shall be true and correct on and as of the date of such Extension of Credit as if made on and as of such date (except for those which expressly relate to an earlier date) and (ii) that do not contain a materiality qualification shall be true and correct in all material respects on and as of the date of such Extension of Credit as if made on and as of such date (except for those which expressly relate to an earlier date).

(b)  No Default or Event of Default.  No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Extension of Credit to be made on such date unless such Default or Event of Default shall have been waived in accordance with this Credit Agreement.

(c)  Compliance with Commitments.  Immediately after giving effect to the making of any such Extension of Credit (and the application of the proceeds thereof), (i) the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not exceed the Revolving Committed Amount then in effect, (ii) the LOC Obligations shall not exceed the LOC Committed Amount and (iii) the Swingline Loans shall not exceed the Swingline Committed Amount.

(d)  Additional Conditions to Revolving Loans.  If such Loan is made pursuant to Section 2.1, all conditions set forth in such Section shall have been satisfied.

(e)  Additional Conditions to the First Lien Term Loan.  If such Loan is made pursuant to Section 2.2, all conditions set forth in such Section and of Section 4.3 shall have been satisfied.

(f)  Additional Conditions to Letters of Credit.  If such Extension of Credit is made pursuant to Section 2.4, all conditions set forth in such Section shall have been satisfied.

(g)  Additional Conditions to Revolving Loans Made to Fund Permitted Acquisitions.  If a Revolving Loan is requested to fund a Permitted Acquisition, in addition to the conditions set forth in Section 2.1, the Borrower shall deliver to the Administrative Agent a compliance certificate attaching pro forma financial information with respect to the Credit Parties and their Subsidiaries (after giving effect to the Permitted Acquisition and the making of the related Revolving Loan), which compliance certificate shall be in form and substance reasonably satisfactory to the Administrative Agent.

Each request for an Extension of Credit and each acceptance by the Borrower or the Canadian Borrower of any such Extension of Credit shall be deemed to constitute a representation and warranty by the Borrower and the Canadian Borrower as of the date of such Extension of Credit that the applicable conditions in paragraphs (a) through (g) of this Section have been satisfied.

**Section 4.3  Conditions to Funding of First Lien Term Loan.**

The obligation of each FLT Loan Lender to make its FLT Loan Commitment Percentage of the FLT Loan Committed Amount available to the Borrower is subject to the satisfaction of the following conditions precedent:

(a)     <u>Financial Condition Certificate</u>.  The Administrative Agent shall have received a certificate or certificates executed by a Responsible Officer of the Borrower as of the FLT Loan Funding Date stating that (i) no Default or Event of Default exists and (ii) all representations and warranties contained herein and in the other Credit Documents (A) that contain a materiality qualification shall be true and correct on and as of the FLT Loan Funding Date as if made on and as of such date (except for those which expressly relate to an earlier date) and (B) that do not contain a materiality qualification shall be true and correct in all material respects on and as of the FLT Loan Funding Date Credit as if made on and as of such date (except for those which expressly relate to an earlier date).

(b)     <u>Leverage Ratio</u>. The Administrative Agent shall have received evidence that the Leverage Ratio of the Credit Parties and their Subsidiaries is not greater than 4.50 to 1.0, calculated for the twelve month period ending as of May 31, 2004, giving pro forma effect to the funding of the First Lien Term Loan, redemption of the High Yield Notes and the payment of the Borrower Dividend.

(c)     <u>Notice of Borrowing</u>.  The Administrative Agent shall have received a Notice of Borrowing requesting that the First Lien Term Loan be funded at least three (3) Business Days prior to the proposed FLT Loan Funding Date.

(d)     <u>Ticking Fee</u>.  The Administrative Agent shall have received the Ticking Fee owing pursuant to the Fee Letter and Section 2.6.

(e)     <u>FLT Notes</u>.  The Administrative Agent shall have received for the account of each Lender with a FLT Loan Commitment that has requested a promissory note at least two (2) Business Days prior to the FLT Loan Funding Date, a FLT Note.


# ARTICLE V

## AFFIRMATIVE COVENANTS

Each Credit Party hereby covenants and agrees that on the Closing Date, and thereafter for so long as this Credit Agreement is in effect and until the Commitments have terminated, no Note remains outstanding and unpaid and the Credit Party Obligations, together with interest, Commitment Fees and all other amounts owing to the Agent or any Lender hereunder (other than inchoate indemnity obligations), are paid in full, such Credit Party shall, and shall cause each of its Subsidiaries, to:

**Section 5.1     Financial Statements.**

Furnish to the Administrative Agent and each of the Lenders:

(a)     <u>Annual Financial Statements</u>.  As soon as available, but in any event within ninety (90) days after the end of each fiscal year of the Borrower, a copy of the Consolidated  and consolidating balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such fiscal year and the related Consolidated and consolidating statements of income and retained earnings and of cash flows of the Borrower and its consolidated Subsidiaries for such year, audited (with respect to such Consolidated balance sheet and statements only) by PricewaterhouseCoopers LLP or another firm of independent certified public accountants reasonably acceptable to the Administrative Agent, setting forth in each case in comparative form the figures for the preceding fiscal year, reported on without a "going concern" or like qualification or exception, or qualification indicating that the scope of the audit was inadequate to permit such independent certified public accountants to certify such financial statements without such qualification; and

(b)     <u>Quarterly Financial Statements</u>.  As soon as available and in any event within forty-five (45) days after the end of each of the first three fiscal quarters of the Borrower, a company-prepared Consolidated and consolidating balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such period and related company-prepared Consolidated and consolidating statements of income and retained earnings and of cash flows for the Borrower and its consolidated Subsidiaries for such quarterly period and for the portion of the fiscal year ending with such period, in each case setting forth in comparative form the figures for the corresponding period or periods of the preceding fiscal year (subject to normal recurring year-end audit adjustments); and

(c)     Annual Financial Plans.  As soon as practicable and in any event within forty-five (45) days after the end of each fiscal year, a Consolidated and consolidating budget and cash flow projections prepared on a quarterly basis of the Borrower and its Subsidiaries for such fiscal year, in form and detail reasonably acceptable to the Administrative Agent, such budget to be prepared by the Borrower in a manner consistent with GAAP and to include an operating and capital budget.  Such budget shall be accompanied by a certificate of the chief financial officer of the Borrower to the effect that the budget and other financial data are based on reasonable estimates and assumptions, all of which are fair in light of the conditions which existed at the time the budget was made, have been prepared on the basis of the assumptions stated therein, and reflect, as of the time so furnished, the reasonable estimate of the Borrower and its Subsidiaries of the budgeted results of the operations and other information budgeted therein (it being understood that the projections contained in such budget and other financial data are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and its Subsidiaries and that no assurance is given by the Borrower and its Subsidiaries that such projections will be realized);

all such financial statements to fairly present in all material respects the financial condition and results from operations of the entities and for the periods specified and to be prepared in reasonable detail and in accordance with GAAP (subject, in the case of interim statements, to normal recurring year-end audit adjustments and the absence of footnotes) applied consistently throughout the periods reflected therein.

Reports and documents (but not certificates) required to be delivered pursuant to Sections 5.1 and 5.2 may be delivered electronically.

**Section 5.2     Certificates; Other Information.**

Furnish to the Administrative Agent and each of the Lenders:

(a)     concurrently with the delivery of the financial statements referred to in Section 5.1(a) above, a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default, except as specified in such certificate;

(b)     concurrently with the delivery of the financial statements referred to in Sections 5.1(a) and 5.1(b) above, a certificate of a Responsible Officer substantially in the form of Schedule 5.2(b) (i) stating that (A) such financial statements present fairly the financial position of the Borrower and its consolidated Subsidiaries for the periods indicated in conformity with GAAP applied on a consistent basis, (B) each of the Credit Parties during such period observed or performed in all material respects all of its covenants and other agreements, and satisfied in all material respects every condition, contained in this Credit Agreement to be observed, performed or satisfied by it, and (C) such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate, and (ii) providing calculations in reasonable detail required to indicate compliance with Section 5.9 as of the last day of such period;

(c)     within thirty (30) days after the same are sent, copies of all financial statements and reports (other than those otherwise provided pursuant to Section 5.1 and those which are of a promotional nature) and other financial information which the Borrower sends to its shareholders;

(d)     within ninety-five (95) days after the end of each fiscal year of the Borrower, a certificate containing information regarding (i) the calculation of Excess Cash Flow and (ii) the amount of all Asset Dispositions (in excess of $500,000 in the aggregate) that were made during the prior fiscal year and amounts received in connection with Recovery Events (in excess of $500,000 in the aggregate) during the prior fiscal year;

(e)     promptly upon receipt thereof, a copy or summary of any other report, or "management letter" submitted or presented by independent accountants to the Borrower or any of its Subsidiaries in connection with any annual, interim or special audit of the books of such Person; and

(f)     promptly, such additional financial and other information as the Administrative Agent may from time to time reasonably request.

**Section 5.3     Payment of Taxes and Other Obligations.**

Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, in accordance with industry practice (subject, where applicable, to specified grace periods) all its income taxes and other material taxes (Federal, state, local and any other taxes) and other material obligations and liabilities of whatever nature and any additional costs that are imposed as a result of any failure to so pay, discharge or otherwise satisfy such taxes, obligations and liabilities, except when the amount or validity of any such taxes, obligations and liabilities is currently being contested in good faith by appropriate proceedings and reserves, if applicable, in conformity with GAAP with respect thereto have been provided on the books of the Credit Parties (or, in the case of Foreign Subsidiaries with significant operations outside the United States of America, generally accepted accounting principles in effect from time to time in their respective jurisdictions of incorporation).

**Section 5.4     Conduct of Business and Maintenance of Existence.**

Continue to engage in business of the same general type as now conducted by it on the Closing Date, except as permitted under Section 6.5, and preserve, renew and keep in full force and effect its existence and good standing; take all reasonable action to maintain all material rights, material privileges and material franchises necessary or desirable in the normal conduct of its business and to maintain its goodwill; comply with all Contractual Obligations and Requirements of Law applicable to it except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

**Section 5.5     Maintenance of Property; Insurance.**

(a)     Keep all material property useful and necessary in its business in good working order and condition (ordinary wear and tear and obsolescence excepted).

(b)     Maintain with financially sound and reputable insurance companies insurance on all its property (including without limitation its tangible Collateral) in at least such amounts and against at least such risks as are usually insured against in the same geographical area by companies engaged in the same or a similar business (including, without limitation, business interruption insurance); and furnish to the Administrative Agent, upon written request, full information as to the insurance carried. The Administrative Agent shall be named as loss payee or mortgagee, as its interest may appear, and the Administrative Agent shall be named as an additional insured with respect to any such insurance providing coverage in respect of any Collateral, and each provider of any such insurance shall agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Administrative Agent, that it will give the Administrative Agent thirty (30) days prior written notice before any such policy or policies shall be altered or canceled, and that no act or default of any Credit Party or any other Person shall affect the rights of the Administrative Agent or the Lenders under such policy or policies.

(c)     In case of any material loss, damage to or destruction of the Collateral of any Credit Party or any part thereof, such Credit Party shall promptly give written notice thereof to the Administrative Agent generally describing the nature and extent of such damage or destruction. In case of any loss, damage to or destruction of the Collateral of any Credit Party or any part thereof, such Credit Party, whether or not the insurance proceeds, if any, received on account of such damage or destruction shall be sufficient for that purpose, at such Credit Party's cost and expense, will promptly repair or replace the Collateral of such Credit Party so lost, damaged or destroyed unless such Credit Party shall have reasonably determined that such repair or replacement of the affected Collateral is not economically feasible or is not deemed in the best business interest of such Credit Party.

**Section 5.6     Inspection of Property; Books and Records; Discussions.**

Keep proper books of records and account in which full, true and correct entries in conformity with GAAP (or, in the case of Foreign Subsidiaries with significant operations outside the United States of America, generally accepted accounting principles in effect from time to time in their respective jurisdictions of incorporation) and all Requirements of Law shall be made of all dealings and transactions in relation to its businesses and activities; and permit at any time (but no more than once during any fiscal year of the Borrower), during regular business hours and upon reasonable notice by the Administrative Agent, the Administrative Agent and/or any representative or designee of the Administrative Agent to visit and inspect any of its properties, to examine and make abstracts from any of its books and records, and to discuss the business, operations, properties and financial and other condition of the Credit Parties with officers and employees of the Credit Parties; provided that (a) the Administrative Agent shall not be required to provide prior notice of any such visit/inspection following the occurrence and during the continuance of an Event of Default and (b) any visit/inspection made by the Administrative Agent and/or any representative or designee of the Administrative Agent following the occurrence and during the continuance of a Default or an Event of Default shall not count towards the limit on the number of visits/inspections in any fiscal year. Notwithstanding anything to the contrary in this Section 5.6, none of the Borrower or any of its Subsidiaries will be required to disclose, permit the inspection, examination or making of extracts, or discussion of, any document, information or other matter (i) the disclosure of which to the Administrative Agent (or its designated representative) is then prohibited by law or any agreement binding on the Borrower or any of its Subsidiaries or (ii) that is subject to attorney-client or similar privilege or constitutes attorney work product.

**Section 5.7     Notices.**

(a)     Promptly after any Responsible Officer of any Credit Party obtains actual knowledge thereof, give written notice to the Administrative Agent (which shall transmit such notice to each Lender as soon as practicable) of the occurrence of any Default or Event of Default.

(b)     Promptly (but in no event later than two (2) Business Days after any Responsible Officer of any Credit Party obtains actual knowledge thereof) give written notice of the following to the Administrative Agent (which shall transmit such notice to each Lender as soon as practicable):

(i)     any litigation, or any investigation or proceeding affecting any of the Credit Parties which could reasonably be expected to have a Material Adverse Effect;

(ii)     (A) the occurrence or expected occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC (other than a Permitted Lien) or a Plan or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (B) the institution of proceedings or the taking of any other action by the PBGC or any Credit Party or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the terminating, Reorganization or Insolvency of, any Plan;

(iii)     any notice of any violation received by any Credit Party from any Governmental Authority (including, without limitation, any notice of violation of Environmental Laws) in which the amount involved is at least $2,500,000;

(iv)     any labor controversy that has resulted in, or threatens to result in, a strike or other work action against any Credit Party which could reasonably be expected to have a Material Adverse Effect;

(v)     any attachment, judgment, lien, levy or order exceeding $2,500,000 that may be assessed against or threatened against any Credit Party other than Permitted Liens; and

(vi) any other development or event which could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Borrower proposes to take with respect thereto. In the case of any notice of a Default or Event of Default, the Borrower shall specify that such notice is a Default or Event of Default notice on the face thereof.

**Section 5.8    Environmental Laws.**

(a)    Except as could not reasonably be expected to have a Material Adverse Effect:

(i)    comply with all applicable Environmental Laws and obtain and comply with and maintain any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws; and

(ii)    conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply with all final lawful and enforceable orders and directives of all Governmental Authorities regarding Environmental Laws.

(b)    Defend, indemnify and hold harmless the Administrative Agent and the Lenders, and their respective employees, agents, officers and directors, from and against any and all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Credit Parties or the Properties prior to or during the term of this Credit Agreement, or any orders, requirements or demands of Governmental Authorities related thereto, including, without limitation, reasonable attorney's and consultant's fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct of the party seeking indemnification therefor. The agreements in this paragraph shall survive repayment of the Notes and all other amounts payable hereunder.

**Section 5.9    Financial Covenants.**

Commencing on the day immediately following the Closing Date, each of the Credit Parties shall, and shall cause each of its Subsidiaries to, comply with the following financial covenants:

(a)    Leverage Ratio.  The Borrower shall not permit the Leverage Ratio, as of the last day of any fiscal quarter of the Borrower set forth below, to be greater than the ratio set forth opposite such fiscal quarter below:

| Period | Maximum Ratio |
| --- | --- |
| August 31, 2004 | 5.00 to 1.0 |
| November 30, 2004 | 5.00 to 1.0 |
| February 28, 2005 | 5.00 to 1.0 |
| May 31, 2005 | 4.75 to 1.0 |
| August 31, 2005 | 4.75 to 1.0 |
| November 30, 2005 | 4.75 to 1.0 |
| February 28, 2006 | 4.25 to 1.0 |
| May 31, 2006 | 4.25 to 1.0 |
| August 31, 2006 | 4.25 to 1.0 |
| November 30, 2006 | 4.25 to 1.0 |
| February 28, 2007 | 4.25 to 1.0 |
| May 31, 2007 | 4.25 to 1.0 |

| | |
|---|---|
| August 31, 2007 | 4.25 to 1.0 |
| November 30, 2007 | 3.50 to 1.0 |
| February 28, 2008 | 3.50 to 1.0 |
| May 31, 2008 | 3.50 to 1.0 |
| August 31, 2008 | 3.50 to 1.0 |
| November 30, 2008 | 3.25 to 1.0 |
| February 28, 2009 | 3.25 to 1.0 |
| May 31, 2009 | 3.25 to 1.0 |
| August 31, 2009 | 3.25 to 1.0 |
| November 30, 2009 and each fiscal quarter ending thereafter | 3.00 to 1.0 |

(b)     Fixed Charge Coverage Ratio.    The Borrower shall not permit the Fixed Charge Coverage Ratio, as of the last day of any fiscal quarter of the Borrower set forth below, to be less than the ratio set forth opposite such fiscal quarter below:

| Period | Minimum Ratio |
|---|---|
| August 31, 2004 | 1.40 to 1.0 |
| November 30, 2004 | 1.40 to 1.0 |
| February 28, 2005 | 1.40 to 1.0 |
| May 31, 2005 | 1.40 to 1.0 |
| August 31, 2005 | 1.40 to 1.0 |
| November 30, 2005 | 1.40 to 1.0 |
| February 28, 2006 | 1.40 to 1.0 |
| May 31, 2006 | 1.40 to 1.0 |
| August 31, 2006 | 1.45 to 1.0 |
| November 30, 2006 | 1.45 to 1.0 |
| February 28, 2007 | 1.45 to 1.0 |
| May 31, 2007 | 1.45 to 1.0 |
| August 31, 2007 | 1.45 to 1.0 |
| November 30, 2007 and each fiscal quarter ending thereafter | 1.50 to 1.0 |

(c)     Consolidated Capital Expenditures.    Consolidated Capital Expenditures made during any fiscal year of the Borrower shall be less than or equal to the greater of (i):

| Fiscal Year Ending | Maximum Consolidated Capital Expenditures |
|---|---|
| November 30, 2004 | $7,000,000 |
| November 30, 2005 | $8,000,000 |
| November 30, 2006 | $9,000,000 |
| November 30, 2007 and each fiscal year ending thereafter | $10,000,000 |

plus 100% of the unused amount available for Consolidated Capital Expenditures under this Section 5.9(c) for the immediately preceding fiscal year (excluding any carry forward available from any prior fiscal year); provided, that with respect to any fiscal year, capital expenditures made during any such fiscal year shall be deemed to be made first with respect to the applicable limitation for such year and then with respect to any carry forward amount to the extent applicable, and (ii) if the Leverage Ratio was less than or equal to 3.5 to 1.0 as of the end of the immediately preceding fiscal year, 20% of Consolidated EBITDA for the current fiscal year of the Borrower.

**Section 5.10        Additional Guarantors.**

(a)        The US Credit Parties will cause each of their Domestic Subsidiaries, whether newly formed, after acquired or otherwise existing and any other Subsidiary that guarantees the High Yield Notes, to promptly (and in any event within thirty (30) days after such Domestic Subsidiary is formed or acquired (or such longer period of time as agreed to by the Administrative Agent in its reasonable discretion)) become a Guarantor hereunder by way of execution of a Joinder Agreement.  In connection therewith, the US Credit Parties shall give notice to the Administrative Agent not less than ten (10) days (or such shorter period of time as agreed to by the Administrative Agent in its reasonable discretion) prior to creating a Domestic Subsidiary, or acquiring the Capital Stock of any other Person.  The Credit Party Obligations shall be secured by, among other things, a first priority perfected security interest in the US Collateral of such new Guarantor and a pledge of 100% of the Capital Stock of such new Guarantor and its Domestic Subsidiaries and 65% of the voting Capital Stock and 100% of the non-voting Capital Stock of its first-tier Foreign Subsidiaries.  In connection with the foregoing, the US Credit Parties shall deliver to the Administrative Agent, with respect to each new Guarantor to the extent applicable, substantially the same documentation required pursuant to Sections 4.1(b)-(f) and 5.12 and such other documents or agreements as the Administrative Agent may reasonably request.

(b)        The Canadian Borrower will cause each of its Subsidiaries, whether newly formed, after acquired or otherwise existing to promptly (and in any event within thirty (30) days after such Subsidiary is formed or acquired (or such longer period of time as agreed to by the Administrative Agent in its reasonable discretion)) become a Canadian Subsidiary and a guarantor of the Canadian Obligations hereunder by way of execution of a Joinder Agreement.  In connection therewith, the Canadian Borrower shall give notice to the Administrative Agent not less than ten (10) days (or such shorter period of time as agreed to by the Administrative Agent in its reasonable discretion) prior to creating a Subsidiary, or acquiring the Capital Stock of any other Person.  The Canadian Obligations shall be secured by, among other things, a first priority perfected security interest in the Canadian Collateral of such new Canadian Subsidiary to the extent required under Section 5.12 and a pledge of 100% of the Capital Stock of such new Canadian Subsidiary and its Subsidiaries.  In connection with the foregoing, the Canadian Borrower shall deliver to the Administrative Agent, with respect to each new Canadian Subsidiary to the extent applicable, substantially the same documentation required pursuant to Sections 4.1(b)-(f) and 5.12 and such other documents or agreements as the Administrative Agent may reasonably request.

**Section 5.11        Compliance with Law.**

Each Credit Party will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations and orders, and all applicable restrictions imposed by all Governmental Authorities, applicable to it and its property if noncompliance with any such law, rule, regulation, order or restriction could reasonably be expected to have a Material Adverse Effect.

**Section 5.12        Pledged Assets.**

(a)        Each US Credit Party will, and will cause each of its Subsidiaries to, cause 100% of the Capital Stock in each of its direct or indirect Domestic Subsidiaries and 65% of the Capital Stock in each of its Foreign Subsidiaries to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent pursuant to the terms and conditions of the Security Documents or such other security documents as the Administrative Agent shall reasonably request.

(b)        If, subsequent to the Closing Date, a US Credit Party shall acquire any real property or any securities, instruments, chattel paper or other personal property required for perfection to be delivered to the Administrative Agent as US Collateral hereunder or under any of the Security Documents, the Borrower shall promptly (and in any event within five (5) Business Days) after any Responsible Officer of a US Credit Party acquires knowledge of same notify the Administrative Agent of same.  Each US Credit Party shall, and shall cause each of its Subsidiaries to, take such action at its own expense as requested by the Administrative Agent (including, without limitation, any of the actions described in Section 4.1(d) or (e) hereof) to ensure that the Administrative Agent has a first priority perfected Lien to secure the Credit

Party Obligations in (i) all personal property of the US Credit Parties located in the United States to the extent required by the Security Documents, (ii) to the extent deemed to be material by the Administrative Agent or the Required Lenders in its or their sole reasonable discretion, all other personal property of the US Credit Parties and (iii) all owned real property of the US Credit Parties acquired subsequent to the Closing Date, located in the United States and with a fair market value in excess of $2,000,000, subject in each case only to Permitted Liens.  If any US Credit Party leases real property located in the United States or Canada subsequent to the Closing Date that is used for manufacturing or assembly and that is subject to a real property lease or similar rental agreement requiring rental payments for any single calendar year in excess of $750,000, the Administrative Agent may require  such US Credit Party to use commercially reasonable efforts to obtain the necessary landlord consent which would allow such US Credit Party to execute a leasehold Mortgage Instrument with respect to its leasehold interest in such property for the benefit of the Administrative Agent and such US Credit Party shall use commercially reasonable efforts to take such other actions at its own expense as reasonably requested by the Administrative Agent (including, without limitation, any of the actions described in Section 4.1(e)) to ensure that the Administrative Agent has a first priority perfected Lien to secure the Credit Party Obligations in such leasehold interest.  Each US Credit Party shall, and shall cause each of its Subsidiaries to, adhere to the covenants regarding the location of personal property as set forth in the Security Documents.

(c)    The Canadian Borrower will, and will cause each of its Subsidiaries to, cause 100% of the Capital Stock in each of its Subsidiaries to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent to secure the Canadian Obligations pursuant to the terms and conditions of the Security Documents or such other security documents as the Administrative Agent shall reasonably request.

(d)    If, subsequent to the Closing Date, the Canadian Borrower or any Canadian Subsidiary shall acquire any real property or any securities, instruments, chattel paper or other personal property required for perfection to be delivered to the Administrative Agent as Canadian Collateral hereunder or under any of the Security Documents, the Canadian Borrower shall promptly (and in any event within five (5) Business Days) after any Responsible Officer of the Canadian Borrower acquires knowledge of same notify the Administrative Agent of same.  The Canadian Borrower shall, and shall cause each of its Subsidiaries to, take such action at its own expense as requested by the Administrative Agent (including, without limitation, any of the actions described in Section 4.1(d) or (e) hereof) to ensure that the Administrative Agent has a first priority perfected Lien to secure the Canadian Obligations in (i) all personal property of the Canadian Borrower or such Subsidiary located in Canada to the extent required by the Security Documents, and (ii) to the extent deemed to be material by the Administrative Agent or the Required Lenders in its or their sole reasonable discretion, all other personal property of the Canadian Borrower or such Subsidiary, and (iii) all owned real property of the Canadian Borrower acquired subsequent to the Closing Date and with a fair market value of $2,000,000, subject in each case only to Permitted Liens.  If any of the Canadian Borrower or any of its Subsidiaries leases real property located in United States or Canada subsequent to the Closing Date that is used for manufacturing or assembly and that is subject to a real property lease or similar rental agreement requiring rental payments for any single calendar year in excess of $750,000, the Administrative Agent may require the Canadian Borrower or such Subsidiary to use commercially reasonable efforts to obtain the necessary landlord consent which would allow the Canadian Borrower or such Subsidiary to execute a leasehold Mortgage Instrument with respect to its leasehold interest in such property for the benefit of the Administrative Agent and the Canadian Borrower or such Subsidiary shall use commercially reasonable efforts to take such other actions at its own expense as reasonably requested by the Administrative Agent (including, without limitation, any of the actions described in Section 4.1(e)) to ensure that the Administrative Agent has a first priority perfected Lien to secure the Canadian Obligations in such leasehold interest.  The Canadian Borrower shall, and shall cause each of its Subsidiaries to, adhere to the covenants regarding the location of personal property as set forth in the Security Documents.

**Section 5.13    Hedging Agreements.**

Within 120 days following the Closing Date, the Borrower shall cause at least 50% of the initial aggregate First Lien Term Loan and Second Lien Term Loan to be hedged for a period of at least 2 years pursuant to Hedging Agreements with a counterparty and on terms acceptable to the Administrative Agent.

**Section 5.14    Covenants Regarding Patents, Trademarks and Copyrights.**

(a)      The Borrower shall notify the Administrative Agent promptly if it knows that any application, letters patent or registration relating to any Patent, Patent License, Trademark or Trademark License of the Credit Parties or any of their Subsidiaries material to the business of such Credit Party or such Subsidiary may become abandoned, or of any adverse determination or development (including, without limitation, the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office or any court) regarding the Borrower's or any of its Subsidiary's ownership of any Patent or Trademark material to the business of such Credit Party or such Subsidiary, its right to patent or register the same, or to enforce, keep and maintain the same, or its rights under any Patent License or Trademark License material to the business of such Credit Party or such Subsidiary.

(b)      The Borrower shall notify the Administrative Agent promptly after it knows of any adverse determination or development (including, without limitation, the institution of, or any such determination or development in, any proceeding in any court) regarding any Copyright or Copyright License of the Credit Parties or any of their Subsidiaries material to the business of such Credit Party or such Subsidiary, whether (i) such Copyright or Copyright License may become invalid or unenforceable prior to its expiration or termination, or (ii) the Borrower's or any of its Subsidiary's ownership of such Copyright, its right to register the same or to enforce, keep and maintain the same, or its rights under such Copyright License, may become affected.

(c)      (i)      The Borrower shall promptly notify the Administrative Agent of any filing by any Credit Party or any of its Subsidiaries, either itself or through any agent, employee, licensee or designee (but in no event later than the day on which the next delivery of quarterly or annual financial statements of the Borrower is required pursuant to Section 5.1 hereof), of any application for registration of any Intellectual Property with the United States Copyright Office or United States Patent and Trademark Office or any similar office or agency in any other country or any political subdivision thereof.

(ii)      Concurrently, with the delivery of quarterly and annual financial statements of the Borrower pursuant to Section 5.1 hereof, the Borrower shall provide the Administrative Agent and its counsel a complete and correct list of all Intellectual Property owned by or licensed to the Credit Parties or any of their Subsidiaries that have not been set forth as annexes of such documents and instruments showing all filings and recordings for the protection of the security interest of the Administration Agent therein pursuant to the agreements of the United States Patent and Trademark Office or the United States Copyright Office.

(iii)      Upon request of the Administrative Agent, the Borrower shall execute and deliver any and all agreements, instruments, documents, and papers as the Administrative Agent may reasonably request to evidence the Administrative Agent's security interest in the Intellectual Property and the general intangibles referred to in clauses (i) and (ii), including, without limitation, the goodwill of the Borrower or its Subsidiaries, relating thereto or represented thereby (or such other Intellectual Property or the general intangibles relating thereto or represented thereby as the Administrative Agent may reasonably request).

(d)      The Credit Parties and their Subsidiaries will take all necessary actions, including, without limitation, in any proceeding before the United States Patent and Trademark Office or the United States Copyright Office, to maintain each item of Intellectual Property of the Borrower and its Subsidiaries material to their business, including, without limitation, payment of maintenance fees, filing of applications for renewal, affidavits of use, affidavits of incontestability and opposition, interference and cancellation proceedings.

(e)     In the event that any Credit Party becomes aware that any Intellectual Property material to its businesses infringed, misappropriated or diluted by a third party in any material respect, the Borrower shall notify the Administrative Agent promptly after it learns thereof and shall, unless the Borrower or the relevant Subsidiary, as the case may be, shall reasonably determine that such Intellectual Property is not material to the business of the Credit Parties and their Subsidiaries taken as a whole or it is not otherwise prudent to do so, promptly sue for infringement, misappropriation or dilution and to recover any and all damages for such infringement, misappropriation or dilution, and take such other actions as the Borrower or such Subsidiary, as the case may be, shall reasonably deem appropriate under the circumstances to protect such Intellectual Property.

**Section 5.15     Further Assurances.**

(a)     Upon the request of the Administrative Agent, promptly perform or cause to be performed any and all acts and execute or cause to be executed any and all documents for filing under the provisions of the UCC, the PPSA or any other Requirement of Law which are necessary or advisable to maintain in favor of the Administrative Agent, for the benefit of the Secured Parties, Liens on the Collateral that are duly perfected in accordance with the requirements of, or the obligations of the Credit Parties under, the Credit Documents and all applicable Requirements of Law.

(b)     Within sixty (60) after the Closing Date (or such extended period of time as agreed to by the Administrative Agent in its reasonable discretion), the Credit Parties shall have delivered to the Administrative Agent any landlord estoppel letter, consent or waiver required to be delivered pursuant to Section 4.1(d)(viii) and not delivered on or prior to the Closing Date, to the extent such landlord estoppel letter, consent or waiver may be obtained by the Credit Parties after using commercially reasonable efforts.

(c)     Within sixty (60) after the Closing Date (or such extended period of time as agreed to by the Administrative Agent in its reasonable discretion), the Credit Parties shall have delivered to the Administrative Agent any account control agreement required to be delivered pursuant to Section 4.1(d)(ix) and not delivered on or prior to the Closing Date, to the extent such account control agreement may be obtained by the Credit Parties after using commercially reasonable efforts; _provided_ that, if any account control agreement is not obtained by the Credit Parties, the Credit Parties will take such action with respect to the applicable account as the Administrative Agent may reasonably request.


**ARTICLE VI**

**NEGATIVE COVENANTS**


Each Credit Party hereby covenants and agrees that on the Closing Date, and thereafter for so long as this Credit Agreement is in effect and until the Commitments have terminated, no Note remains outstanding and unpaid and the Credit Party Obligations, together with interest, Commitment Fees and all other amounts owing to the Agent or any Lender hereunder (other than inchoate indemnity obligations), are paid in full, such Credit Party shall, and shall cause each of its Subsidiaries, to:

**Section 6.1     Indebtedness.**

The Credit Parties will not contract, create, incur, assume or permit to exist any Indebtedness, except:

(a)     Indebtedness arising or existing under this Credit Agreement and the other Credit Documents;

(b)     Indebtedness existing as of the Closing Date (and set out more specifically in <u>Schedule 6.1(b)</u>) hereto and renewals, refinancings or extensions thereof in a principal amount not in excess of that outstanding as of the date of such renewal, refinancing or extension;

(c)     Indebtedness incurred or acquired after the Closing Date consisting of Capital Leases or Indebtedness incurred to provide all or a portion of the purchase price or cost of construction of an asset; <u>provided</u> that (i) such Indebtedness when incurred shall not exceed the purchase price or cost of construction of such asset; (ii) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing; and (iii) the total principal amount of all such Indebtedness shall not exceed $5,000,000 at any time outstanding;

(d)     Indebtedness and obligations owing under Secured Hedging Agreements and other Hedging Agreements entered into in order to manage existing or anticipated interest rate or exchange rate risks and not for speculative purposes;

(e)     Indebtedness owed from a US Credit Party to a US Credit Party;

(f)     Indebtedness owed from a Canadian Credit Party to a Canadian Credit Party;

(g)     Indebtedness owed by a Foreign Subsidiary to a Credit Party; <u>provided</u> that the Indebtedness incurred pursuant to this subsection (g), together (without duplication) with the amount of Investments and loans made pursuant to clause (vi) of the definition of "Permitted Investments" contained herein, shall not exceed an aggregate principal amount of $5,000,000 at any time outstanding;

(h)     Indebtedness owed by a Foreign Subsidiary to a Foreign Subsidiary (other than a Credit Party);

(i)     Indebtedness (including Guaranty Obligations) existing as of the Closing Date under the High Yield Note Indenture and the documents relating thereto; <u>provided</u>, that such Indebtedness shall only constitute permitted Indebtedness under this Section 6.1 until July 15, 2004;

(j)     Indebtedness of a Person which becomes a Subsidiary after the date hereof (and, so long as the principal amount thereof is not increased, any refinancings, refundings, renewals or extensions thereof); <u>provided</u> that (i) such Indebtedness existed at the time such Person became a Subsidiary and was not created in anticipation thereof and (ii) immediately after giving effect to the acquisition of such Person by the Borrower or any of its Subsidiaries no Default or Event of Default shall have occurred and be continuing;

(k)     Indebtedness arising from the honoring by a bank of a check or similar instrument drawn against insufficient funds in the ordinary course, so long as such Indebtedness is extinguished within five (5) Business Days after its incurrence;

(l)     Indebtedness in respect of workers' compensation claims and self-insurance obligations provided by the Borrower and its Subsidiaries in the ordinary course of its business;

(m)     Indebtedness in respect of performance bonds, surety appeal or similar bonds and completion guarantees provided by the Borrower and its Subsidiaries in the ordinary course of its business in an aggregate principal amount not to exceed $1,000,000 at any time outstanding;

(n)     (i) Indebtedness in respect of the Earnout Obligation and (ii) any earnout obligation that comprises a portion of the consideration for a Permitted Acquisition;

(o)     Guaranty Obligations permitted under Section 6.3; and

(p)    other Indebtedness of Credit Parties which does not exceed $5,000,000 in the aggregate principal amount at any time outstanding; provided, that no more than $1,000,000 of such Indebtedness shall be secured.

For purposes of determining compliance with this Section 6.1, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Borrower shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

**Section 6.2     Liens.**

The Credit Parties will not contract, create, incur, assume or permit to exist any Lien with respect to any of their respective property or assets of any kind (whether real or personal, tangible or intangible), whether now owned or hereafter acquired, except for Permitted Liens.

**Section 6.3     Guaranty Obligations.**

The Credit Parties will not enter into or otherwise become or be liable in respect of any Guaranty Obligations (excluding specifically therefrom endorsements in the ordinary course of business of negotiable instruments for deposit or collection) other than (i) those in favor of the Lenders in connection herewith, (ii) guaranties given by the Credit Parties or any of their Subsidiaries in favor of any US Credit Party or any such Subsidiary in connection with obligations not constituting Indebtedness including real property leases and other contracts entered into in the ordinary course of business and (iii) Guaranty Obligations by the Credit Parties permitted under Section 6.1 (except, as regards Indebtedness under subsection (b) thereof, only if and to the extent such Indebtedness was guaranteed (or pursuant to its terms required guarantees to be provided at a later date) on the Closing Date).

**Section 6.4     Nature of Business.**

The Credit Parties will not alter the character of their business in any material respect from that conducted as of the Closing Date.

**Section 6.5     Consolidation, Merger, Sale or Purchase of Assets, etc.**

The Credit Parties will not:

(a)    dissolve, liquidate or wind up its affairs, consolidate or merge with another Person, or sell, transfer, lease (to a third Person) or otherwise dispose of its property or assets or agree to do so at a future time except the following, without duplication, shall be expressly permitted:

(i)    Specified Sales;

(ii)    the disposition of property or assets as a result of a Recovery Event to the extent the Net Cash Proceeds therefrom are used to repay Loans pursuant to Section 2.8(b)(vi) or repair or replace damaged property or to purchase or otherwise acquire new assets or property in accordance with the terms of Section 2.8(b)(vi);

(iii)    the sale, lease or transfer of property or assets (A) from a US Credit Party to a US Credit Party and (B) from a Canadian Credit Party to a Canadian Credit Party; provided that prior to or simultaneously with any such sale, lease or transfer, all actions required by the Administrative Agent shall be taken to insure the continued perfection and priority of the Administrative Agent's Liens on such property and assets;

(iv)    the consolidation, liquidation or merger of a US Credit Party into a US Credit Party or any Subsidiary into a US Credit Party; provided that (A) prior to or simultaneously with any such consolidation, liquidation or merger, all actions required by the Administrative Agent shall be taken to insure the continued perfection and priority of the Administrative Agent's Liens on the property and assets of each such Credit Party and (B) if such consolidation, liquidation or merger involves the Borrower, the Borrower shall be the surviving entity;

(v)   the consolidation, liquidation, amalgamation or merger of a Canadian Credit Party into a Canadian Credit Party or any Subsidiary of a Canadian Credit Party into a Canadian Credit Party; provided that (A) prior to or simultaneously with any such consolidation, liquidation, amalgamation or merger, all actions required by the Administrative Agent shall be taken to insure the continued perfection and priority of the Administrative Agent's Liens on the property and assets of each such Credit Party and (B) if such consolidation, liquidation, amalgamation or merger involves the Canadian Borrower, it shall be a vertical amalgamation between the Canadian Borrower and one or more of its Subsidiaries;

(vi)   the consolidation, liquidation, amalgamation or merger of a Foreign Subsidiary (other than a Credit Party) into a Foreign Subsidiary or a Credit Party and the sale, lease or transfer of property or assets from a Foreign Subsidiary (other than a Credit Party) to a Foreign Subsidiary (other than a Credit Party);

(vii)   the termination of any Hedging Agreement permitted pursuant to Section 6.1;

(viii)   sale-leasebacks permitted by Section 6.13;

(ix)   the sale or other disposition of obsolete or worn out property in the ordinary course of business;

(x)   any Subsidiary may liquidate, wind up or dissolve so long as (A) no Default or Event of Default exists at the time of such liquidation, winding up or dissolution or will result therefrom and (B) prior to or in connection with such liquidation, winding up or dissolution, all assets of such Subsidiary are transferred to a Credit Party;

(xi)   the license of Patents, Trademarks, Copyrights and know-how to or from third Persons or any of the Borrower or any Subsidiary in the ordinary course of business;

(xii)   the Borrower and its Subsidiaries may settle, release or surrender tort or other litigation claims in the ordinary course of business; and

(xiii)   other sales, leases or transfers of property or assets in an amount not to exceed $1,000,000 annually or $5,000,000 in the aggregate during the term of this Credit Agreement to the extent the Net Cash Proceeds therefrom are used to repay Loans pursuant to Section 2.8(b)(iii) or repair or replace damaged property or to purchase or otherwise acquire new assets or property in accordance with the terms of Section 2.8(b)(iii);

provided, that, with respect to clause (xiii) above, at least 75% of the consideration received therefor by such Credit Party shall be in the form of cash; or

(b)   purchase, lease or otherwise acquire (in a single transaction or a series of related transactions, including by way of merger or other business combination) the property or assets of any Person (other than purchases or other acquisitions of inventory, leases, materials, property and equipment in the ordinary course of business, except as otherwise limited or prohibited herein), except for (i) Investments or acquisitions permitted pursuant to Section 6.6, (ii) transactions permitted by Section 6.5(a) and (iii) Permitted Acquisitions.

**Section 6.6**      **Advances, Investments and Loans.**

The Credit Parties will not lend money or extend credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any Person except for Permitted Investments.

**Section 6.7**      **Transactions with Affiliates.**

The Credit Parties will not enter into any transaction or series of transactions, whether or not in the ordinary course of business, with any officer, director, shareholder or Affiliate (other than a Credit Party to the extent permitted hereunder) other than on terms and conditions substantially as favorable as would be obtainable in a comparable arm's-length transaction with a Person other than an officer, director, shareholder or Affiliate; provided that the foregoing restrictions shall not apply to: (i) customary fees to, and indemnifications of, non-officer directors of the Borrower and its Subsidiaries, (ii) compensation and indemnification arrangements and benefit plans for officers and employees of the Borrower or any of its Subsidiaries in the ordinary course of business, (iii) payment of management and other advisory fees to the Sponsor to the extent permitted under Section 6.11(g), (iv) the Borrower Dividend and (v) transactions to the extent permitted under clauses (iv), (v) and (vi) of the definition of "Permitted Investments" contained herein and Section 6.11(g).

**Section 6.8**      **Ownership of Subsidiaries; Restrictions.**

The Credit Parties will not create, form or acquire any Subsidiaries, except for Domestic Subsidiaries which are joined as Additional Credit Parties in accordance with the terms hereof and Foreign Subsidiaries to the extent created, formed or acquired as a Permitted Investment or otherwise approved by the Administrative Agent (such approval not to be unreasonably withheld).  The Credit Parties will not sell, transfer, pledge or otherwise dispose of any Capital Stock or other equity interests in any of its Subsidiaries, nor will it permit any of its Subsidiaries to issue, sell, transfer, pledge or otherwise dispose of any of their Capital Stock or other equity interests, except in a transaction permitted by Section 6.5(a).

**Section 6.9**      **Fiscal Year; Organizational Documents; Material Contracts.**

None of the Credit Parties will, nor will it permit any of its Subsidiaries to, change its fiscal year.  None of the Credit Parties will amend, modify or change its articles of incorporation (or corporate charter or other similar organizational document) or bylaws (or other similar document) or operating agreement in any respect adverse to the Lenders without the prior written consent of the Required Lenders. None of the Credit Parties will, without the prior written consent of the Administrative Agent, amend, modify, cancel or terminate or fail to renew or extend or permit the amendment, modification, cancellation, termination, non-renewal or non-extension of any of the Material Contracts, except in the event that such amendments, modifications, cancellations, terminations, non-renewals or non-extensions could not reasonably be expected to have a Material Adverse Effect.  None of the Credit Parties will, nor will it permit any of its Subsidiaries to, enter into a tax sharing arrangement with any Person other than a Credit Party or its Subsidiaries.

**Section 6.10**      **Limitation on Restricted Actions.**

The Credit Parties will not, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Person to (a) pay dividends or make any other distributions to any Credit Party on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness or other obligation owed to any Credit Party, (c) make loans or advances to any Credit Party, (d) sell, lease or transfer any of its properties or assets to any Credit Party, or (e) act as a Guarantor pursuant to the Credit Documents, except (in respect of any of the matters referred to in clauses (a)-(d) above) for such encumbrances or restrictions existing under or by reason of (i) this Credit Agreement and the other Credit Documents, (ii) applicable law, (iii) any document or instrument governing Indebtedness incurred pursuant to Section 6.1(c); provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, or (iv) any Permitted Lien or any document or instrument governing any Permitted Lien; provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien, (v) any document or instrument governing Indebtedness incurred pursuant to Section 6.1(i) or Section 6.1(j),

(vi) customary restrictions in leases and joint venture agreements entered into in the ordinary course of business or (vii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the disposition of all or substantially all of the Capital Stock or assets of such Subsidiary in accordance with the terms of Section 6.5(a).

**Section 6.11**      <u>Restricted Payments.</u>

The Credit Parties will not, directly or indirectly, declare, order, make or set apart any sum for or pay any Restricted Payment, except (a) to make dividends payable solely in the same class of Capital Stock of such Person, (b) to make dividends or other distributions payable to the Borrower (directly or indirectly through its Subsidiaries), (c) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Borrower shall be entitled to make the Borrower Dividend on or before July 30, 2004, (d) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Borrower may make regularly scheduled payments of interest in respect of the High Yield Notes, (e) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Borrower may prepay the full amount of the High Yield Notes (and any accrued and unpaid interest and prepayment premiums with respect thereto) on the FLT Loan Funding Date, (f) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, to make payments with respect to the Earnout Obligation, (g) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Borrower may pay management and advisory fees to the Sponsor in an aggregate amount not to exceed $400,000 per annum, (h) the Borrower may repurchase, redeem or otherwise acquire or retire for value any Capital Stock of the Borrower held by employees of the Borrower or any of its Subsidiaries pursuant to any employee equity subscription agreement, stock option agreement or stock ownership arrangement; <u>provided</u> that (A) the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock shall not exceed $10,000,000 in the aggregate over the term of this Credit Agreement and (B) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (i) the Borrower may repurchase, redeem or otherwise acquire or retire for value any Capital Stock of the Borrower (other than Capital Stock held by employees pursuant to agreements of the type referred to in clause (h) of this Section 6.11 or Capital Stock owned by the Sponsor); <u>provided</u> that (A) the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock shall not exceed $10,000,000 in the aggregate over the term of this Credit Agreement, (B) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (C) after giving effect on a pro forma basis to such repurchase, redemption, acquisition or retirement, the Credit Parties shall be in compliance with the financial covenants set forth in Section 5.9 as of the most recent Test Date, (j) the Credit Parties may pay advisory or consulting fees to Persons that are not Affiliates in the ordinary course of business and (k) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Credit Parties may pay advisory or consulting fees to Affiliates in the ordinary course of business in an aggregate amount not to exceed $75,000 per annum. The Credit Parties will not make any cash payment (including, without limitation, any cash dividend or cash interest payment) with respect to the preferred Capital Stock of the Borrower.

**Section 6.12**      <u>Amendment of Subordinated Debt or High Yield Note Indenture.</u>

The Credit Parties will not, without the prior written consent of the Required Lenders, amend, modify, waive or extend or permit the amendment, modification, waiver or extension of any term of (i) the High Yield Notes or the High Yield Note Indenture in a manner that is adverse to the interests of the Lenders or (ii) any other Subordinated Debt in a manner that is materially adverse to the interests of the Lenders.

**Section 6.13**      <u>Sale Leasebacks.</u>

The Credit Parties shall not, and shall not permit any of their Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease, whether an operating lease or a Capital Lease, of any property (whether real, personal or mixed), whether now owned or hereafter acquired, (a) which any Credit Party or any of their Subsidiaries has sold or transferred or is to sell or transfer to any other Person (other than the Borrower or any of its Subsidiaries) or (b) which the Borrower or any of its Subsidiaries intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by the Borrower or any of its Subsidiaries to any Person (other than the Borrower or any of its Subsidiaries) in connection with such lease; provided that (i) the Credit Parties may remain liable as lessee or as a guarantor or other surety with respect to any sale-leaseback entered into by any such Credit Party prior to the Closing Date and set forth on Schedule 6.13 annexed hereto, and (ii) to the extent such sale and lease-back transaction relates to properties or assets owned by the Credit Parties as of the Closing Date, the Credit Parties may become liable as lessee, guarantor or other surety with respect to new leases that would otherwise be prohibited by this Section 6.13 to the extent that (A) such lease, if a Capital Lease, is permitted pursuant to Section 6.1(c), (B) the consideration received is at least equal to the fair market value of the property sold as determined in good faith by the Credit Party's Board of Directors and (C) the Net Cash Proceeds derived from the sale and leaseback of such sold properties or assets owned by the Credit Parties shall be applied in accordance with Section 2.8(b)(iii) (without giving effect to any reinvestment right contained in such Section). Any Lien in favor of the Administrative Agent on property sold pursuant to this Section 6.13 shall be released in accordance with the terms of Section 8.11.

## Section 6.14    No Further Negative Pledges.

The Credit Parties will not enter into, assume or become subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired to secure the Credit Party Obligations, or requiring the grant of any security for such obligation if security is given for some other obligation, except (a) pursuant to this Credit Agreement and the other Credit Documents, (b) pursuant to any document or instrument governing Indebtedness incurred pursuant to Section 6.1(c); provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (c) in connection with any Permitted Lien or any document or instrument governing any Permitted Lien; provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien, (d) pursuant to any document or instrument governing Indebtedness incurred pursuant to Section 6.1(i) or Section 6.1(j), (e) agreements containing customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Borrower or any of its Subsidiaries entered into in the ordinary course of business, (f) contracts containing customary provisions restricting assignment of such contract entered into by the Borrower or any of its Subsidiaries in the ordinary course of business, (g) agreements containing any restriction or encumbrance with respect to a Subsidiary imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the capital stock or assets of such Subsidiary, so long as such sale or disposition of all or substantially all of the capital stock or assets of such Subsidiary is permitted under this Credit Agreement, and (h) agreements containing restrictions on the transfer of any asset pending the close of the sale of such asset so long as such sale is permitted under this Credit Agreement.

## Section 6.15    Operating Lease Obligations.

Each of the Credit Parties will not, nor will it permit any Subsidiary to, enter into, assume or permit to exist any obligations for the payment of rent under operating leases which in the aggregate for all such Persons would exceed $8,000,000 in any fiscal year.

## ARTICLE VII

## EVENTS OF DEFAULT

## Section 7.1    Events of Default.

An Event of Default shall exist upon the occurrence of any of the following specified events (each an "Event of Default"):

(a)    Payment Default. The Borrower or the Canadian Borrower shall fail to pay any principal on any Loan or Note when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms thereof or hereof; or the Borrower shall fail to reimburse the Issuing Lender for any LOC Obligations when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms hereof; or the Borrower or the Canadian Borrower shall fail to pay any interest on any Loan or Note or any fee or other amount payable hereunder when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms thereof or hereof and such failure shall continue unremedied for three (3) Business Days (or any Guarantor or Canadian Guarantor, as applicable, shall fail to pay on the Guaranty in respect of any of the foregoing or in respect of any other Guaranty Obligations thereunder and, unless such failure to pay is with respect to principal on any Loan or Note, such failure shall continue unremedied for three (3) Business Days).

(b)    Misrepresentation.  Any representation or warranty made or deemed made herein, in the Security Documents or in any of the other Credit Documents or which is contained in any certificate, document or financial or other statement furnished at any time under or in connection with this Credit Agreement shall prove to have been incorrect, false or misleading in any material respect on or as of the date made or deemed made.

(c)    Covenant Default.  (i) Any Credit Party shall fail to perform, comply with or observe any term, covenant or agreement applicable to it contained in Sections 5.4, 5.7(a), 5.9, 5.11 or Article VI hereof; or (ii) any Credit Party shall fail to perform, comply with or observe any term, covenant or agreement applicable to it contained in Sections 5.1, 5.2 and 5.7(b) hereof, and such breach or failure to comply is not cured within fifteen (15) days of its occurrence; or (iii) any Credit Party shall fail to comply with any other covenant contained in this Credit Agreement or the other Credit Documents or any other agreement, document or instrument among any Credit Party, the Administrative Agent and the Lenders or executed by any Credit Party in favor of the Administrative Agent or the Lenders (other than as described in Sections 7.1(a) or 7.1(c)(i) or (ii) above), and such breach or failure to comply is not cured within thirty (30) days of its occurrence.

(d)    Debt Cross-Default.  Any Credit Party shall (i) default in any payment of principal of or interest on any Indebtedness (other than the Loans, Reimbursement Obligations and the Guaranty) in a principal amount outstanding of at least $5,000,000 for the Borrower and any of its Subsidiaries in the aggregate beyond any applicable grace period, if any, provided in the instrument or agreement under which such Indebtedness was created; (ii) default in the observance or performance of any other agreement or condition relating to any Indebtedness (other than the Loans, Reimbursement Obligations and the Guaranty) in a principal amount outstanding of at least $5,000,000 in the aggregate for the Credit Parties and their Subsidiaries or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity; or (iii) breach or default (after giving effect to any applicable grace period) any Secured Hedging Agreement.

(e)    Other Cross-Defaults.  The Credit Parties or any of their Subsidiaries shall (i) default in the payment when due under any Material Contract beyond any applicable grace period, if any, provided in such Material Contract or (ii) default in the observance or performance of any other agreement or condition set forth in any Material Contract, the effect of which default is to cause such Material Contract to terminate.

(f)    Bankruptcy Default.  (i) The Credit Parties or any of their Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to have it judged bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Credit Parties or any of their Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the any Credit Party or any of its Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days (provided that no Lender shall be required to make an Extension of Credit during such 60 day period); or (iii) there shall be commenced against any Credit Party or any of its Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof (provided that no Lender shall be required to make an Extension of Credit during such 60 day period); or (iv) the Credit Parties or any of their Subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; or (v) the Credit Parties or any of their Subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.

(g) <u>Judgment Default</u>. One or more judgments, orders, decrees or arbitration awards shall be entered against the Credit Parties or any of their Subsidiaries involving in the aggregate a liability (to the extent not paid when due or covered by insurance) of $5,000,000 or more and all such judgments, orders, decrees or arbitration awards shall not have been paid and satisfied, vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

(h) <u>ERISA Default</u>. (i) Any Person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan (other than a Permitted Lien) shall arise on the assets of the Borrower, any of its Subsidiaries or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a Trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) the Borrower, any of its Subsidiaries or any Commonly Controlled Entity shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, any Multiemployer Plan or (vi) any other similar event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to have a Material Adverse Effect.

(i) <u>Change of Control</u>. A Change of Control shall have occurred.

(j) <u>Failure of Credit Documents</u>. This Credit Agreement (including the Guaranty) or any other Credit Document or any provision hereof or thereof shall cease to be in full force and effect (other than in accordance with its terms) or to give the Administrative Agent and/or the Lenders the security interests, liens, rights, powers and privileges purported to be created thereby, or any Credit Party or any Person acting by or on behalf of any Credit Party shall (i) deny or disaffirm any Credit Party's obligations under this Credit Agreement or any other Credit Document or (ii) assert the invalidity or lack of perfection or priority of any Lien granted to the Administrative Agent pursuant to the Security Documents.

(k) <u>Hedging Agreement</u>. Any termination payment shall be due by a Credit Party under any Hedging Agreement and such amount is not paid within the later to occur of five (5) Business Days after the due date thereof or the expiration of grace periods, if any, in such Hedging Agreement.

(l) <u>Subordinated Debt</u>. The subordination provisions contained in the definitive documentation for any Subordinated Debt (or in any intercreditor agreement executed in connection therewith) shall cease to be in full force and effect or to give the Lenders the rights, powers and privileges purported to be created thereby.

**Section 7.2 <u>Acceleration; Remedies.</u>**

Upon the occurrence and during the continuation of an Event of Default, then, and in any such event, (a) if such event is a Bankruptcy Event, automatically the Commitments shall immediately terminate and the Loans (with accrued interest thereon), and all other amounts under the Credit Documents (including without limitation the maximum amount of all contingent liabilities under Letters of Credit) shall immediately become due and payable, and the Borrower shall immediately pay to the Administrative Agent cash collateral as security for the LOC

Obligations for subsequent drawings under then outstanding Letters of Credit in an amount equal to the maximum amount which may be drawn under Letters of Credit then outstanding, and (b) if such event is any other Event of Default, subject to the terms of Section 8.5, with the written consent of the Required Lenders, the Administrative Agent may, or upon the written request of the Required Lenders, the Administrative Agent shall, take any or all of the following actions:  (i) by notice to the Borrower declare the Commitments to be terminated forthwith, whereupon the Commitments shall immediately terminate; (ii) by notice of default to the Borrower declare the Loans (with accrued interest thereon) and all other amounts owing under this Credit Agreement and the Notes to be due and payable forthwith and direct the Borrower to pay to the Administrative Agent cash collateral as security for the LOC Obligations for subsequent drawings under then outstanding Letters of Credit in an amount equal to the maximum amount of which may be drawn under Letters of Credit then outstanding, whereupon the same shall immediately become due and payable; and/or (iii) exercise on behalf of the Lenders all of its other rights and remedies under this Credit Agreement, the other Credit Documents and applicable law; provided that, notwithstanding the foregoing terms of this Section 7.2 or any other Credit Document, any decision to exercise any right or remedy (including foreclose) with respect to any Collateral shall be determined by the Required First Lien Lenders only.  Except as expressly provided above in this Section 7.2, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Credit Parties.

# ARTICLE VIII

# THE ADMINISTRATIVE AGENT

### Section 8.1    Appointment.

Each Lender hereby irrevocably designates and appoints Wachovia as the Administrative Agent of such Lender under this Credit Agreement, and each such Lender irrevocably authorizes Wachovia, as the Administrative Agent for such Lender, to take such action on its behalf under the provisions of this Credit Agreement and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Credit Agreement, together with such other powers as are reasonably incidental thereto.  Notwithstanding any provision to the contrary elsewhere in this Credit Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Credit Agreement or otherwise exist against the Administrative Agent.

### Section 8.2    Delegation of Duties.

The Administrative Agent may execute any of its duties under this Credit Agreement by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties.  The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.  Without limiting the foregoing, the Administrative Agent may appoint one of its affiliates as its agent to perform the functions of the Administrative Agent hereunder relating to the advancing of funds to the Borrower and the Canadian Borrower and distribution of funds to the Lenders and to perform such other related functions of the Administrative Agent hereunder as are reasonably incidental to such functions.

### Section 8.3    Exculpatory Provisions.

Neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact, Subsidiaries or affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Credit Agreement (except for its or such Person's own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Credit Agreement or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Credit Agreement or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of any of the Credit Documents or for any failure of any Credit Party to perform its obligations hereunder or thereunder.  The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance by any Credit Party of any of the agreements contained in, or conditions of, this Credit Agreement, or to inspect the properties, books or records of any Credit Party.

Section 8.4    **Reliance by Administrative Agent.**

(a)    The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Credit Parties), independent accountants and other experts selected by the Administrative Agent.    The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless an executed Commitment Transfer Supplement has been filed with the Administrative Agent pursuant to Section 9.6(c) with respect to the Loans evidenced by such Note.    The Administrative Agent shall be fully justified in failing or refusing to take any action under this Credit Agreement unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.    The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under any of the Credit Documents in accordance with a request of the Required Lenders or all of the Lenders, as may be required under this Credit Agreement, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Notes.

(b)    For purposes of determining compliance with the conditions specified in Section 4.1, each Lender that has signed this Credit Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender.

Section 8.5    **Notice of Default.**

The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Credit Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default".    In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give prompt notice thereof to the Lenders.    The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided, however, that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders except to the extent that this Credit Agreement expressly requires that such action be taken, or not taken, only with the consent or upon the authorization of the Required Lenders, or all of the Lenders, as the case may be.

Section 8.6    **Non-Reliance on Administrative Agent and Other Lenders.**

Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates has made any representation or warranty to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of any Credit Party, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender.    Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower or any other Credit Party and made its own decision to make its Loans hereunder and enter into this Credit Agreement.    Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Credit Agreement, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrower and the other Credit Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Borrower or any other Credit Party which may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

Section 8.7    **Indemnification.**

The Lenders agree to indemnify the Agent in its capacity hereunder (to the extent not reimbursed by the Borrower and the Canadian Borrower and without limiting the obligation of the Borrower and the Canadian Borrower to do so), ratably according to their respective Commitment Percentages in effect on the date on which indemnification is sought under this Section, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Notes or any Reimbursement Obligation) be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of any Credit Document or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Agent under or in connection with any of the foregoing; provided, however, that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements to the extent resulting from the Agent's gross negligence or willful misconduct, as determined by a court of competent jurisdiction. The agreements in this Section 8.7 shall survive the termination of this Credit Agreement and payment of the Notes, any Reimbursement Obligation and all other amounts payable hereunder.

Section 8.8    **The Administrative Agent in Its Individual Capacity.**

The Administrative Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower and the other Credit Parties as though the Administrative Agent were not the Administrative Agent hereunder. With respect to the Loans made or renewed by it and any Note issued to it, the Administrative Agent shall have the same rights and powers under this Credit Agreement as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

Section 8.9    **Successor Administrative Agent.**

The Administrative Agent may resign as Administrative Agent upon 30 days' prior written notice to the Borrower and the Lenders. If the Administrative Agent shall resign as Administrative Agent under this Credit Agreement and the other Credit Documents, then the Required Lenders shall appoint from among the Lenders a successor administrative agent for the Lenders, which successor agent shall be approved by the Borrower (such approval not to be unreasonably withheld) so long as no Default or Event of Default has occurred and is continuing, whereupon such successor administrative agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor administrative agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Credit Agreement or any holders of the Notes. If no successor Administrative Agent has accepted appointment as Administrative Agent within thirty (30) days after the retiring Administrative Agent's giving notice of resignation, the retiring Administrative Agent shall have the right, on behalf of the Lenders, to appoint a successor administrative agent, which successor shall be approved by the Borrower (such approval not to be unreasonably withheld) so long as no Default or Event of Default has occurred and is continuing; provided that such successor administrative agent has minimum capital and surplus of at least $500,000,000. If no successor administrative agent has accepted appointment as Administrative Agent within sixty (60) days after the retiring Administrative Agent's giving notice of resignation, the retiring Administrative Agent's resignation shall nevertheless become effective and the Lenders shall perform all duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor administrative agent as provided for above. After any retiring Administrative Agent's resignation as Administrative Agent, the indemnification provisions of this Credit

Agreement and the other Credit Documents and the provisions of this Article VIII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Credit Agreement.

**Section 8.10**      **Other Agents.**

None of the Lenders or other Persons identified on the facing page or signature pages of this Agreement as a "syndication agent," "documentation agent," "co–agent," "book manager," "book runner," "lead manager," "arranger," "lead arranger" or "co–arranger" shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than, in the case of such Lenders, those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

**Section 8.11**      **Release of Collateral or Guarantors.**

(a)      Notwithstanding anything to the contrary contained herein or in any other Credit Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 9.1) to take, and the Administrative Agent shall take or cause to be taken, at the expense of the Borrower, any action requested by the Borrower having the effect of releasing any Collateral or any Guarantor or Canadian Subsidiary to the extent the sale or other disposition of such Collateral or such Guarantor or Canadian Subsidiary is permitted by the terms of this Agreement (including, without limitation, pursuant to Section 6.13).

(b)      To the extent the Required Lenders waive the provisions of the Credit Documents with respect to the sale or other disposition of any Collateral, or any Collateral is sold or otherwise disposed of in a manner not prohibited by the Credit Documents, such Collateral (unless transferred to a Credit Party) shall (except as otherwise provided above) be sold or otherwise disposed of free and clear of the Liens created by the Credit Documents and the Administrative Agent shall take, at the expense of the Borrower, such actions as are appropriate in connection therewith to release any such Lien.

# ARTICLE IX

# MISCELLANEOUS

**Section 9.1**      **Amendments, Waivers and Releases.**

Neither this Credit Agreement, nor any of the Notes, nor any of the other Credit Documents, nor any terms hereof or thereof may be amended, supplemented, waived or modified except in accordance with the provisions of this Section nor may the Borrower, the Canadian Borrower or all or substantially all of the Guarantors be released except in accordance with the provisions of this Section 9.1. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (a) enter into with the Borrower or any other Credit Party written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Credit Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Borrower or any other Credit Party hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders may specify in such instrument, any of the requirements of this Credit Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, waiver, supplement, modification or release shall:

(i)      reduce or forgive the principal amount or extend the scheduled date of maturity of any Loan or Note or any installment thereon, or reduce or forgive the stated rate of any interest or fee payable hereunder (except in connection with a waiver of interest at the increased post-default rate set forth in Section 2.9 which shall be determined by a vote of the Required Lenders) or extend the scheduled date of any payment thereof or increase the principal amount or extend the expiration date of any Lender's Commitment, in each case without the written consent of each Lender directly affected thereby; <u>provided</u> that, it is understood and agreed that no waiver, reduction or deferral of a mandatory prepayment required pursuant to Section 2.8(b), nor any amendment of Section 2.8(b) or the definitions of Asset Disposition, Debt Issuance, Equity Issuance, Excess Cash Flow, or Recovery Event, shall constitute a reduction or forgiveness of the amount of, or an extension of the scheduled date of, any principal installment of any Loan or Note; or

(ii)     amend, modify or waive any provision of this Section 9.1 or reduce the percentage specified in the definition of Required Lenders, without the written consent of all the Lenders; or

(iii)     amend, modify or waive any provision of Article VIII without the written consent of the then Administrative Agent; or

(iv)     release the Borrower or all or substantially all of the Guarantors from their respective obligations hereunder or under the Guaranty, without the written consent of all of the Secured Parties; or

(v)     release the Canadian Borrower or all or substantially all of the Canadian Subsidiaries from their respective obligations hereunder or under the Guaranty, without the written consent of all of the Revolving Lenders; or

(vi)     subject to Article XI hereof, release all or substantially all of the US Collateral without the written consent of all of the Secured Parties; or

(vii)     subject to Article XI hereof, release all or substantially all of the Canadian Collateral without the written consent of all of the Revolving Lenders; or

(viii)     subordinate the right of payment of the Loans to any other Indebtedness without the written consent of all of the Lenders; or

(ix)     permit a Letter of Credit to have an original expiry date more than twelve (12) months from the date of issuance without the written consent of each of the Revolving Lenders; <u>provided</u>, that the expiry date of any Letter of Credit may be extended in accordance with the terms of Section 2.4(a); or

(x)     amend the definition of "Interest Period" so as to permit interest periods in excess of 6 months without the consent of all of the Lenders; or

(xi)     permit the Borrower or the Canadian Borrower to assign or transfer any of its rights or obligations under this Credit Agreement or other Credit Documents without the written consent of all of the Lenders; or

(xii)     amend, modify or waive any provision of the Credit Documents requiring consent, approval or request of the Required Lenders or all Lenders without the written consent of the Required Lenders or all of the Lenders as appropriate; or

(xiii)     amend, modify or waive the order in which Credit Party Obligations are paid in Section 2.8(b)(vii) or the pro rata treatment of payments in Section 2.12(a), without the written consent of each Lender directly affected thereby; <u>provided</u> that, notwithstanding the foregoing, such order or treatment may be modified without the consent of each Lender directly affected thereby (but with the consent of the Required Lenders) to permit additional extensions of credit constituting (A) term loans to share ratably with the First Lien Term Loan or the Second Lien Term Loan in the application of repayment or prepayments pursuant to Section 2.8 or Section 2.12 with the consent of the Required Lenders, or (B) revolving loans to share ratably with the

Revolving Loans in the application of repayments or prepayments pursuant to Section 2.8 or Section 2.12 with the consent of the Required Lenders; or

(xiv)     amend, modify or waive the order in which Credit Party Obligations are paid in Section 2.12(b) or the definition of "Credit Party Obligations" to delete or otherwise modify the treatment of any obligations referenced in such definition or otherwise amend, modify or waive the priority of the First Lien Credit Party Obligations over the Second Lien Credit Party Obligations, without the written consent of each Secured Party directly affected thereby; provided that, notwithstanding the foregoing, such order may be modified without the consent of each Secured Party directly affected thereby to permit additional extensions of credit approved by the Required Lenders to share ratably with the First Lien Obligations or Second Lien Obligations, as the case may be; or

(xv)     amend, modify or waive the definition of "Secured Hedging Agreement" or "Hedging Agreement Provider" without the consent of each Hedging Agreement Provider; or

(xvi)     so long as the Revolving Commitments remain outstanding, without the written consent of the Revolving Lenders holding in the aggregate more than 50% of the Revolving Commitments (or if the Revolving Commitments have been terminated, 50% of the outstanding Revolving Loans and Participation Interests (including the Participation Interests of the Issuing Lender (in its capacity as a Lender) in any Letters of Credit and of the Swingline Lender (in its capacity as a Lender) in any Swingline Loans)), amend, modify or waive any provision in Section 4.2 or, solely as such waiver or amendment relates to the satisfaction of Section 4.2(b), waive any payment Default or payment Event of Default or any Event of Default under Section 5.9(a) or Section 5.9(b) (or amend any Credit Document to effectively waive any existing payment Default or payment Event of Default or any existing Event of Default under Section 5.9(a) or Section 5.9(b)); or

(xvii)     amend, modify or waive any provision of Article XI, without the written consent of all the Lenders (other than for purposes of curing any formal defect, omission or ambiguity).

provided, further, that no amendment, waiver or consent affecting the rights or duties of the Administrative Agent, the Issuing Lender or the Swingline Lender under any Credit Document shall in any event be effective, unless in writing and signed by the Administrative Agent, the Issuing Lender and/or the Swingline Lender, as applicable, in addition to the Lenders required hereinabove to take such action.

Any such waiver, any such amendment, supplement or modification and any such release shall apply equally to each of the Lenders and shall be binding upon the Borrower, the other Credit Parties, the Lenders, the Administrative Agent and all future holders of the Notes.  In the case of any waiver, the Borrower, the other Credit Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the outstanding Loans and Notes and other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

For the avoidance of doubt and notwithstanding any provision to the contrary contained in this Section 9.1, this Credit Agreement may be amended (or amended and restated) with the written consent of the Credit Parties and the Required Lenders (w) to increase the aggregate Commitments of the Lenders (by the addition of new Lenders or increasing the individual Commitments of existing Lenders that consent thereto), (x) to add one or more additional tranches of Loans to the Credit Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Credit Agreement and other Credit Documents with the other applicable outstanding Credit Party Obligations, (y) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders, Required First Lien Lenders, Revolving Lenders, FLT Loan Lenders and SLT Loan Lenders (as applicable) (and to permit any such extensions of credit which are pari passu with, or otherwise constitute, First Lien Obligations, to share ratably in the benefits of this Agreement with the other First Lien Obligations (and, to the extent constituting term loans, to share ratably in the application of prepayments with the First Lien Term Loans) and with priority to the Second Lien Obligations), and (z) to include appropriately such additional extensions of credit as, or on a pari passu and pro rata basis with, as applicable, First Lien Obligations, First Lien Term Loans, Revolving Loans, Second Lien Obligations or Second Lien Term Loans; provided, however, notwithstanding anything in this Section 9.1 to the contrary, any increase in the principal amount of the First Lien Obligations (and the Commitments with respect thereto) that results in the outstanding principal amount of the First Lien Obligations (and the Commitments with respect thereto) exceeding the sum of (1) $220,000,000 plus (2) any additional amount of First Lien Obligations that, after giving effect to such increase of the First Lien Obligations on a pro forma basis, does not cause the Leverage Ratio to exceed 3.0 to 1.0, shall require the consent of the Required Lenders and SLT Loan Lenders holding in the aggregate more than 50% of the outstanding Second Lien Term Loan.

Notwithstanding the foregoing, any provision of this Credit Agreement may be amended by an agreement in writing entered into by the Borrowers, the Required Lenders and the Administrative Agent (and, if their rights or obligations are affected thereby, the Issuing Lender and the Swingline Lender) if (1) by the terms of such agreement all Commitments of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (2) at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of, premium (including Call Protection), if any, and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Credit Agreement.

Notwithstanding any of the foregoing to the contrary, the consent of the Credit Parties shall not be required for any amendment, modification or waiver of the provisions of Article VIII (other than the provisions of Section 8.9); provided, however, that the Administrative Agent will provide written notice to the Borrower of any such amendment, modification or waiver. In addition, the Borrower and the Lenders hereby authorize the Administrative Agent to modify this Credit Agreement by unilaterally amending or supplementing Schedule 2.1(a) from time to time in the manner requested by the Borrower, the Administrative Agent or any Lender in order to reflect any assignments or transfers of the Loans as provided for hereunder; provided, however, that the Administrative Agent shall promptly deliver a copy of any such modification to the Borrower and each Lender.

Notwithstanding the fact that the consent of all the Lenders is required in certain circumstances as set forth above, (x) each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersedes the unanimous consent provisions set forth herein and (y) subject to the terms of Section 11.3(b), the Required Lenders may consent to allow a Credit Party to use cash collateral in the context of a bankruptcy or insolvency proceeding.

### Section 9.2 Notices.

Except as otherwise provided in Article II, all notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made (a) when delivered by hand, (b) when transmitted via telecopy (or other facsimile device) to the number set out herein, (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, addressed as follows in the case of the Borrower, the other Credit Parties and the Administrative Agent, and as set forth on Schedule 9.2 in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto and any future holders of the Notes:

The Borrower
and the other
Credit Parties:

Juno Lighting, Inc.
1300 S. Wolf Road
Des Plaines, Illinois 60017-5065
Attention: George Bilek, Chief Financial Officer
Telecopier: (847) 813-8925
Telephone: (847) 813-8330

Fremont Partners
199 Fremont Street
San Francisco, California 94105
Attention: Kevin Baker, Esq.

Telecopier: (415) 284-8561
Telephone: (415-284-8701

and

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California  90071
Attention:  David C. Reamer, Esq.
Telecopier:  (213) 621-5052
Telephone:  (213) 687-5052

The Administrative
Agent:          Wachovia Bank, National Association
201 South College Street
NC0680/CP8
Charlotte, North Carolina  28288-0608

Attention:  Syndication Agency Services
Telecopier:  (704) 383-0288
Telephone:  (704) 374-2698

with a copy to:

Wachovia Bank, National Association
One Wachovia Center, DC-5
Charlotte, North Carolina  28288-0735

Attention:  Leanne S. Phillips
Telecopier:  (704) 383-7611
Telephone:  (704) 374-6278

provided, that notices given by the Borrower pursuant to Section 2.1 or Section 2.10 hereof shall be effective only upon receipt thereof by the Administrative Agent.

### Section 9.3    No Waiver; Cumulative Remedies.

No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

### Section 9.4    Survival of Representations and Warranties.

All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Credit Agreement and the Notes and the making of the Loans; provided that all such representations and warranties shall terminate on the date upon which the Commitments have been terminated and all amounts owing hereunder and under any Notes have been paid in full.

### Section 9.5    Payment of Expenses and Taxes.

The Credit Parties agree (a) to pay or reimburse the Administrative Agent and the Arranger for all reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation, negotiation, printing and execution of, and any amendment, supplement or modification to, this Credit Agreement and the other

Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, together with the reasonable fees and disbursements of counsel to the Administrative Agent, (b) to pay or reimburse each Lender and the Administrative Agent for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Credit Agreement, the Notes and any such other documents, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent and to the Lenders, and (c) on demand (with reasonable back-up documentation), to pay, indemnify, and hold each Lender, the Administrative Agent and the Arranger harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, the Credit Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender, the Administrative Agent, the Arranger and their Affiliates and their respective parents, subsidiaries, officers, directors, employees, agents, trustees, advisors and attorneys-in-fact (each an "indemnified party") harmless from and against, any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of the Credit Documents and any such other documents and the use, or proposed use, of proceeds of the Loans (all of the foregoing, collectively, the "indemnified liabilities"); provided, however, that the Borrower shall not have any obligation hereunder to an indemnified party with respect to indemnified liabilities arising from the gross negligence or willful misconduct of such indemnified party, as determined by a court of competent jurisdiction. The agreements in this Section 9.5 shall survive repayment of the Loans, Notes and all other amounts payable hereunder.

**Section 9.6 Successors and Assigns; Participations; Purchasing Lenders.**

(a) This Credit Agreement shall be binding upon and inure to the benefit of the Borrower, the Canadian Borrower, the Lenders, the Administrative Agent, all future holders of the Notes and their respective successors and assigns, except that the Borrower and the Canadian Borrower may not assign or transfer any of its rights or obligations under this Credit Agreement or the other Credit Documents without the prior written consent of each Lender.

(b) Any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to such Lender, any Note held by such Lender, any Commitment of such Lender, or any other interest of such Lender hereunder, in each case in minimum amounts of $1,000,000 (or, if less, the entire amount of such Lender's Obligations, Commitments or other interests). In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under this Credit Agreement to the other parties to this Credit Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Note for all purposes under this Credit Agreement, and the Borrower, the Canadian Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Credit Agreement. No Lender shall transfer or grant any participation under which the Participant shall have rights to approve any amendment to or waiver of this Credit Agreement or any other Credit Document except to the extent such amendment or waiver would (i) extend the scheduled maturity of any Loan or Note or any installment thereon in which such Participant is participating, or reduce the stated rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of interest at the increased post-default rate) or reduce the principal amount thereof, or increase the amount of the Participant's participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default shall not constitute a change in the terms of such participation, and that an increase in any Commitment or Loan shall be permitted without consent of a Participant if such Participant's participation is not increased as a result thereof), (ii) release the Borrower, the Canadian Borrower, any material Canadian Subsidiary or any material Guarantor from its obligations under the Guaranty, (iii) release any material portion of the US Collateral or the Canadian Collateral, or (iv) consent to the assignment or transfer by the Borrower or the Canadian Borrower of any of its rights and obligations under this Credit Agreement. In the case of any such participation, the Participant shall not have any rights under this Credit Agreement or any of the other Credit Documents (the Participant's rights against such

Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the Participant relating thereto) and all amounts payable by the Borrower or the Canadian Borrower hereunder shall be determined as if such Lender had not sold such participation; provided that each Participant shall be entitled to the benefits of Sections 2.16, 2.17, 2.18, 2.19 and 9.5 with respect to its participation in the Commitments and the Loans outstanding from time to time; provided further, that (A) no Participant shall be entitled to receive any greater amount pursuant to such Sections than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred and (B) no Participant shall be entitled to receive any payment pursuant to Section 2.18 unless such Participant provided the Borrower, at the time such Participant acquired its participation interest, the tax forms that would be required of such Participant pursuant to Section 2.18 if such Participant was a Lender hereunder.

(c)     Any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time, sell or assign to any Lender or any Affiliate or Approved Fund thereof and with the consent of the Administrative Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower (in each case, which consent shall not be unreasonably withheld or delayed), to one or more additional banks, insurance companies or other financial institutions or any funds investing in bank loans ("Purchasing Lenders"), all or any part of its rights and obligations under this Credit Agreement and the Notes in minimum amounts of (i) $2,500,000 with respect to its Revolving Commitment and its Revolving Loans (or, if less, the entire amount of such Lender's Revolving Commitment and Revolving Loans) and (ii) $1,000,000 (or any lesser amount as approved by the Administrative Agent) with respect to its First Lien Term Loan or Second Lien Term Loan (or, if less, the entire amount of such Lender's First Lien Term Loan or Second Lien Term Loan), pursuant to a Commitment Transfer Supplement executed by such Purchasing Lender, such transferor Lender and, to the extent required by this Section 9.6(c), the Administrative Agent and the Borrower, and delivered to the Administrative Agent for its acceptance and recording in the Register; provided, however, that any sale or assignment to an existing Lender, an Affiliate of an existing Lender or an Approved Fund shall not require the consent of the Administrative Agent or the Borrower nor shall any such sale or assignment be subject to the minimum assignment amounts specified herein.  Upon such execution, delivery, acceptance and recording, from and after the Transfer Effective Date specified in such Commitment Transfer Supplement, (x) the Purchasing Lender thereunder shall be a party hereto and, to the extent provided in such Commitment Transfer Supplement, have the rights and obligations of a Lender hereunder with a Commitment as set forth therein, and (y) the transferor Lender thereunder shall, to the extent provided in such Commitment Transfer Supplement, be released from its obligations under this Credit Agreement (and, in the case of a Commitment Transfer Supplement covering all or the remaining portion of a transferor Lender's rights and obligations under this Credit Agreement, such transferor Lender shall cease to be a party hereto).  Such Commitment Transfer Supplement shall be deemed to amend this Credit Agreement to the extent, and only to the extent, necessary to reflect the addition of such Purchasing Lender and the resulting adjustment of Commitment Percentages arising from the purchase by such Purchasing Lender of all or a portion of the rights and obligations of such transferor Lender under this Credit Agreement and the Notes.  On or prior to the Transfer Effective Date specified in such Commitment Transfer Supplement, the Borrower and the Canadian Borrower, at their own expense, shall execute and deliver to the Administrative Agent in exchange for the Notes delivered to the Administrative Agent pursuant to such Commitment Transfer Supplement  new Notes to the order of such Purchasing Lender in an amount equal to the Commitment assumed by it pursuant to such Commitment Transfer Supplement and, unless the transferor Lender has not retained a Commitment hereunder, new Notes to the order of the transferor Lender in an amount equal to the Commitment retained by it hereunder. Such new Notes shall be dated the Closing Date and shall otherwise be in the form of the Notes replaced thereby.  The Notes surrendered by the transferor Lender shall be returned by the Administrative Agent to the Borrower marked "canceled".

(d)     The Administrative Agent shall maintain at its address referred to in Section 9.2 a copy of each Commitment Transfer Supplement delivered to it and a register (the "Register") for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Loans owing to, each Lender from time to time.  The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Canadian Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as the owner of the Loan recorded therein for all purposes of this Credit Agreement.  The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e)        Upon its receipt of a duly executed Commitment Transfer Supplement, together with payment to the Administrative Agent by the transferor Lender or the Purchasing Lender (except for any assignment by a Lender to an Affiliate of such Lender), as agreed between them, of a registration and processing fee of $3,500 for each Purchasing Lender listed in such Commitment Transfer Supplement (provided that only one such fee shall be payable in the event of contemporaneous assignments to or by two or more related Approved Funds) and the Notes subject to such Commitment Transfer Supplement, the Administrative Agent shall (i) accept such Commitment Transfer Supplement and (ii) record the information contained therein in the Register.

(f)        Each Credit Party authorizes each Lender to disclose to any Participant or Purchasing Lender (each, a "Transferee") and any prospective Transferee any and all financial information in such Lender's possession concerning the Credit Parties and their Affiliates which has been delivered to such Lender by or on behalf of a Credit Party pursuant to this Credit Agreement or which has been delivered to such Lender by or on behalf of a Credit Party in connection with such Lender's credit evaluation of the Credit Parties and their Affiliates prior to becoming a party to this Credit Agreement, in each case subject to Section 9.14.

(g)        At the time of each assignment pursuant to this Section 9.6 to a Person which is not already a Lender hereunder and which is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) for federal income tax purposes, the respective assignee Lender shall provide to the Borrower and the Administrative Agent the appropriate Internal Revenue Service Forms (and, if applicable, a 2.18 Certificate) described in Section 2.18.

(h)        Nothing herein shall prohibit any Lender from pledging or assigning any of its rights under this Credit Agreement (including, without limitation, any right to payment of principal and interest under any Note) to secure obligations of such Lender, including without limitation, (i) any pledge or assignment to secure obligations to a Federal Reserve Bank and (ii) in the case of any Lender that is a fund or trust or entity that invests in commercial bank loans in the ordinary course of business, any pledge or assignment to any holders of obligations owed, or securities issued, by such Lender including to any trustee for, or any other representative of, such holders; it being understood that the requirements for assignments set forth in this Section 9.6 shall not apply to any such pledge or assignment of a security interest, except with respect to any foreclosure or similar action taken by such pledgee or assignee with respect to such pledge or assignment; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto and no such pledgee or assignee shall have any voting rights under this Credit Agreement unless and until the requirements for assignments set forth in this Section 9.6 are complied with in connection with any foreclosure or similar action taken by such pledgee or assignee.

**Section 9.7        Adjustments; Set-off.**

(a)        Each Lender agrees that if any Lender (a "benefited Lender") shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 7.1(e), or otherwise) in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Loans, or interest thereon, such benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender's Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest. The Borrower agrees that each Lender so purchasing a portion of another Lender's Loans may exercise all rights of payment (including, without limitation, rights of set-off) with respect to such portion as fully as if such Lender were the direct holder of such portion.

(b)     In addition to any rights and remedies of the Lenders provided by law (including, without limitation, other rights of set-off), each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon the occurrence of any Event of Default, to setoff and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held by or owing to such Lender or any branch or agency thereof to or for the credit or the account of the Borrower or any other Credit Party, or any part thereof in such amounts as such Lender may elect, against and on account of the Loans and other Credit Party Obligations of the Borrower and the other Credit Parties to such Lender hereunder and claims of every nature and description of such Lender against the Borrower and the other Credit Parties, in any currency, whether arising hereunder, under any other Credit Document or any Hedging Agreement provided by such Lender pursuant to the terms of this Agreement, as such Lender may elect, whether or not such Lender has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured.  The aforesaid right of set-off may be exercised by such Lender against the Borrower, any other Credit Party or against any trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver or execution, judgment or attachment creditor of the Borrower or any other Credit Party, or against anyone else claiming through or against the Borrower, any other Credit Party or any such trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver, or execution, judgment or attachment creditor, notwithstanding the fact that such right of set-off shall not have been exercised by such Lender prior to the occurrence of any Event of Default.  Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

**Section 9.8      Table of Contents and Section Headings.**

The table of contents and the Section and subsection headings herein are intended for convenience only and shall be ignored in construing this Credit Agreement.

**Section 9.9      Counterparts.**

This Credit Agreement may be executed by one or more of the parties to this Credit Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.  A set of the copies of this Credit Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

**Section 9.10     Integration; Effectiveness; Continuing Agreement.**

(a)     This Credit Agreement, together with the other Credit Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter.  In the event of any conflict between the provisions of this Credit Agreement and those of any other Credit Document, the provisions of this Credit Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Administrative Agent or the Lenders in any other Credit Document shall not be deemed a conflict with this Credit Agreement.  Each Credit Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

(b)     This Credit Agreement shall become effective at such time when all of the conditions set forth in Section 4.1 have been satisfied or waived by the Lenders and it shall have been executed by the Borrower, the Canadian Borrower, the Canadian Subsidiaries, the Guarantors and the Administrative Agent, and the Administrative Agent shall have received copies hereof (telefaxed or otherwise) which, when taken together, bear the signatures of each Lender, and thereafter this Credit Agreement shall be binding upon and inure to the benefit of the Borrower, the Canadian Borrower, the Canadian Subsidiaries, the Guarantors, the Administrative Agent and each Lender and their respective successors and permitted assigns.

(c) This Credit Agreement shall be a continuing agreement and shall remain in full force and effect until all Loans, LOC Obligations, interest, fees and other Credit Party Obligations (other than those obligations that expressly survive the termination of this Credit Agreement) have been paid in full and all Commitments and Letters of Credit have been terminated. Upon termination, the Credit Parties shall have no further obligations (other than those obligations that expressly survive the termination of this Credit Agreement) under the Credit Documents and the Administrative Agent shall, at the request and expense of the Borrower, deliver all the Collateral in its possession to the Borrower and release all Liens on the Collateral; provided that should any payment, in whole or in part, of the Credit Party Obligations be rescinded or otherwise required to be restored or returned by the Administrative Agent or any Lender, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, then the Credit Documents shall automatically be reinstated and all Liens of the Administrative Agent shall reattach to the Collateral and all amounts required to be restored or returned and all costs and expenses incurred by the Administrative Agent or any Lender in connection therewith shall be deemed included as part of the Credit Party Obligations.

**Section 9.11    Severability.**

Any provision of this Credit Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

**Section 9.12    Governing Law.**

This Credit Agreement and the Notes and the rights and obligations of the parties under this Credit Agreement and the Notes shall be governed by, and construed and interpreted in accordance with, the law of the State of New York.

**Section 9.13    Consent to Jurisdiction and Service of Process.**

All judicial proceedings brought against the Borrower and/or any other Credit Party with respect to this Credit Agreement, any Note or any of the other Credit Documents may be brought in any state or federal court of competent jurisdiction in the State of New York, and, by execution and delivery of this Credit Agreement, each of the Borrower and the other Credit Parties accepts, for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Credit Agreement from which no appeal has been taken or is available. Each of the Borrower and the other Credit Parties irrevocably agrees that all service of process in any such proceedings in any such court may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth in Section 9.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto, such service being hereby acknowledged by the each of the Borrower and the other Credit Parties to be effective and binding service in every respect. Each of the Borrower, the other Credit Parties, the Administrative Agent and the Lenders irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any such action or proceeding in any such jurisdiction. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of any Lender to bring proceedings against the Borrower or the other Credit Parties in the court of any other jurisdiction.

**Section 9.14    Confidentiality.**

The Administrative Agent and each of the Lenders agrees that, without the prior consent of the Borrower, it will use its commercially reasonable best efforts not to disclose any information with respect to the Credit Parties which is furnished pursuant to this Credit Agreement, any other Credit Document or any documents contemplated by or referred to herein or therein, except that any Lender may disclose any such information (a) to its employees,

Affiliates, auditors and counsel or to another Lender, (b) as has become generally available to the public other than by a breach of this Section 9.14, (c) as may be required or appropriate in any report, statement or testimony submitted to any municipal, state, provincial or federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or the OCC or the NAIC or similar organizations (whether in the United States or elsewhere) or their successors, (d) as may be required or appropriate in response to any summons or subpoena or any law, order, regulation or ruling applicable to such Lender, (e) to any prospective Participant, assignee or pledgee in connection with any contemplated transfer pursuant to Section 9.6; provided that such prospective transferee shall have been made aware of this Section 9.14 and shall have agreed to be bound by its provisions as if it were a party to this Credit Agreement, (f) to Gold Sheets and other similar bank trade publications; such information to consist of deal terms and other information regarding the credit facilities evidenced by this Credit Agreement customarily found in such publications, (g) in connection with any suit, action or proceeding for the purpose of defending itself, reducing its liability, or protecting or exercising any of its claims, rights, remedies or interests under or in connection with the Credit Documents or any Secured Hedging Agreement, (h) to any direct or indirect contractual counterparty in swap agreements or such contractual counterparty's professional advisor (so long as such contractual counterparty or professional advisor to such contractual counterparty agrees to be bound by the provisions of this Section 9.14), and (i) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender's investment portfolio in connection with ratings issued with respect to such Lender.

### Section 9.15    Acknowledgments.

The Borrower and the other Credit Parties each hereby acknowledges that:

(a)    it has been advised by counsel in the negotiation, execution and delivery of each Credit Document;

(b)    neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrower or any other Credit Party arising out of or in connection with this Credit Agreement and the relationship between Administrative Agent and Lenders, on one hand, and the Borrower and the other Credit Parties, on the other hand, in connection herewith is solely that of debtor and creditor; and

(c)    no joint venture exists among the Lenders or among the Borrower or the other Credit Parties and the Lenders.

### Section 9.16    Waivers of Jury Trial; Waiver of Consequential Damages.

THE BORROWER, THE OTHER CREDIT PARTIES, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS CREDIT AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.  Each of the Borrower, the other Credit Parties, the Administrative Agent and the Lenders agree not to assert any claim against any other party to this Credit Agreement or any of their respective directors, officers, employees, attorneys, Affiliates or agents, on any theory of liability, for special, indirect, consequential or punitive damages arising out of or otherwise relating to any of the transactions contemplated herein.

### Section 9.17    Patriot Act Notice.

Each Lender and the Administrative Agent (for itself and not on behalf of any other party) hereby notifies the Credit Parties that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56, signed into law October 26, 2001 (the "Patriot Act"), it is required to obtain, verify and record information that identifies the Credit Parties, which information includes the name and address of the Credit Parties and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Credit Parties in accordance with the Patriot Act.

**Section 9.18    Joint and Several Liability.**

(a)    Each of the Loan Parties is accepting joint and several liability for the Canadian Obligations hereunder in consideration of the financial accommodation to be provided by the Lenders under this Credit Agreement, for the mutual benefit, directly and indirectly, of each of the Loan Parties and in consideration of the undertakings of each of the Loan Parties to accept joint and several liability for the Canadian Obligations.

(b)    Each of the Loan Parties jointly and severally hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Loan Parties with respect to the payment and performance of all of the Canadian Obligations, it being the intention of the parties hereto that all of the Canadian Obligations shall be the joint and several obligations of each of the Loan Parties without preferences or distinction between them.

(c)    If and to the extent that any of the Loan Parties shall fail to make any payment with respect to any of the Canadian Obligations hereunder as and when due or to perform any of such obligations in accordance with the terms thereof, then in each such event, the other Loan Parties will jointly and severally make such payment with respect to, or perform, such obligation.

(d)    The obligations of each Loan Party under the provisions of this Section 9.18 constitute full recourse obligations of such Loan Party, enforceable against it to the full extent of its properties and assets whether now owned or hereafter acquired;

(e)    The provisions of this Section 9.18 are made for the benefit of the Administrative Agent, the Lenders and their successors and assigns, and may be enforced by them from time to time against any of the Loan Parties as often as occasion therefor may arise and without requirement on the part of the Lenders first to marshall any of its claims or to exercise any of its rights against any other Loan Party or to exhaust any remedies available to it against any other Loan Party or to resort to any other source or means of obtaining payment of any of the Canadian Obligations hereunder or to elect any other remedy.  The provisions of this Section 9.18 shall remain in effect until all the Canadian Obligations hereunder shall have been paid in full or otherwise fully satisfied.  If at any time, any payment, or any part thereof, made in respect of any of the Canadian Obligations, is rescinded or must otherwise be restored or returned by the Lenders upon the insolvency, bankruptcy or reorganization of any of the Loan Parties, or otherwise, the provisions of this Section 9.18 will forthwith be reinstated and in effect as though such payment had not been made.

(f)    Notwithstanding any provision to the contrary contained herein or in any of the other Credit Documents, to the extent the obligations of any Loan Party shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state, provincial or federal law relating to fraudulent conveyances or transfers) then the obligations of such Loan Party hereunder shall be limited to the maximum amount that is permissible under applicable law (whether federal or state and including, without limitation, Bankruptcy Laws).

**Section 9.19    Judgment Currency.**

(a)    If for the purposes of obtaining judgment in any court it is necessary to convert all or any part of the Credit Party Obligations payable in Dollars into Canadian Dollars, each Credit Party to the fullest extent that it may effectively do so, agrees that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Administrative Agent could purchase Dollars with Canadian Dollars at its principal office in Charlotte, North Carolina on the day (an "Administrative Agent's Business Day") on which the Administrative Agent is open for the transaction of its banking business at such office immediately preceding the day on which any such judgment, or any relevant part thereof, is paid or otherwise satisfied.

(b)    The obligation of each Credit Party in respect of any part of the Credit Party Obligations due in Dollars shall, notwithstanding any judgment expressed in Canadian Dollars, be discharged only to the extent that on the Administrative Agent's Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in Canadian dollars or of any other sum in Canadian Dollars the

Administrative Agent may, in accordance with its normal banking procedures, purchase Dollars with such Canadian Dollars. If the amount in Dollars so purchased is less than the sum originally due in Dollars, the Credit Parties shall, as a separate obligation and notwithstanding any such judgment, indemnify the Administrative Agent against such loss, and if the amount of Dollars so purchased exceeds the sum originally due, the Administrative Agent shall remit such excess to the Credit Parties.

## ARTICLE X

## GUARANTY OF BORROWER OBLIGATIONS

**Section 10.1** **The Guaranty.**

In order to induce the Lenders to enter into this Credit Agreement and any Hedging Agreement Provider to enter into any Secured Hedging Agreement and to extend credit hereunder and thereunder and in recognition of the direct benefits to be received by the Guarantors from the Extensions of Credit hereunder and any Secured Hedging Agreement, each of the Guarantors hereby agrees with the Administrative Agent and the Lenders as follows: each Guarantor hereby unconditionally and irrevocably jointly and severally guarantees as primary obligor and not merely as surety the full and prompt payment when due, whether upon maturity, by acceleration or otherwise, of any and all indebtedness of the Borrower to the Administrative Agent and the Lenders. If any or all of the indebtedness becomes due and payable hereunder or under any Secured Hedging Agreement, each Guarantor unconditionally promises to pay such indebtedness to the Administrative Agent, the Secured Parties or their respective order, or demand, together with any and all reasonable expenses which may be incurred by the Administrative Agent or the Secured Parties in collecting any of the Credit Party Obligations. The word "indebtedness" is used in this Article X in its most comprehensive sense and means any and all advances, debts, obligations and liabilities of the Borrower arising in connection with this Credit Agreement, the other Credit Documents or any Secured Hedging Agreement, including specifically all Credit Party Obligations, in each case, heretofore, now, or hereafter made, incurred or created, whether voluntarily or involuntarily, absolute or contingent, liquidated or unliquidated, determined or undetermined, whether or not such indebtedness is from time to time reduced, or extinguished and thereafter increased or incurred, whether the Borrower may be liable individually or jointly with others, whether or not recovery upon such indebtedness may be or hereafter become barred by any statute of limitations, and whether or not such indebtedness may be or hereafter become otherwise unenforceable.

Notwithstanding any provision to the contrary contained herein or in any other of the Credit Documents, to the extent the obligations of a Guarantor shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state or federal law relating to fraudulent conveyances or transfers) then the obligations of each such Guarantor hereunder shall be limited to the maximum amount that is permissible under applicable law (whether federal or state and including, without limitation, Bankruptcy Laws).

**Section 10.2** **Bankruptcy.**

Additionally, each of the Guarantors unconditionally and irrevocably guarantees jointly and severally the payment of any and all Credit Party Obligations of the Borrower to the Secured Parties whether or not due or payable by the Borrower upon the occurrence of any of the events specified in Section 7.1(e), and unconditionally promises to pay such Credit Party Obligations to the Administrative Agent for the account of the Secured Parties, or order, on demand, in lawful money of the United States. Each of the Guarantors further agrees that to the extent that the Borrower or a Guarantor shall make a payment or a transfer of an interest in any property to the Administrative Agent or any Secured Party, which payment or transfer or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, or otherwise is avoided, and/or required to be repaid to the Borrower or a Guarantor, the estate of the Borrower or a Guarantor, a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such avoidance or repayment, the obligation or part thereof intended to be satisfied shall be revived and continued in full force and effect as if said payment had not been made.

**Section 10.3**     **Nature of Liability.**

The liability of each Guarantor hereunder is exclusive and independent of any security for or other guaranty of the Credit Party Obligations of the Borrower whether executed by any such Guarantor, any other guarantor or by any other party, and no Guarantor's liability hereunder shall be affected or impaired by (a) any direction as to application of payment by the Borrower or by any other party, or (b) any other continuing or other guaranty, undertaking or maximum liability of a guarantor or of any other party as to the Credit Party Obligations of the Borrower, or (c) any payment on or in reduction of any such other guaranty or undertaking, or (d) any dissolution, termination or increase, decrease or change in personnel by the Borrower, or (e) any payment made to the Administrative Agent or any Secured Party on the Credit Party Obligations which the Administrative Agent or such Secured Party repays the Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each of the Guarantors waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

**Section 10.4**     **Independent Obligation.**

The obligations of each Guarantor hereunder are independent of the obligations of any other Guarantor or the Borrower, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not action is brought against any other Guarantor or the Borrower and whether or not any other Guarantor or the Borrower is joined in any such action or actions.

**Section 10.5**     **Authorization.**

Each of the Guarantors authorizes the Administrative Agent and each Secured Party without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to (a) renew, compromise, extend, increase, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Credit Party Obligations or any part thereof in accordance with this Agreement and any Secured Hedging Agreement, as applicable, including any increase or decrease of the rate of interest thereon, (b) take and hold security from any Guarantor or any other party for the payment of this Guaranty or the Credit Party Obligations and exchange, enforce waive and release any such security, (c) apply such security and direct the order or manner of sale thereof as the Administrative Agent and the Lenders in their discretion may determine and (d) release or substitute any one or more endorsers, Guarantors, the Borrower or other obligors.

**Section 10.6**     **Reliance.**

It is not necessary for the Administrative Agent or any Secured Party to inquire into the capacity or powers of the Borrower or the officers, directors, members, partners or agents acting or purporting to act on its behalf, and any Credit Party Obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

**Section 10.7**     **Waiver.**

(a)     Each of the Guarantors waives any right (except as shall be required by applicable statute and cannot be waived) to require the Administrative Agent or any Secured Party to (i) proceed against the Borrower, any other guarantor or any other party, (ii) proceed against or exhaust any security held from the Borrower, any other guarantor or any other party, or (iii) pursue any other remedy in the Administrative Agent's or any Secured Party's power whatsoever. Each of the Guarantors waives any defense based on or arising out of any defense of the Borrower, any other guarantor or any other party other than payment in full of the Credit Party Obligations (other than contingent indemnity obligations), including without limitation any defense based on or arising out of the disability of the Borrower, any other guarantor or any other party, or the unenforceability of the Credit Party Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Borrower other than payment in full of the Credit Party Obligations. The Administrative Agent may, at its election, foreclose on any security held by the Administrative Agent by one or more judicial or nonjudicial sales (to the extent such sale is permitted by applicable law), or exercise any other right or remedy the Administrative Agent or any Lender may have against the Borrower or any other party, or any security, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent the Credit Party Obligations have been paid in full and the Commitments have been terminated.  Each of the Guarantors waives any defense arising out of any such election by the Administrative Agent or any of the Lenders, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of the Guarantors against the Borrower or any other party or any security.

(b)	Each of the Guarantors waives all presentments, demands for performance, protests and notices, including without limitation notices of nonperformance, notice of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation or incurring of new or additional Credit Party Obligations.  Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrower's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Credit Party Obligations and the nature, scope and extent of the risks which such Guarantor assumes and incurs hereunder, and agrees that neither the Administrative Agent nor any Lender shall have any duty to advise such Guarantor of information known to it regarding such circumstances or risks.

(c)	Each of the Guarantors hereby agrees it will not exercise any rights of subrogation which it may at any time otherwise have as a result of this Guaranty (whether contractual, under Section 509 of the Bankruptcy Code, or otherwise) to the claims of any Secured Party against the Borrower or any other guarantor of the Credit Party Obligations of the Borrower owing to such Secured Party (collectively, the "Other Parties") and all contractual, statutory or common law rights of reimbursement, contribution or indemnity from any Other Party which it may at any time otherwise have as a result of this Guaranty until such time as the Credit Party Obligations shall have been paid in full and the Commitments have been terminated.  Each of the Guarantors hereby further agrees not to exercise any right to enforce any other remedy which the Administrative Agent or any Secured Party now have or may hereafter have against any Other Party, any endorser or any other guarantor of all or any part of the Credit Party Obligations of the Borrower and any benefit of, and any right to participate in, any security or collateral given to or for the benefit of the Secured Parties to secure payment of the Credit Party Obligations of the Borrower until such time as the Credit Party Obligations (other than contingent indemnity obligations) shall have been paid in full and the Commitments have been terminated.

**Section 10.8	Limitation on Enforcement.**

The Secured Parties agree that this Guaranty may be enforced only by the action of the Administrative Agent acting upon the instructions of the Required Secured Parties and that no Secured Party shall have any right individually to seek to enforce or to enforce this Guaranty, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent for the benefit of the Secured Parties under the terms of this Credit Agreement and under any Secured Hedging Agreement.  The Secured Parties further agree that this Guaranty may not be enforced against any director, officer, employee or stockholder of the Guarantors.

**Section 10.9	Confirmation of Payment.**

The Administrative Agent and the Lenders will, upon request after payment of the indebtedness and obligations which are the subject of this Guaranty and termination of the Commitments relating thereto, confirm to the Borrower, the Guarantors or any other Person that such indebtedness and obligations have been paid and the Commitments relating thereto terminated, subject to the provisions of Section 10.2.

# ARTICLE XI

# INTERCREDITOR PROVISIONS

**Section 11.1	Acknowledgment of Priorities with Respect to Collateral Proceeds.**

Each of the parties hereto acknowledges that the priorities regarding the allocation of Collateral proceeds provided in Section 2.12(b) of this Credit Agreement shall not be affected or impaired in any manner whatsoever including, without limitation, on account of (a) the invalidity, irregularity or unenforceability of all or any part of the Credit Documents, (b) any amendment, change or modification of the Credit Documents (other than an amendment to Section 2.12(b) of this Agreement) or (c) any impairment, modification, change, exchange, release or subordination of or limitation on, any liability of or stay of actions or lien enforcement proceedings against, any Credit Party or any of its Subsidiaries, its property, or its estate in bankruptcy resulting from any bankruptcy, arrangement, readjustment, composition, liquidation, rehabilitation, similar proceeding or otherwise involving or affecting the Credit Party. Any payments or other distributions of any kind received by any Lender in contravention of the terms of this Credit Agreement shall be received in trust for the benefit of the Administrative Agent and shall forthwith be turned over to the Administrative Agent in the form received for allocation by the Administrative Agent in accordance with the terms hereof.

**Section 11.2    Limitations on Rights and Remedies.**

Notwithstanding anything herein to the contrary, until the date 91 days after all First Lien Obligations have been fully paid and the Revolving Commitment has been permanently reduced to zero ($0), (a) the First Lien Lenders shall have the exclusive right to direct the Administrative Agent to exercise any rights or remedies hereunder or under any of the other Credit Documents with respect to the Collateral and (b) the SLT Loan Lenders shall not be entitled to exercise (or to direct the Administrative Agent to exercise) any rights or remedies hereunder or under any of the other Credit Documents with respect to the Collateral.

**Section 11.3    Intercreditor Arrangements in Bankruptcy.**

Notwithstanding anything herein to the contrary, upon the occurrence of any Bankruptcy Event with respect to any Credit Party:

(a)    This Credit Agreement shall remain in full force and effect and enforceable pursuant to its terms in accordance with Section 510(a) of the Bankruptcy Code, and all references herein to any Credit Party shall be deemed to apply to such entity as debtor in possession and to any trustee in bankruptcy for the estate of such entity.

(b)    The Required First Lien Lenders shall have the exclusive right, on behalf of all of the Lenders, to direct the Administrative Agent to contest or consent to (i) the use of cash collateral by any Credit Party, (ii) the disposition of assets by any Credit Party under Section 363 of the Bankruptcy Code and (iii) the granting of a priming or pari passu Lien to secure post-petition financing provided pursuant to Section 364 of the Bankruptcy Code and not constituting financing under this Agreement, provided that the Administrative Agent shall have taken all reasonable steps to seek adequate protection on behalf of the Lenders. Any Lender that receives adequate protection payments or other distributions of any kind directly from any Person other than the Administrative Agent in respect of any Collateral or the interests of the Lenders therein shall turn over such payments or distribution to the Administrative Agent for distribution in accordance with Section 2.12 hereof.

(c)    Each SLT Loan Lender agrees not to (i) contest (A) the validity or enforceability of this Agreement, (B) the validity, priority or enforceability of the Liens granted to the Administrative Agent pursuant to the Security Documents or (C) the relative rights and duties of the holders of the First Lien Obligations and the Second Lien Obligations arising under this Agreement or any of the other Credit Documents; (ii) contest, or vote for a plan of reorganization which would have the effect of contesting, (A) the amount of any interest rate or fees payable on any First Lien Obligations or the date for maturity, scheduled amortization or mandatory prepayments for any First Lien Obligations or (B) the Administrative Agent or the First Lien Lenders receiving a Lien or being granted an administrative claim in connection with adequate protection, use of cash collateral or post-petition financing under Sections 361, 363, or 364 of the Bankruptcy Code or otherwise, so long as any such Lien or claim inures to the benefit of the SLT Loan Lenders on a second priority basis consistent with the terms of this Agreement; (iii) contest any action or inaction taken by the Administrative Agent at the direction of the Required First Lien Lenders in accordance with clause (b) above; (iv) contest any post-petition financing provided by one or more of the Lenders pursuant to Section 364 of the Bankruptcy Code on terms acceptable to the Required First Lien Lenders and not constituting financing under this Agreement, provided that the Administrative Agent shall have taken all reasonable steps to seek adequate protection on behalf of the Lenders; (v) contest or withhold consent from the disposition of assets by any Credit Party under Section 363 of the Bankruptcy Code; (vi) make an election pursuant to Section 1111(b) of the Bankruptcy Code without the consent of the Required First Lien Lenders (which consent

93

shall not be unreasonably withheld); (vii) contest the value of any claims of First Lien Lenders arising under the Credit Documents under Section 506(a) of the Bankruptcy Code; (viii) take any action or vote in any way so as to contest the payment of interest, fees and expenses arising under the Credit Documents as provided under Section 506(b) of the Bankruptcy Code; or (ix) seek to have the automatic stay lifted with respect to any Collateral, to appoint a Chapter 11 trustee under Section 1104 of the Bankruptcy Code or to convert or dismiss any proceeding under Section 1112 of the Bankruptcy Code, in each case without the prior written consent of the Required First Lien Lenders; provided, that if the Administrative Agent seeks such aforementioned relief, the Lenders shall join in any such motion or application seeking such relief.

(d)     Each Lender agrees not to take any action or vote in any way so as to contest or withhold consent from any plan of reorganization which is accepted by the Required First Lien Lenders and which treats the claims of all of the Lenders as allowed claims under such plan, provided that any Lender (i) may vote against confirmation of a reorganization plan that has a material adverse effect on such Lender's claim and violates Section 1129(a)(7)(A) of the Bankruptcy Code with respect to that claim, and (ii) may object to confirmation of such a plan on the grounds that it does not satisfy the requirements of Section 1129(a)(7)(A) of the Bankruptcy Code with respect to such Lender's claim.

(e)     Subject to the limitations set forth in this Agreement and the other Credit Documents, the Administrative Agent may, but is not required to, file proofs of claim and other pleadings and motions with respect to any First Lien Obligations, any Second Lien Obligations or the Collateral in any proceeding under Bankruptcy Laws.  In furtherance of the foregoing, the Lenders hereby appoint the Administrative Agent as their attorney-in-fact, with full authority in the place and stead of the Lenders and full power of substitution and in the name of the Lenders or otherwise, to execute and deliver any document or instrument that the Administrative Agent is required or permitted to deliver pursuant to this Section 11.3(f), such appointment being coupled with an interest and irrevocable.

(f)     If, in any receivership, bankruptcy or insolvency proceeding, debt obligations of the reorganized Credit Party secured by Liens upon any property of the reorganized Credit Party are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of the First Lien Obligations and the Second Lien Obligations, then, to the extent the debt obligations distributed on account of the First Lien Obligations and on account of the Second Lien Obligations are secured by Liens upon the same property, the provisions of this Credit Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

**Section 11.4     Waivers.**

The SLT Loan Lenders waive any claim that the SLT Loan Lenders may now or hereafter have against the First Lien Lenders (or their representatives) arising out of (i) any and all actions which the First Lien Lenders take or omit to take (including, without limitation, actions with respect to the creation, perfection or continuation of Liens on the Collateral, actions with respect to the occurrence of an Event of Default, actions with respect to the foreclosure upon, sale, release, or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the First Lien Obligations from any account debtor, guarantor or any other party) with respect to the First Lien Obligations, the provisions of the Credit Documents or to the collection of the First Lien Obligations or the valuation, use or protection of the Collateral (except to the extent that the taking, or the omitting to take, such action is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence, willful misconduct or breach of this Agreement by the First Lien Lenders) or (ii) the election of the First Lien Lenders, in any proceeding instituted under Chapter 11 of the Bankruptcy Code, for application of Section 1111(b) of the Bankruptcy Code.

**Section 11.5     Provisions Solely to Define Relative Rights.**

The provisions of this Article XI are and are intended solely for the purpose of defining the relative rights of the First Lien Lenders, on the one hand, and the SLT Loan Lenders, on the other hand.  None of the Credit Parties shall have any rights or obligations under this Article XI.  Nothing contained in this Article XI or elsewhere in this Credit Agreement is intended to or shall impair the obligations of the Credit Parties, which are absolute and unconditional, to pay the Credit Party Obligations as and when the same shall become due and payable in accordance with their terms.

**Section 11.6**     **Reinstatement.**

The First Lien Obligations shall be automatically reinstated if at any time payment of, in whole or in part, any of the First Lien Obligations is challenged by the initiation of any suit or proceeding by any party, or is rescinded or must otherwise be restored or returned by the Administrative Agent or any First Lien Lender as a preference, fraudulent conveyance or otherwise under any bankruptcy, insolvency or similar law, or under any other state or federal law, the common law or any ruling in equity, all as though such payment had not been made, and in such event all reasonable documented costs and expenses including, without limitation, any reasonable documented legal fees and disbursements incurred by the Administrative Agent or any First Lien Lender in defending any such action or proceeding or enforcing such reinstatement shall be deemed included as part of the First Lien Obligations and the SLT Loan Lenders shall account for any payments received in respect of the Collateral prior to such reinstatement.

## ARTICLE XII

## GUARANTY OF CANADIAN BORROWER OBLIGATIONS

**Section 12.1**     **The Guaranty.**

In order to induce the Lenders to enter into this Credit Agreement and any Hedging Agreement Provider to enter into any Secured Hedging Agreement and to extend credit hereunder and thereunder and in recognition of the direct benefits to be received by the Canadian Guarantors from the Extensions of Credit hereunder and any Secured Hedging Agreement, each of the Canadian Guarantors hereby agrees with the Administrative Agent and the Lenders as follows:  each Canadian Guarantor hereby unconditionally and irrevocably jointly and severally guarantees as primary obligor and not merely as surety the full and prompt payment when due, whether upon maturity, by acceleration or otherwise, of any and all indebtedness of the Canadian Borrower to the Administrative Agent and the Lenders.  If any or all of the indebtedness becomes due and payable hereunder or under any Secured Hedging Agreement, each Canadian Guarantor unconditionally promises to pay such indebtedness to the Administrative Agent, the Secured Parties, or their respective order, or demand, together with any and all reasonable expenses which may be incurred by the Administrative Agent or the Lenders in collecting any of the Canadian Obligations. The word "indebtedness" is used in this Article XII in its most comprehensive sense and means any and all advances, debts, obligations and liabilities of the Canadian Borrower arising in connection with this Credit Agreement, the other Credit Documents or any Secured Hedging Agreement, including specifically all Canadian Obligations, in each case, heretofore, now, or hereafter made, incurred or created, whether voluntarily or involuntarily, absolute or contingent, liquidated or unliquidated, determined or undetermined, whether or not such indebtedness is from time to time reduced, or extinguished and thereafter increased or incurred, whether the Canadian Borrower may be liable individually or jointly with others, whether or not recovery upon such indebtedness may be or hereafter become barred by any statute of limitations, and whether or not such indebtedness may be or hereafter become otherwise unenforceable.

Notwithstanding any provision to the contrary contained herein or in any other of the Credit Documents, to the extent the obligations of a Canadian Guarantor shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state, provincial or federal law relating to fraudulent conveyances or transfers) then the obligations of each such Canadian Guarantor hereunder shall be limited to the maximum amount that is permissible under applicable law (whether federal, state or provincial and including, without limitation, Bankruptcy Laws).

**Section 12.2**     **Bankruptcy.**

Additionally, each of the Canadian Guarantors unconditionally and irrevocably guarantees jointly and severally the payment of any and all Canadian Obligations of the Canadian Borrower to the Secured Parties whether or not due or payable by the Canadian Borrower upon the occurrence of any of the events specified in Section 7.1(e), and unconditionally promises to pay such Canadian Obligations to the Administrative Agent for the account of the Secured Parties, or order, on demand, in lawful money of the United States. Each of the Canadian Guarantors further agrees that to the extent that the Canadian Borrower or a Canadian Guarantor shall make a payment or a transfer of an interest in any property to the Administrative Agent or any Secured Party, which payment or transfer or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, or otherwise is avoided, and/or required to be repaid to the Canadian Borrower or a Canadian Guarantor, the estate of the Canadian Borrower or a Canadian Guarantor, a trustee, receiver or any other party under any bankruptcy law, state, provincial or federal law, common law or equitable cause, then to the extent of such avoidance or repayment, the obligation or part thereof intended to be satisfied shall be revived and continued in full force and effect as if said payment had not been made.

### Section 12.3    Nature of Liability.

The liability of each Canadian Guarantor hereunder is exclusive and independent of any security for or other guaranty of the Canadian Obligations of the Canadian Borrower whether executed by any such Canadian Guarantor, any other guarantor or by any other party, and no Canadian Guarantor's liability hereunder shall be affected or impaired by (a) any direction as to application of payment by the Canadian Borrower or by any other party, or (b) any other continuing or other guaranty, undertaking or maximum liability of a guarantor or of any other party as to the Canadian Obligations of the Canadian Borrower, or (c) any payment on or in reduction of any such other guaranty or undertaking, or (d) any dissolution, termination or increase, decrease or change in personnel by the Canadian Borrower, or (e) any payment made to the Administrative Agent or any Secured Party on the Canadian Obligations which the Administrative Agent or such Secured Party repays the Canadian Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each of the Canadian Guarantors waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

### Section 12.4    Independent Obligation.

The obligations of each Canadian Guarantor hereunder are independent of the obligations of any other Canadian Guarantor or the Canadian Borrower, and a separate action or actions may be brought and prosecuted against each Canadian Guarantor whether or not action is brought against any other Canadian Guarantor or the Canadian Borrower and whether or not any other Canadian Guarantor or the Canadian Borrower is joined in any such action or actions.

### Section 12.5    Authorization.

Each of the Canadian Guarantors authorizes the Administrative Agent and each Secured Party without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to (a) renew, compromise, extend, increase, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Canadian Obligations or any part thereof in accordance with this Agreement and any Secured Hedging Agreement, as applicable, including any increase or decrease of the rate of interest thereon, (b) take and hold security from any Canadian Guarantor or any other party for the payment of this Guaranty or the Canadian Obligations and exchange, enforce waive and release any such security, (c) apply such security and direct the order or manner of sale thereof as the Administrative Agent and the Lenders in their discretion may determine and (d) release or substitute any one or more endorsers, Canadian Guarantors, the Canadian Borrower or other obligors.

### Section 12.6    Reliance.

It is not necessary for the Administrative Agent or any Secured Party to inquire into the capacity or powers of the Canadian Borrower or the officers, directors, members, partners or agents acting or purporting to act on its behalf, and any Canadian Obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

**Section 12.7**     **Waiver.**

(a)     Each of the Canadian Guarantors waives any right (except as shall be required by applicable statute and cannot be waived) to require the Administrative Agent or any Secured Party to (i) proceed against the Canadian Borrower, any other guarantor or any other party, (ii) proceed against or exhaust any security held from the Canadian Borrower, any other guarantor or any other party, or (iii) pursue any other remedy in the Administrative Agent's or any Secured Party's power whatsoever.  Each of the Canadian Guarantors waives any defense based on or arising out of any defense of the Canadian Borrower, any other guarantor or any other party other than payment in full of the Canadian Obligations (other than contingent indemnity obligations), including without limitation any defense based on or arising out of the disability of the Canadian Borrower, any other guarantor or any other party, or the unenforceability of the Canadian Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Canadian Borrower other than payment in full of the Canadian Obligations. The Administrative Agent may, at its election, foreclose on any security held by the Administrative Agent or dispose of the same by one or more judicial or nonjudicial sales (to the extent such foreclosure or sale is permitted by applicable law), or exercise any other right or remedy the Administrative Agent or any Lender may have against the Canadian Borrower or any other party, or any security, without affecting or impairing in any way the liability of any Canadian Guarantor hereunder except to the extent the Canadian Obligations have been paid in full and the Commitments have been terminated.  Each of the Canadian Guarantors waives any defense arising out of any such election by the Administrative Agent or any of the Lenders, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of the Canadian Guarantors against the Canadian Borrower or any other party or any security.

(b)     Each of the Canadian Guarantors waives all presentments, demands for performance, protests and notices, including without limitation notices of nonperformance, notice of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation or incurring of new or additional Canadian Obligations.  Each Canadian Guarantor assumes all responsibility for being and keeping itself informed of the Canadian Borrower's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Canadian Obligations and the nature, scope and extent of the risks which such Canadian Guarantor assumes and incurs hereunder, and agrees that neither the Administrative Agent nor any Lender shall have any duty to advise such Canadian Guarantor of information known to it regarding such circumstances or risks.

(c)     Each of the Canadian Guarantors hereby agrees it will not exercise any rights of subrogation which it may at any time otherwise have as a result of this Guaranty (whether contractual, statutory or otherwise) to the claims of the Lenders or any Secured Party against the Canadian Borrower or any other guarantor of the Canadian Obligations of the Canadian Borrower owing to such Secured Party (collectively, the "Other Parties") and all contractual, statutory or common law rights of reimbursement, contribution or indemnity from any Other Party which it may at any time otherwise have as a result of this Guaranty until such time as the Canadian Obligations shall have been paid in full and the Commitments have been terminated.  Each of the Canadian Guarantors hereby further agrees not to exercise any right to enforce any other remedy which the Administrative Agent or any Secured Party now have or may hereafter have against any Other Party, any endorser or any other guarantor of all or any part of the Canadian Obligations of the Canadian Borrower and any benefit of, and any right to participate in, any security or collateral given to or for the benefit of the Secured Parties to secure payment of the Canadian Obligations of the Canadian Borrower until such time as the Canadian Obligations (other than contingent indemnity obligations) shall have been paid in full and the Commitments have been terminated.

**Section 12.8**     **Limitation on Enforcement.**

The Secured Parties agree that this Guaranty may be enforced only by the action of the Administrative Agent acting upon the instructions of the Required Secured Parties and that no Secured Party shall have any right individually to seek to enforce or to enforce this Guaranty, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent for the benefit of the Secured Parties under the terms of this

Credit Agreement and under any Secured Hedging Agreement. The Secured Parties further agree that this Guaranty may not be enforced against any director, officer, employee or stockholder of the Canadian Guarantors.

**Section 12.9** **Confirmation of Payment.**

The Administrative Agent and the Lenders will, upon request after payment of the indebtedness and obligations which are the subject of this Guaranty and termination of the Commitments relating thereto, confirm to the Canadian Borrower, the Canadian Guarantors or any other Person that such indebtedness and obligations have been paid and the Commitments relating thereto terminated, subject to the provisions of Section 12.2.

**[REMAINDER OF PAGE INTENTIONALLY BLANK]**

IN WITNESS WHEREOF, the parties hereto have caused this Credit Agreement to be duly executed and delivered by its proper and duly authorized officers as of the day and year first above written.

**BORROWER:**

**JUNO LIGHTING, INC.,**
a Delaware corporation

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Title:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

**CANADIAN BORROWER:**

**JUNO LIGHTING LTD.,**
an Ontario, Canada corporation

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Title:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

**GUARANTORS:**

**JUNO MANUFACTURING, INC.**,
an Illinois corporation

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Title:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

**INDY LIGHTING, INC.,**
an Indiana corporation

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Title:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

**ALFA LIGHTING, INC.,**
a California corporation

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Title:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

**MODULIGHT LLC,**
a Delaware limited liability company

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Name:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
Title:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

ADMINISTRATIVE AGENT
AND LENDERS:                          **WACHOVIA BANK, NATIONAL
                                      ASSOCIATION**,
                                      as Administrative Agent and as a Lender


                                      By:_____
                                      Name:
                                      Title: